As filed with the Securities and Exchange Commission on May 9, 2006

Registration No. 333-131794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BASIN WATER, INC.

(Exact name of registrant as specified in its charter)

Delaware	4941	20-4736881
(State or other jurisdiction of Incorporation of organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8731 Prestige Court

Rancho Cucamonga, CA 91730

(909) 481-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas C. Tekulve

Chief Financial Officer

Basin Water, Inc.

8731 Prestige Court

Rancho Cucamonga, CA 91730

(909) 481-6800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Faye H. Russell, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130-2071 (858) 523-5400	Keith R. Solar, Esq. Alhadeff & Solar, LLP 707 Broadway, Suite 800 San Diego, CA 92101 (619) 239-8700	Brian M. Katz, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	5,750,000	(4)	$12.00	$69,000,000	$7,383

(1)	Estimated pursuant to Rule 457(a).
(2)	Anticipated to be between $10.00 and $12.00 per share.
(3)	In connection with its initial filing on Form S-1 on February 13, 2006, the Registrant paid an aggregate filing fee of $5,538 with respect to the registration of common stock with a proposed maximum aggregate offering price of $51,750,000. Concurrent with the filing of this Amendment No. 4 to this Registration Statement, the Registrant has transmitted $1,845, representing the additional filing fee payable with respect to the $17,250,000 increase in the proposed maximum aggregate offering price set forth herein.
(4)	Includes shares issuable upon exercise of the underwriters’ over-allotment option.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to this offering. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2006

PROSPECTUS

5,000,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock with this prospectus.

This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol “BWTR.”

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of common stock upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

Investing in shares of our common stock involves risks. See “ Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Basin Water, Inc.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about                     , 2006.

JANNEY MONTGOMERY SCOTT LLC

A.G. EDWARDS	CANACCORD ADAMS

The date of this prospectus is                     , 2006.

▲ *Yucca Valley, California*
3 Million Gallons Per Day – Nitrate Removal & Blending Facility

Providing new sources of safe & reliable drinking water.

▲ *San Dimas, California*
3 Million Gallons Per Day
Perchlorate & Nitrate Removal System

▲ *Avondale, Arizona*
3 Million Gallons Per Day – Nitrate Removal System

▲ *Salinas, California*
1.5 Million Gallons Per Day – Uranium Removal System

▲ *Coachella, California*
6 Million Gallons Per Day – Arsenic Removal Facility

Basin Water™

Until                      (25 days after commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights key aspects of our business and our offering of common stock that are described more fully elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the Risk Factors beginning on page 8 and our financial statements and related notes beginning on page F-1, before making an investment decision. References to “we,” “us,” or “our” refer to Basin Water, Inc.

Our Company

We design, build and implement systems for the treatment of contaminated groundwater. We have developed a proprietary, ion-exchange treatment system that reduces groundwater contaminant levels in what we believe is a more efficient, flexible and cost-effective manner than competing solutions. We market our system to utilities, cities, municipalities, special districts, real estate developers and other organizations that supply water, collectively referred to as water providers, for use in treating groundwater sources that do not comply with federal or state regulations due to the presence of chemical contaminants. We currently have 50 systems delivered or in process in California and Arizona with an aggregate installed capacity of approximately 86,800 acre-feet per year or approximately 28.3 billion gallons per year. Our customers include American Water, a division of RWE AG, California Water Service Group and American States Water Company, three of the largest investor-owned water utilities in the United States based on population served.

Our ion-exchange treatment system is installed at the site of the well, also known as the wellhead, and can be adjusted to treat varying volumes of water, also known as scaleable. Ion-exchange is a process that treats contaminated water by using resins to chemically bond with specific contaminants, thus removing them from the treated water. Our process uses multiple beds of ion exchange resins through which the water flows until it meets appropriate contaminant levels.

Our system produces what we believe are low waste rates, can meet a wide range of volume requirements and is capable of removing multiple chemical contaminants at a single site. While our system can treat a wide range of chemical contaminants, we have focused the majority of our initial efforts on three key groundwater contaminants: arsenic, nitrate and perchlorate. These contaminants, which have been linked to various cancers, diseases and metabolic disorders, have received substantial focus and attention of the United States Environmental Protection Agency, or EPA, and state regulatory agencies, media and consumer groups. As a result, this has created our most immediate market opportunity for treatment of groundwater.

Rapid population growth and decreasing drinking water supplies, due to increased chemical contamination and increasingly stringent environmental regulation, have fueled the growth of the groundwater contaminant treatment industry. While the effects of these factors are felt throughout the United States, they are particularly acute in the southwest portion of the country west of the 100th meridian, which we refer to in this prospectus as the Arid West. This region is currently experiencing some of the nation’s highest population growth and a chronic water shortage.

We believe that treatment of the large amount of contaminated groundwater represents the most cost-effective and viable method to expand the water supply to meet the needs of a growing population, and represents a significant market opportunity for us. Water treatment for chemical contaminant removal is recognized by the EPA as a significant area of need in the United States. In a report published in June 2005, the EPA estimated that water contaminant treatment projects in the United States will require $53.2 billion in investment over the next 20 years.

Our long-term goal is to become a major supplier of groundwater contaminant treatment systems in the United States, with an initial focus on the Arid West. To aid our national expansion, we have entered into a strategic sales and marketing agreement with Shaw Environmental, Inc., an affiliate of The Shaw Group, Inc., or

Shaw, a nationally focused consulting, engineering and environmental services firm with over $3.0 billion in annual revenues, to market our arsenic treatment system to water providers in 18 states. In addition, we are currently finalizing discussions with Aqua America, Inc., or Aqua America, the largest U.S.-based publicly-traded water utility, regarding a strategic relationship. Under the terms of the proposed strategic relationship, Aqua America and Basin Water would work together to treat and recover sources of water supply that have been impacted by nitrate and arsenic. The proposed strategic relationship would facilitate the installation of our water treatment systems at publicly-owned and investor-owned water systems and the operations of such water systems.

As a result of years of research and development, we believe we have built an intellectual property portfolio that gives us a position of competitive strength within our industry. As of the date of this prospectus, we have obtained three patents in the United States, have received a notice of allowance for one United States patent application and have filed four additional patent applications with the United States Patent and Trademark Office, or USPTO, on various aspects of our groundwater treatment system process. In addition, we have received a notice of allowance for one European patent application and have filed seven patent applications in key jurisdictions around the world.

We had revenues and net income of $12.2 million and $0.6 million, respectively, for the year ended December 31, 2005 compared to revenues and net loss of $4.3 million and $0.6 million, respectively, for the year ended December 31, 2004. As of December 31, 2005, our revenues backlog was $77.0 million, an increase of $42.0 million, or 120%, compared to our revenues backlog of $35.0 million at December 31, 2004.

Our Strengths. We believe our system provides a safe, reliable and sustainable source of drinking water with the following strengths:

•	is highly effective at removing groundwater contaminants;

•	produces what we believe are low waste rates;

•	uses simulation software that can rapidly design and adjust the treatment process on a real-time basis;

•	is capable of removing multiple contaminants within a single site;

•	is operated easily and includes support and maintenance services, if desired by our customers;

•	operates with minimal electrical power, thereby reducing its operational cost for our customers;

•	provides flexibility and scalability to meet water providers’ volume requirements;

•	has a small footprint and can be deployed rapidly; and

•	is offered to our customers with flexible contract and financing structures.

Our Strategy. We expect to achieve our goal of becoming the leading provider of groundwater treatment systems in the United States through the following strategies:

•	target key groundwater contaminants;

•	expand our business throughout the Arid West;

•	extend our geographic reach throughout the United States; and

•	maintain and extend our technology position.

Corporate Information

We were incorporated in California in December 1999, and we reincorporated in Delaware in April 2006. Our principal executive offices are located at 8731 Prestige Court, Rancho Cucamonga, California 91730, and our telephone number is (909) 481-6800. Our website address is www.basinwater.com. The information on our website is not part of this prospectus. Basin Water® is a registered trademark in the United States.

You should carefully consider the information contained in the “Risk Factors” section of this prospectus beginning on page 8 before you decide to purchase our common stock.

The Offering

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	17,677,672 shares

Estimated initial public offering price	$10.00 to $12.00 per share

Use of proceeds

We intend to use between $12.0 million and $15.0 million of the net proceeds of this offering to make capital expenditures primarily for the manufacture and placement of our systems under contract to our customers, approximately $5.0 million of the net proceeds of this offering to repay outstanding indebtedness under our subordinated notes issued to funds affiliated with Cross Atlantic Capital Partners and another purchaser and approximately $4.2 million of the net proceeds of this offering to repay outstanding indebtedness under our loan with BWCA I, LLC including a prepayment penalty of $0.2 million. We intend to use the remainder of the net proceeds of this offering for general corporate purposes. This may include expansion of our sales and marketing efforts as well as expansion of our manufacturing capabilities to meet anticipated demand for our systems.

Proposed Nasdaq National Market symbol	BWTR

The number of shares of common stock that will be outstanding upon completion of this offering is based on shares outstanding as of December 31, 2005 and also includes 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering. This number excludes:

•	1,209,083 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, at a weighted average exercise price of $3.15 per share;

•	2,353,688 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $5.30 per share;

•	200,000 shares of common stock issuable upon the exercise of options granted under our 2001 option plan after December 31, 2005, at a weighted average exercise price of $6.20 per share;

•	450,000 shares of common stock issuable upon the exercise of warrants granted after December 31, 2005, at a weighted average exercise price of $6.44 per share;

•	2,500,000 shares of common stock that will be reserved for future grant or issuance under our 2006 equity incentive award plan, or 2006 award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act; and

•	500,000 shares of common stock that will be reserved for future issuance under our 2006 employee stock purchase plan.

Except as otherwise indicated, information in this prospectus assumes:

•	conversion of all outstanding shares of preferred stock into 2,361,625 shares of common stock upon completion of this offering;

•	adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering; and

•	no exercise by the underwriters of the over-allotment option to purchase 750,000 additional shares of common stock in this offering.

Summary Financial Information

The following table provides a summary of our historical financial information for the periods indicated. You should read this summary information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

The summary statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the summary balance sheet data at December 31, 2005 are derived from our audited financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of future results. The summary financial information for the periods ended December 31, 2003 and 2004 have been restated. Please see the discussion in note 3 of the notes to our audited financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2004	2005
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$2,095	$4,307	$12,231
Cost of revenues	1,567	2,562	7,130

Gross profit	528	1,745	5,101
Research and development expense	261	316	651
Selling, general and administrative expense	1,511	1,765	3,334

Income (loss) from operations	(1,244)	(336)	1,116
Other income (expense)	(64)	(220)	(553)

Income (loss) before taxes	(1,308)	(556)	563
Income tax provision (benefit)	—	—	—

Net income (loss)	$(1,308)	$(556)	$563

Net income (loss) per share:
Basic	$(0.14)	$(0.06)	$0.06
Diluted	$(0.14)	$(0.06)	$0.04
Weighted average common shares outstanding:
Basic	9,507	9,586	9,924
Diluted	9,507	9,586	12,849

The following table presents a summary of our balance sheet data at December 31, 2005:

•	On an actual basis.

•	On a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock prior to the completion of this offering, to further give effect to the sale by us of shares of our common stock at an assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus, the receipt of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, all as set forth under “Use of Proceeds” and “Capitalization,” and the repayment of our loan to BWCA I, LLC and the subordinated notes issued to funds affiliated with Cross Atlantic Capital Partners and another purchaser.

	At December 31, 2005
	Actual	Pro Forma As Adjusted
	(Unaudited, in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,724	$43,201
Working capital	6,557	47,602
Total assets	23,798	63,638
Current portion of notes payable	674	106
Notes payable, net of current portion	6,878	18
Deferred revenues	654	654
Redeemable convertible preferred stock	8,779	—
Total stockholders’ equity	3,809	59,856

RISK FACTORS

You should carefully consider the following risks, in addition to the other information in this prospectus, before investing in our common stock. You should recognize that risks in addition to those set forth below may be significant presently or in the future, and the risks described below may affect your investment in our common stock to a greater or lesser extent than indicated. Any of these risks could materially and adversely affect the trading price of our common stock being offered by this prospectus.

Risks Related to Our Business

We have a limited operating history, have incurred significant operating losses in our first few years of operation and have only recently experienced profitability on an annual basis.

We have a limited operating history and limited revenues derived from our operations. We began our business operations in December 1999 and did not generate our first revenues until 2002. Our revenues grew from $0.2 million in 2002 to $2.1 million in 2003, $4.3 million in 2004 and $12.2 million in 2005. We have incurred significant net losses attributable to common stockholders since our inception, including net losses of $1.0 million in 2002, $1.3 million in 2003 and $0.6 million in 2004. We only achieved annual net income for the first time in our corporate history during our last fiscal year. At December 31, 2005, we had an accumulated deficit of $4.1 million.

Our operations to date have been primarily focused on development of our technology and groundwater treatment system, building our sales and marketing capabilities, commencing the commercial launch of our system and developing and maintaining customer relationships. In addition, our ability to sell our systems and services depends on, among other things, the level of demand for contaminated groundwater treatment, which is an evolving market. Even if we do achieve significant revenues from our business operations, increased operating expenses associated with any expansion of our business may result in future operating losses in the near term as we, among other things:

•	seek to acquire new customers;

•	expand geographically beyond the Arid West;

•	make significant capital expenditures to support our ability to provide services under our recurring revenue contracts;

•	expand our internal sales force and develop strategic relationships with companies serving the water industry on a national basis;

•	fund development costs for our system and technology; and

•	incur increased general and administrative expenses as our company grows, including increased costs as a result of becoming a public company upon completion of this offering.

As a result of these and other factors, we may not sustain or increase our profitability on an ongoing basis.

Our future operating results will likely fluctuate significantly from period to period.

We expect our future revenues and operating results to fluctuate significantly from period to period due to a number of factors, including:

•	customer budgets or commitments for our groundwater treatment system and/or services, including through our relationship with Shaw;

•	the effectiveness of our new and expanding internal sales and marketing organization;

•	demand for our system and/or services;

•	our ability to develop and market new and enhanced technology, including our proprietary ion exchange technology;

•	product and price competition in our market;

•	length of our sales cycle;

•	general economic conditions; and

•	ability to control our costs, including labor and the cost of materials to build our system.

Any of the foregoing factors, some of which are out of our control, may cause our operating expenses to be disproportionately high or cause our revenues and operating results to fluctuate, which could prevent us from maintaining or increasing our business. In addition, our future revenues or our future operating expenses may not be consistent with our past results, which could adversely affect our stock price.

If we do not manage our anticipated growth effectively, we may not be able to develop or implement the infrastructure to support our operations, market our services and manage our relationships with customers which could place significant strain on our management and significantly harm our business and operating results.

We have grown rapidly, with our revenues increasing from $4.3 million in 2004 to $12.2 million in 2005, and the number of our employees increasing from 29 as of December 31, 2004 to 44 as of December 31, 2005. We expect to continue to expand significantly our management, research and development, marketing and sales, testing, quality control, customer service and support operations as well as financial and accounting controls. This expansion has placed, and will continue to place, significant strain on our management and administrative, operational, technical and financial infrastructure. If our management is unable to manage growth effectively, the quality of our field services, our ability to attract and retain key personnel, and our business or prospects could be harmed significantly. To manage growth effectively, we must:

•	continue to expand our manufacturing capacity;

•	increase the size of and continually monitor our field service support capability;

•	meet the demands placed on us under our strategic sales and marketing agreement with Shaw;

•	continue to enhance our operations and financial and management systems;

•	maintain and improve effective internal control over financial reporting and disclosure controls and procedures; and

•	expand, train and manage our employee base.

We may not be able to effectively manage any expansion in one or more of these areas, and any failure to do so could harm our ability to maintain or increase revenues and operating results. In addition, our growth may require us to make significant capital expenditures or to incur other significant expenses, and may divert the attention of our personnel from our core business operations, any of which could affect our financial performance adversely.

Our financial success will depend in part on the efforts of Shaw and any other strategic partners we may work with in the future.

In December 2005, we entered into a strategic sales and marketing agreement with Shaw to market our arsenic treatment systems on an exclusive basis to water providers in 18 states. We may enter into other such strategic relationships with other companies focused on the water industry on a national basis. Our financial success and our anticipated growth will depend in part on the efforts of Shaw and other similar strategic partners in marketing and selling our groundwater treatment systems. If Shaw or any other strategic partners fail to perform satisfactorily under their respective agreements with us, or if we fail to maintain these relationships or establish new relationships as required, then sales of our systems will likely suffer. In addition, our revenues may not grow as anticipated, and we could be subject to unexpected costs which could harm our operating results and financial condition significantly.

Our long sales cycles make predicting our financial results difficult.

Typically, our contracts have a term of five or more years and, with respect to systems that are not sold outright to the water provider, also contain an option either to purchase the system or to renew the contract at the end of the initial contract term. Since most of our sales are based on long-term contracts, our customers generally take a longer time to decide to purchase our system and/or services, thus creating a lengthy sales cycle. Other reasons for our long sales cycle include:

•	the size of the initial capital outlay to be incurred by our customers;

•	the availability of many alternatives that may be considered by our customers, including water importation, water blending, coagulation microfiltration (a process of destabilizing charges on contaminants in water by adding chemical coagulants that can then be filtered and removed), reverse osmosis (a pressure-driven separation process that removes contaminants from water by forcing them through a membrane barrier), electrodialysis reversal (a process that transfers contaminants by direct electric current flow through membranes thus removing them from water) and ion exchange processes of our competitors;

•	the long approval procedures imposed by state agencies; and

•	the lengthy approval process of many water provider’s equipment/contract procurement procedures due to multiple approvals that may be required by municipal boards, public bidding or state public utility commission requirements, which is sometimes exacerbated by the initial capital outlay needed to purchase our system.

Our long sales cycles, as well as the placement of large orders with short lead times on an irregular and unpredictable basis, may cause our revenues and operating results to vary significantly and unexpectedly from period to period. Since our operating expenses are largely based on anticipated revenue trends and a significant portion of our expenses are, and will continue to be, fixed, any delay in generating or recognizing revenues could harm our operating results or financial condition significantly.

Our groundwater treatment system and the technology upon which it is based may not achieve widespread market acceptance among our water provider customers which may impact demand for our system and services.

We have developed our proprietary technology and processes for groundwater treatment based on ion exchange technology that competes with other forms of groundwater treatment technologies that currently are in operation throughout the United States. Our groundwater treatment system and the technology on which it is based may not achieve widespread market acceptance. Our success will depend on our ability to market our system and services to businesses and water providers on terms and conditions acceptable to us and to establish and maintain successful relationships with various water providers and state regulatory agencies.

We believe that market acceptance of our system and technology and our related success will depend on many factors including:

•	the perceived advantages of our system over competing groundwater treatment solutions;

•	the actual and perceived safety and efficacy of our system;

•	the availability and success of alternative groundwater treatment solutions;

•	the pricing and cost effectiveness of our system;

•	our ability to access businesses and water providers that may use our system;

•	the effectiveness of our sales and marketing efforts;

•	the ability of Shaw to market our arsenic treatment system and related services successfully on a national basis;

•	the permitting of our technology by state regulatory agencies;

•	the willingness of potential customers to enter into long-term contracts;

•	publicity concerning our system and technology or competitive solutions;

•	timeliness in assembling and installing our system on customer sites;

•	whether or not our existing customers continue to use our system and services and/or renew service contracts after their expiration;

•	our ability to respond to changes in the regulatory standards for maximum contaminant levels of various contaminants; and

•	our ability to provide effective service and maintenance of our system to our customers’ satisfaction.

If our system or technology fails to achieve or maintain market acceptance or if new technologies are introduced by others that are more favorably received than our technology, are more cost effective or otherwise render our technology obsolete, we may experience a decline in demand for our system. If we are unable to market and sell our system and services successfully, our revenues would decline and our operating results and prospects would suffer.

We may be unable to attract and retain qualified personnel which could harm our business, operating results, financial condition and prospects significantly.

Our future success also will depend, in large part, on our ability to identify, attract and retain sufficient numbers of highly skilled employees, particularly qualified sales, marketing and engineering personnel. As of December 31, 2005, we had 44 employees. We have a very limited number of sales and marketing employees and consultants, as well as service employees who monitor our installed systems. We may not succeed in identifying, attracting and retaining individuals who qualify for these positions. Further, competitors and other companies may attempt to recruit our employees or our prospective employees. If we are unable to hire and retain adequate staffing levels, we may not be able to increase sales of our systems or services or adequately support our installed systems, which could harm our business and prospects.

Our future success also depends on the experience and expertise of Peter Jensen, our President and CEO, whose talents, efforts and relationships within the water industry have been, and continue to be, critical to our success. We will amend and restate our employment agreement with Mr. Jensen which will be effective upon completion of this offering. We do not currently carry “key man” insurance upon the life of Mr. Jensen or the lives of any of our employees or officers. The loss of Mr. Jensen’s services and access to his abilities and relationships could adversely affect our ability to maintain or increase our customer base and could harm our operating results and prospects significantly.

The current geographic concentration of our customers in California and Arizona and the location of our headquarters in California make our business particularly vulnerable to adverse conditions affecting these markets.

Currently, our customers are concentrated geographically, primarily in the states of California and Arizona. Our revenues and operating results are therefore subject to local regulatory, economic, demographic and weather conditions in those areas. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, we are subject to greater risk of loss from earthquakes and wildfires because our headquarters, where we assemble our systems, and most of the well locations that utilize our system are concentrated in California. Any of these occurrences could result in increased costs and a disruption in our operations, which would harm our operating results and financial condition significantly.

Due to our current client concentration, a loss of one of our significant customers could harm our business, operating results, financial condition and prospects.

As of December 31, 2005, we had 21 customers. Our top four customers, collectively, accounted for 71% of our revenues during 2005 and typically have more than one contract with us for services provided to different wells. Our customers, including these top four customers, may, upon the occurrence of certain circumstances, elect to terminate their contracts with us prior to their expiration and seek services from our competitors. In addition, upon the expiration of these contracts, our customers may decide not to renew such contracts with us. If we were to lose one or more of these significant customers for any reason, our revenues would decline significantly and our business, operating results and prospects would suffer.

Most of our operations are conducted in one facility in Southern California. Any disruption at our manufacturing and executive office facility could increase our expenses.

Most of our operations are conducted in one facility in Southern California, with all manufacturing operations and our executive offices located at that facility. We take precautions to safeguard our facilities, including obtaining insurance, maintaining health and safety protocols, and using off-site storage of computer data. However, a natural disaster, such as an earthquake, fire or flood, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby harming our financial condition and prospects significantly.

We face risks associated with the design and operation of our system which may prevent us from increasing our revenues.

We take responsibility for the design, construction, initial maintenance and installation of our groundwater treatment system. However, we cannot predict whether we will be able to design our system for every particular groundwater contaminant. Thus, we may be required to turn away customers that require treatment of chemical contaminants that our system does not treat. We also cannot guarantee that once constructed, our system will operate according to its design or be free from defects. Because our system treats groundwater for dangerous contaminants, if our system fails to operate properly, it could cause significant public harm.

Following installation, testing and regulatory certification of a system, actual day-to-day operation of our groundwater treatment systems is transitioned to our customer’s personnel. Though we retain ownership of many of our systems, our customers take responsibility for operation of these systems. We, however, continue to be responsible for the maintenance of the installed systems in most cases. We may not be able to provide sufficient employees for the maintenance of those systems. In addition, because our systems are located at our customers’ sites, we will not always be physically present should problems arise.

If there are defects in our system or if significant reliability, quality or performance problems develop with respect to our system or services, this may have a number of negative effects on our business, operating results, financial condition and prospects, including:

•	loss of revenues;

•	loss of existing customers;

•	failure to attract new customers and achieve market acceptance;

•	delays in collecting accounts receivable;

•	diversion of management and development resources and the attention of engineering personnel;

•	significant customer relations problems;

•	high service, support, repair, warranty and insurance expenses;

•	removal of our systems from service by state regulatory agencies for failure to operate properly; and

•	legal actions for damages by our customers.

In order to operate our business successfully, we must meet evolving customer requirements for groundwater treatment and invest in the development of our water treatment technology.

If we fail to develop or enhance our system and services to satisfy evolving customer demands, our business, operating results, financial condition and prospects will be harmed significantly. The market for groundwater treatment is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. For instance, competitors in the groundwater treatment industry are continuously searching for methods of water treatment that are more cost-effective and more efficient. Our current and prospective customers may choose groundwater treatment solutions and/or services that are offered at a lower price than our system and/or services. To achieve market acceptance for our system and services, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. Our customers may require us to provide water treatment solutions for many different contaminants or higher volumes of water or to decrease the presence of contaminants well below an applicable MCL. We also may experience design, engineering and other difficulties that could delay or prevent the development, introduction or marketing of any modifications to our system or our new services. Our failure to develop successfully and offer a system or services that satisfy customer requirements would significantly weaken demand for our system or services, which would likely cause a decrease in our revenues and harm our operating results. In addition, if our competitors introduce solutions and/or services based on new or alternative water treatment technologies, our existing and future system and/or services could become obsolete, which would also weaken demand for our system or services, thereby decreasing our revenues and harming our operating results.

Our reliance on third party suppliers poses significant risks to our business and prospects.

We contract for all of the components in our system, including commodity products such as salt and replacement resin, with third-party suppliers. We are subject to substantial risks because of our reliance on these suppliers. For example:

•	our suppliers may not provide components that meet our specifications in sufficient quantities;

•	our suppliers may face a reduction or an interruption of supply of our components;

•	our suppliers may face production delays due to natural disasters or strikes, lock-outs or other such actions;

•	one or more suppliers could make strategic changes in its or their product lines; and

•	many of our suppliers are small companies which are more likely to experience financial and operational difficulties than larger, well-established companies, because of their limited financial and other resources.

As a result of any of these factors, we may be required to find alternative suppliers for the components of our system. It may take considerable amounts of time to identify and qualify such alternative suppliers. In addition, we may be required to redesign our system to conform to the components provided by these alternative suppliers. As a result of these factors, we may experience delays in obtaining raw materials and components on a timely basis and in sufficient quantities from our suppliers, which could result in delays in the production and installation of our system. These delays could harm our ability to sell our system or enter into recurring revenue contracts, which would cause our revenues and operating results to decline.

As part of our growth, we intend to increase our ability to provide service to our customers under recurring revenue contracts and develop new technologies internally. Our failure in these endeavors could negatively impact our stock price and cause our business, operating results, financial condition and prospects to suffer.

We plan to continue to grow rapidly for the foreseeable future. As part of this growth, we intend to make significant capital expenditures in order to support our operations focused on our recurring revenue contracts. In addition, we plan to continue developing new technologies through our research and development efforts. The capital expenditures we make or the technologies we develop internally may not result in the financial results that we expected. In addition, developing new technologies may cause diversion of management’s attention from our existing business. All of these factors could prevent us from maintaining or increasing our customer base and business and cause the price of our common stock to decline.

The revenues from our long-term contracts are moderately seasonal, with higher processing fees received in the summer months and lower processing fees received in the winter months.

Our business, particularly the revenues we receive from our long-term contracts, is moderately seasonal due to the impact of summer and hot weather conditions on the water requirements of our customers. In the summer and warmer months, our customers have a higher demand for water and must increase the utilization of their groundwater resources resulting in a higher volume of groundwater treated during a period and thus higher revenues from our long-term contracts. Conversely, our customers experience lower demand in cooler months in the first and fourth calendar quarters, resulting in lower revenues from our long-term contracts during those periods. This seasonality in processing fees has resulted in fluctuations in our revenues and operating results. These moderate seasonal trends can cause some reductions in our profit margin and variations in our financial condition, especially during our slower periods.

Risks Related to Our Intellectual Property

Failure to protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights could impair our competitive position.

Our groundwater treatment system and services utilize a variety of proprietary rights that are important to our competitive position and success. Because the intellectual property associated with our technology is evolving and rapidly changing, our current intellectual property rights may not protect us adequately. We rely on a combination of patents, trademarks, trade secrets and contractual restrictions to protect the intellectual property we use in our business. In addition, we generally enter into confidentiality or license agreements, or have confidentiality provisions in agreements, with our employees, consultants, strategic partners and customers and control access to, and distribution of, our technology, documentation and other proprietary information. We have filed four pending patent applications with the USPTO. We have filed seven patent applications in key jurisdictions around the world on various aspects of our treatment system process. These pending patent applications may not be granted or, if granted, the resulting patent may be challenged or invalidated by our competitors or by other third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. In addition, monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain the steps we have taken to protect our intellectual property will prevent unauthorized use of it.

Because legal standards relating to the validity, enforceability and scope of protection of patent and intellectual property rights in new technologies are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Furthermore, our competitors independently may develop similar technologies that limit the value of our intellectual property or design around patents issued to us. If competitors or third parties are able to use our intellectual property or are able to successfully challenge, circumvent, invalidate or render unenforceable our intellectual property, we likely would lose a significant portion of our competitive advantage in the market. We may not be successful in securing or maintaining proprietary or patent protection for the technology used in our system or services, and protection that is secured may be challenged and possibly lost. Our inability to protect our intellectual property adequately for these and other reasons could result in weakened demand for our system or services, which would result in a decline in our revenues.

We could become subject to litigation regarding intellectual property rights, which could harm our business significantly.

Our commercial success will continue to depend in part on our ability to make and sell our system or provide our services without infringing the patents or proprietary rights of third parties. Our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make or sell our system or provide our services.

If we are unsuccessful in any challenge to our rights to market and sell our system or to provide our services, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture and/or sale of our system or the provision of services that use the intellectual property in question through a court-imposed sanction called an injunction;

•	expend significant resources to modify or redesign our system or other technology or services so that they do not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all.

Even if we successfully defend any infringement claims, the expense, time, delay and burden on management of litigation could prevent us from maintaining or increasing our business. Further, negative publicity could decrease demand for our systems and services and cause our revenues to decline, thus harming our operating results significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, system and services could be harmed significantly.

We also rely on trade secrets, know-how and other proprietary information in operating our business. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others upon commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nonetheless, those agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements may not provide meaningful protection, particularly for our trade secrets or other confidential information.

To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our system or services and harming our ability to maintain or increase our customer base.

Risks Related to Our Industry

We are subject to environmental risks that may prevent us from selling our system and, if such risks are realized, may subject us to clean-up costs or litigation that could adversely affect our business, operating results, financial condition and prospects.

Our technology relies on the ion exchange process, which ultimately generates a byproduct known as brine waste. Our customers will be required to dispose of any waste materials or byproducts from our treatment process in a manner mandated by the EPA or state regulatory agencies. The EPA or state regulatory agencies may consider these or other byproducts of the ion exchange process to be hazardous, and in such cases, our customers will be subject to additional requirements relating to the treatment, storage, disposal and transportation of hazardous substances. Though our customers take title to all such brine waste, together with all other byproducts of the ion exchange technology process, we generally contract with third parties to secure waste disposal services on our customers’ behalf. We cannot predict whether any new laws, statutes, ordinances, rules or regulations will be enacted that may require significant modification to our system or our services, which may weaken demand for our system or services and harm our business significantly.

In addition, we cannot predict whether any third party will assert against us any claims for violations of any federal, state or local statute, ordinance, law, rule or regulation relating to hazardous or toxic substances in connection with the brine waste or groundwater treatment process or as a result of any actions of the third-party waste disposal services with whom we contract on behalf of our customers. Furthermore, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or CERCLA, and analogous state laws provide for the remediation of certain contaminated facilities and impose strict, joint and several liability for remediation costs on current and former owners or operators of a facility at which there has been a release or a threatened release of a “hazardous substance.” This liability is also imposed on persons who arrange for the disposal or transportation of such substances, and on those who transport such substances to the facility. Hundreds of substances are defined as “hazardous” under CERCLA and analogous state laws and their presence, even in small amounts, can result in substantial liability. The expense of conducting a cleanup can be significant. The actual costs for these liabilities could be significantly greater than the amounts that we might be required to accrue on our financial statements from time to time. In addition to the costs of complying with environmental regulations, we may incur costs to defend against litigation brought by government agencies and private parties. As a result, we may be required to pay fines if we are found to have violated these environmental laws. We may in the future be a defendant in lawsuits brought by governmental agencies and private parties who assert claims alleging environmental damage, natural resource damages, personal injury, property damage and/or violations of permits and licenses by us. If such claims are asserted against us, and if we do not prevail in defending such claims, we may be required to pay significant damages, causing our financial condition to suffer. Even if we successfully defend against such claims, we may devote significant time and resources to litigation, which would likely prevent us from maintaining or increasing our customer base and business.

Changes in governmental regulation and other legal uncertainties could adversely affect our customers or decrease demand for our systems, and thus harm our business, operating results and prospects.

In the United States, many different federal, state and local laws and regulations govern the treatment and distribution of contaminated groundwater and disposal of attendant wastes. The increased interest in the treatment of contaminated groundwater due to increased media attention on the adverse health effects from contaminated drinking water may result in intervention by the EPA or state regulatory agencies under existing or newly enacted legislation and in the imposition of restrictions, fees or charges on users and providers of products and services in this area. These restrictions, fees or charges could adversely affect our customers, which could negatively affect our revenues. Conversely, the failure of the EPA or state regulatory agencies to act on a timely basis to set interim or permanent standards for pollutants such as MCLs, or to delay effective dates for standards for pollutants, grant waivers of compliance with such standards or take other discretionary actions not to enforce these standards, may decrease demand for our system and services because our customers would not be required to bring their water into compliance with such regulatory standards. While we are not aware of any currently proposed federal regulation directly affecting our business, we cannot predict whether there will be future legislation regarding the treatment and distribution of contaminated groundwater and the disposal of attendant wastes. If there are significant changes in such laws and regulations, such changes could weaken demand for our system or services and cause our revenues to decline, thus harming our operating results and prospects.

Each groundwater treatment solution must be permitted by a regulatory agency prior to its use by our customers, and changing drinking water standards and other factors could affect the approval process with respect to our system by such regulatory agencies.

Each groundwater treatment solution, including our groundwater treatment system and those of our competitors, must be permitted by applicable state regulatory agencies prior to use of such systems by our customers. We cannot assure you when or whether the various regulatory agencies will approve our system for use by our customers. The application process for our system is time consuming and often involves several information requests by the regulatory agencies with respect to our system. Any long waiting periods or difficulties faced by our customers in the application process could cause some of our customers to use competing technologies, products, services or sources of drinking water, rather than use our technology.

Also, we cannot predict the impact of changing drinking water standards on the approval of our technology for groundwater treatment. Our system currently treats groundwater so that it meets the maximum contaminant level, or MCL, for several different contaminants. MCLs are set by the EPA and/or state regulatory agencies that regulate drinking water contaminants. However, the MCL for any contaminant is subject to review and revision by the EPA or state regulatory agencies. MCLs may be changed to levels below that which our system can treat, resulting in state regulatory agencies failing to approve our system. Without regulatory approval, our system could not be used by our customers, and we may be required to develop technology that meets any revised MCLs, and to the extent we cannot do so, sales of our system will suffer. The development of such technology may require increased expenditures, and during this development, we could be delayed in selling our system, which would cause our revenues to decline, thus harming our operating results significantly.

Demand for our groundwater treatment systems would be adversely affected by a downturn in government spending related to groundwater treatment solutions, or in the cyclical residential or non-residential building markets.

Our business is dependent upon spending on groundwater treatment solutions by utilities, municipalities and other organizations that supply water, which in turn is often dependent upon residential construction, population growth, continued contamination of groundwater sources and regulatory responses to this contamination. As a result, demand for our water treatment systems could be impacted adversely by general budgetary constraints on our governmental or regulated customers, including government spending cuts, the inability of government entities to issue debt to finance any necessary groundwater treatment projects, difficulty of our customers in obtaining necessary permits or changes in regulatory limits associated with the chemical contaminants we seek to address with our groundwater treatment system. It is not unusual for the implementation of water treatment solutions to be delayed and rescheduled for a number of reasons, including changes in project priorities and difficulties in complying with environmental and other government regulations. If implementation of water treatment solutions are delayed or rescheduled by our regulated customers, these customers would not have as great a need for our systems. We cannot assure you that economic conditions will continue such that state and local governments will address groundwater contaminant needs and consider purchasing or entering into long-term contracts for our systems. In addition, although our target markets have experienced population growth in recent years along with related residential building market growth, we cannot assure you that this growth will continue in the future. A slowdown of growth in residential and non-residential building would reduce demand for drinking water and for groundwater treatment solutions such as our system. The residential and non-residential building markets are generally cyclical, and, historically, down cycles have typically lasted a number of years. Any significant decline in the governmental spending on groundwater treatment solutions or residential or non-residential building markets could weaken demand for our system or services, thus harming our operating results and prospects significantly.

We operate in an intensely competitive market, and if we are unable to compete effectively, our business, operating results and prospects could suffer.

The market environment in which we operate is very dynamic and is characterized by evolving standards, the development of new technology, regulations which continually reduce the acceptable levels for contaminants and affect the means, methods and costs of disposing of wastes derived from groundwater treatment. Barriers to entry in this market are relatively low and we expect that competition will intensify in the future. We believe that in such a rapidly changing market, key competitive factors include:

•	development and use of technology;

•	effectiveness of treatment and brine waste disposal methods;

•	changing requirements of the EPA or state regulatory agencies; and

•	the availability of capital to meet evolving customer needs and requirements for the treatment of contaminated water.

We compete with large groundwater treatment companies, such as Severn Trent PLC and USFilter Corporation, a subsidiary of Siemens AG. Our competition varies according to the contaminant being removed. Many of our current and potential competitors have technical and financial resources, marketing and service organizations, and market expertise significantly greater than ours. Many of our competitors also have longer operating histories, greater name recognition and larger customer bases. Moreover, our competitors may forecast the course of market developments more accurately and could in the future develop new technologies that compete with our system and/or services or even render our system and/or services obsolete. Due to the evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition. These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can or by developing technology and services that gain wider market acceptance than our system and/or services. Existing and potential competitors also may develop relationships with distributors of our system and services or third parties with whom we have strategic relationships in a manner that could harm our ability to sell, market and develop our system and services significantly. If we do not compete successfully we may never achieve significant market penetration and we may be unable to maintain or increase our business or revenues, causing our operating results and prospects to suffer.

We could become subject to litigation as a result of claims brought against our customers, which could harm our operating results and financial condition significantly.

Our customers are water providers that supply drinking water treated by our system to the general public. If our customers faced claims from consumers related to the quality of the drinking water, such consumers also may bring claims against any other party with whom the customer contracted in the groundwater treatment process. Even if our system treated the groundwater successfully for the contaminants it was designed to remove, we still may be subject to claims from such consumers. Despite any success in defending such claims, the expense, time, delay and burden on management of litigation would likely prevent us from maintaining or increasing our business and negative publicity could weaken demand for our services, cause our revenues to decline and harm our operating results and financial condition significantly.

Risks Related to our Finances and Capital Requirements

We will need additional capital to sustain and grow our business and we cannot provide any assurances that additional financing will be available to us on favorable terms when required, or at all.

We expect that our current cash and cash equivalents, together with the anticipated net proceeds of this offering, will be sufficient to fund our anticipated future growth and operations for the 12 months following the completion of this offering. We anticipate that we will need additional capital to finance our growth and operations after such 12-month period or to accelerate our expected growth during such 12-month period. We have based this estimate of our liquidity needs on assumptions that may prove to be incorrect, and we may spend our available financial resources much faster than we currently anticipate.

Adequate funds, whether obtained through financial markets or collaborative or other arrangements with water providers, corporate partners or from other sources, may not be available when needed or on terms acceptable to us. We also may need to raise additional funds in order to fund more rapid expansion, to develop new and enhanced technologies, to respond to competitive pressures or to acquire complementary technologies or assets. If additional funds are raised through the issuance of additional common stock, other equity securities or indebtedness, the percentage ownership of our then-current shareholders may be diluted substantially and the equity or debt securities issued to new investors may have rights, preferences or privileges senior to those of the holders of our then-existing capital stock. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to competitive pressures. Such inability could prevent us from maintaining or increasing our business, result in significant harm to our financial condition and prospects and negatively affect our stock price.

Our indebtedness could affect our business adversely and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of December 31, 2005, after giving effect to the issuance of the $2.0 million subordinated note to Aqua America in February 2006, which we refer to as our Aqua note, we had indebtedness of approximately $11.0 million. We intend to repay approximately $9.0 million in principal amount of such indebtedness with the proceeds of this offering, which will leave us with approximately $2.0 million outstanding under our Aqua note after completion of this offering. We may, however, incur substantial additional indebtedness in the future.

Our indebtedness could have important consequences, including:

•	limiting our ability to obtain in the future additional financing we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements;

•	limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds; and

•	limiting our ability to amend the terms of our customer contracts in a manner that would reduce the amounts payable, shorten the term, or materially increase our obligations or decrease the customer’s obligations under those contracts.

Our ability to incur significant future indebtedness, whether to make capital expenditures or for general corporate purposes, will depend in part on our ability to generate cash flow. This ability to generate cash flow, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if we are unable to incur indebtedness sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to changes in our business, which would prevent us from maintaining or increasing our business and cause our operating results and prospects to be affected adversely.

Our indebtedness outstanding upon completion of this offering contains terms that place restrictions on the operation of our business; our failure to comply with these terms could put us in default, which would harm our business and operations.

Our indebtedness that will be outstanding upon completion of this offering contains a number of significant covenants. These covenants limit our ability to, among other things, do the following:

•	incur additional indebtedness;

•	merge, consolidate or dispose of our assets;

•	pay dividends or repurchase our capital stock;

•	change our line of business;

•	accept any prepayments under or otherwise modify contracts with our customers;

•	enter into transactions with our affiliates; and

•	grant liens on our assets.

A material breach of any of these covenants would result in a default under this indebtedness. In the event there is a default under our indebtedness, if the lender accelerates the indebtedness and we are unable to pay such amounts, the lender has the right to foreclose on all of our assets because the indebtedness is secured by all of those assets.

We have recorded and will record non-cash expense in future periods that result in a decrease in our net income for a given period.

The Financial Accounting Standards Board, or FASB, has adopted a new accounting pronouncement requiring the recording of expense for the fair value of stock options granted. As a result, effective January 1, 2006, we have changed our accounting policy to record expense for the fair value of stock options granted and our operating expenses will increase. We rely on stock options to motivate current employees and attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported net loss may increase or our reported net income may decrease.

We have also applied the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to warrants issued to a lender during the years ended December 31, 2003 and 2004. We have issued additional warrants during 2005 in connection with the $5.0 million of subordinated notes issued to funds affiliated with Cross Atlantic Partners and another purchaser in October 2005, which we refer to as our XACP notes, and other agreements entered into with third parties and during 2006 in connection with our transactions with Aqua America and BWCA. The fair value of these warrants is expensed over the period of the XACP notes, our strategic relationship with Aqua or other agreement, as appropriate. As a result, we have recognized expense in 2005 and will recognize expense during future periods for a substantial portion of the fair value of these warrants, which affects our interest expense or selling, general and administrative expense, depending upon the nature of the underlying transaction. Early repayment of any indebtedness related to these warrants or early completion of the other agreements under which the warrants were issued will accelerate the recognition of this expense.

We have identified material weaknesses in our internal control over financial reporting and may not be able to report financial results accurately.

We have identified several material weaknesses in our internal control over financial reporting. We cannot assure you that additional material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting will not be identified in the future.

We will incur substantial expenses relating to the remediation of the material weaknesses in our internal control over financial reporting. Our accounting and financial reporting functions may not have, or may be unable to maintain, adequate resources to ensure that we will not have any future significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	inappropriate management override of policies and procedures;

•	failure to properly implement our upgraded financial software system; and

•	the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information which may cause investors to lose confidence in our reported financial information and have an adverse effect on the trading price of our common stock and lead to delisting from the Nasdaq National Market, an investigation by the Securities and Exchange Commission, or SEC, and civil or criminal sanctions. Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets.

Risks Related to this Offering

There has been no prior public trading market for shares of our common stock and an active trading market may not develop following completion of this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market also may impair our ability to raise additional capital in the future by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following completion of this offering. The price of our common stock may decline, and the price of our common stock that prevails in the market after completion of this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Factors that could cause fluctuations in the trading price of our common stock include:

•	failure of our system or technology to achieve commercial success;

•	announcements of the introduction of new products or services by us or our competitors;

•	market conditions in our industry sector;

•	developments concerning product development results or intellectual property rights of others;

•	litigation or public concern about the safety of our system and services;

•	actual and anticipated fluctuations in our quarterly operating results;

•	securities analyst coverage of our common stock;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	additions or departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	general economic trends; or

•	sales of large blocks of our stock.

In addition, the equity markets in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of water-related companies have been particularly volatile. These broad market and industry factors may affect the market price of our common stock adversely, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

Upon completion of this offering, our current executive officers and directors and their affiliates will together control approximately 25.9% of our outstanding common stock. As a result, these stockholders will collectively be able to influence all matters requiring approval of our stockholders significantly, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. The interests of this group of stockholders may not always coincide with the interests of other stockholders. The concentration of ownership also may delay, prevent or deter a change in control of our company even when the change could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Our management team may invest or spend a portion of the net proceeds of this offering in ways in which you may not agree or in ways which may not yield a return.

We intend to use the net proceeds of this offering to make capital expenditures primarily for the manufacture and placement of our systems under contract to our customers, to repay a significant portion of our indebtedness and for general corporate purposes. As part of general corporate purposes, we may use a portion of the net proceeds to expand our sales and marketing efforts as well as expand our manufacturing capabilities to meet anticipated demand for our systems. Our management will have considerable discretion in the application of any remaining net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that lose value.

Future sales of our common stock may depress our stock price.

After completion of this offering, we will have 17,677,672 shares of common stock outstanding (which includes 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering). The 5,000,000 shares sold in this offering, or 5,750,000 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our “affiliates” as such term is used in Rule 144 of the Securities Act of 1933, as amended, or Securities Act. 89,538 additional shares of common stock outstanding after completion of this offering will be eligible for sale in the public market as of the date of this prospectus. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 12,588,134 shares of our common stock will be eligible for sale in the public market, in some cases subject to volume limitations and other restrictions under Rule 144 of the Securities Act, 4,579,039 of which are held by executive officers, directors and their affiliates.

The above information assumes the effectiveness of the lock-up agreements under which current holders of substantially all of our common stock and all of our officers and directors have agreed not to sell or otherwise dispose of their shares of common stock. Janney Montgomery Scott LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Janney Montgomery Scott LLC will consider the facts and circumstances relating to a request at the time of that request. See “Shares Eligible for Future Sale.”

If our existing common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline, including below the initial public offering price. Upon completion of this offering, the holders of approximately 4,670,313 shares of our common stock and warrants to purchase shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering the resale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock. See “Shares Eligible for Future Sale.”

In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering 1,219,083 shares of common stock issuable upon exercise of outstanding options under our 2001 option plan, 190,000 shares of common stock reserved for issuance of outstanding options outside our 2001 option plan and 2,500,000 shares of common stock reserved for future issuance under our 2006 award plan. Accordingly, shares registered under this registration statement will be available for sale in the open market, subject to vesting restrictions with us, the contractual lock-up agreements described above and the contractual lock-up agreements and market stand-off provisions contained in the agreements pursuant to which these options were issued. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution as result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our common stock in this offering to be substantially higher than the net tangible book value per share of the outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our assets after subtracting our liabilities. As a result, investors will:

•	incur immediate dilution of $7.64 per share, based on an assumed initial public offering price of $11.00 per share, the midpoint of our expected public offering price range; and

•	contribute 78.7% of the total amount invested to date to fund our company based on the initial offering price to the public of $11.00 per share, but will own only 28.3% of the shares of common stock outstanding upon completion of this offering.

You will experience additional dilution upon the exercise of outstanding warrants to purchase shares of our capital stock, the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

Anti-takeover provisions in our charter documents, as amended and restated, and under Delaware law could delay or discourage a takeover that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws, to be effective upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the chairman of our board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation; and

•	the authority of our board of directors to issue preferred stock on terms determined by our board of directors without stockholder approval.

In addition, because we are a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

You may never receive dividends on your investment in our common stock, which may limit your returns.

We have paid no cash dividends on any of our classes of capital stock to date. We are not obligated to pay dividends with respect to any of our currently issued and outstanding common stock, and have no present intention of paying any cash dividends on any of our currently issued and outstanding capital stock or the common stock to be sold in this offering. We intend to retain any earnings in the foreseeable future to finance the growth and development of our business. In addition, our secured debt restricts us from paying any dividends to our stockholders.

Prospective purchasers seeking or needing dividend income or liquidity should not invest in the common stock offered under this prospectus. There can be no assurance that we will maintain sufficient earnings in the future to declare and pay dividends to our holders of common stock, and in any event, a decision to declare and pay dividends lies within the sole discretion of our board of directors. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We will incur increased costs as a result of being a public company and because of our limited profitability, these additional expenses and other burdens associated with being a public company could have a material adverse effect on our operating results and financial condition.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company which may adversely affect our profitability. In addition, the Sarbanes-Oxley Act of 2002, as well as the related rules and regulations enacted by the SEC and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs. In addition, we will incur additional costs associated with our public company reporting requirements. For example, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial processes under Section 404 of the Sarbanes-Oxley Act of 2002, including an assessment of the design of our information systems. We will incur significant costs to remediate any material weaknesses we identify through these efforts. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We currently are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Any such forward-looking statements would be contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends, “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which the prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are not eligible for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

CAUTIONARY NOTE

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding economic conditions and trends, the groundwater contaminant treatment market and our market share in the portion of that market in which we compete. In particular, we have obtained general industry information and statistics from the U.S. Environmental Protection Agency, the U.S. Census Bureau, the California Department of Water Resources, United States Geological Survey and the U.S. Department of Health and Human Resources.

Although some of the companies that compete in our particular industry are publicly held as of the date of this prospectus, many are not. Accordingly, no current publicly available information is available with respect to the waste rates of competing solutions or our relative market strength or competitive position. Our statements about our waste rates, relative market strength and competitive position in this prospectus with respect to other solutions are based on our management’s belief, internal studies and our management’s knowledge of industry trends.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $49.7 million from our sale of the shares of common stock in this offering, based upon an assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $57.3 million.

The principal purposes of this offering are to make capital expenditures to enhance our operations, to repay a significant portion of our outstanding indebtedness, to establish a public market for our common stock, to facilitate our future access to public markets and to provide liquidity for existing stockholders. We intend to use between $12.0 million and $15.0 million of the net proceeds of this offering to make capital expenditures primarily for the manufacture and placement of our systems under contracts to our customers. We intend to use approximately $5.0 million of the net proceeds of this offering to repay outstanding indebtedness under our XACP notes, as required by the terms of those notes. The XACP notes bear interest at an annual rate of 7.0% and mature on the earlier of the completion of this offering and October 14, 2008. We issued the XACP notes in order to fund general working capital purposes.

In addition, we intend to use approximately $4.2 million of the net proceeds of this offering to repay our outstanding indebtedness under our senior secured loan with BWCA I, LLC, which we refer to as the BWCA loan, including a prepayment penalty of $0.2 million. The indebtedness under the BWCA loan bears interest at an annual rate of 9.0%, must be repaid in seven annual installments beginning December 31, 2006 and matures on December 31, 2013. We must pay a prepayment penalty of 5.0% in connection with the early prepayment of this loan.

We intend to use the remainder of the net proceeds of the offering for general corporate purposes. This may include expansion of our sales and marketing efforts as well as expansion of our manufacturing capabilities to meet anticipated demand for our systems.

The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our results of operation, financial condition and capital requirements. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our secured debt agreements restrict us from paying any dividends to our stockholders. Consequently, stockholders will need to sell shares of our common stock to realize a return on their investments, if any. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005, as follows:

•	On an actual basis;

•	On a pro forma as adjusted basis to give effect to (i) the conversion of all of our outstanding preferred stock into shares of common stock prior to the completion of this offering, (ii) the sale by us of shares of our common stock at an assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds,” (iii) our reincorporation in Delaware, (iv) the repayment of the BWCA loan (including a prepayment penalty) and the XACP notes and (v) 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering.

The pro forma as adjusted information below is illustrative only and our capitalization table following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	At December 31, 2005
	Actual	Pro Forma as Adjusted
	(Unaudited, in thousands)
Cash and cash equivalents (1)	$2,724	$43,201

Long-term debt, net of current portion and unamortized discount	$6,878	$18
Redeemable convertible Series A preferred stock, no par value—6,000,000 shares authorized, 627,500 shares issued and outstanding, actual; no shares authorized issued and outstanding, pro forma as adjusted	2,250	—
Redeemable convertible Series B preferred stock, no par value—5,000,000 shares authorized, 1,734,125 shares issued and outstanding, actual; no shares authorized issued and outstanding, pro forma as adjusted	6,529	—
Stockholders’ equity (deficiency):
Preferred stock—no par value, no shares authorized, issued or outstanding, actual; $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—
Common stock—no par value, 40,000,000 shares authorized, 10,303,047 shares issued and outstanding, actual; $0.001 par value, 100,000,000 shares authorized, 17,677,672 issued and outstanding, pro forma as adjusted	7,927	18
Additional paid-in capital	—	66,272
Accumulated deficiency	(4,118)	(6,434)

Total stockholders’ equity (1)	3,809	59,856

Total capitalization (1)	$19,466	$59,874

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $4.7 million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock that will be outstanding upon completion of this offering is based on the number of shares outstanding as of December 31, 2005 and also includes 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering. This number does not include, as of December 31, 2005:

•	1,209,083 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, at a weighted average exercise price of $3.15 per share;

•	2,353,688 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $5.30 per share;

•	200,000 shares of common stock issuable upon the exercise of options granted under our 2001 option plan after December 31, 2005, at a weighted average exercise price of $6.20 per share;

•	450,000 shares of common stock issuable upon the exercise of warrants granted after December 31, 2005, at a weighted average exercise price of $6.44 per share;

•	2,500,000 shares of common stock that will be reserved for future grant or issuance under our 2006 award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act; and

•	500,000 shares of common stock that will be reserved for future issuance under our 2006 employee stock purchase plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after completion of this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

Our historical net tangible book value as of December 31, 2005 was approximately $1.3 million, or approximately $0.13 per share of our common stock, not taking into account the conversion of our outstanding preferred stock into common stock upon the completion of this offering. Investors participating in this offering will incur immediate and substantial dilution.

After giving effect to the conversion of all of our preferred stock into 2,361,625 shares of common stock upon completion of this offering and the sale of 5,000,000 shares offered by us in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been approximately $59.4 million, or approximately $3.36 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.56 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $7.64 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$11.00
Historical net tangible book value per share as of December 31, 2005	$0.13
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	0.67

Pro forma net tangible book value per share before this offering	0.80
Pro forma increase per share attributable to investors participating in this offering	2.56

Pro forma as adjusted net tangible book value per share after completion of this offering		3.36

Pro forma dilution per share to investors participating in this offering		$7.64

The following table summarizes, as of December 31, 2005, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering based on an assumed public offering price of $11.00 per share, before deducting estimated underwriting discounts and commissions and our estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(Dollars in thousands, except per share amounts)
Existing stockholders	12,677,672	71.7%	$14,860	21.3%	$1.17
New investors	5,000,000	28.3%	55,000	78.7%	$11.00

Total	17,677,672	100.0%	$69,860	100.0%

The number of shares of common stock that will be outstanding upon completion of this offering is based on the number of shares outstanding as of December 31, 2005 and also includes 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering. This number does not include, as of December 31, 2005:

•	1,209,083 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, at a weighted average exercise price of $3.15 per share;

•	2,353,688 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $5.30 per share;

•	200,000 shares of common stock issuable upon the exercise of options granted under our 2001 option plan after December 31, 2005 at a weighted average exercise price of $6.20 per share;

•	450,000 shares of common stock issuable upon the exercise of warrants granted after December 31, 2005 at a weighted average exercise price of $6.44 per share;

•	2,500,000 shares of common stock that will be reserved for future grant or issuance under our 2006 award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act; and

•	500,000 shares of common stock that will be reserved for future issuance under our 2006 employee stock purchase plan.

Because the exercise price of the outstanding options and some of the warrants is significantly below the assumed offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options or warrants are exercised. See “Management—Employee Benefit Plans” for further information regarding our equity incentive and employee stock purchase plans. “Description of Capital Stock—Warrants” for further information on warrants.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $4.7 million and the pro forma as adjusted net tangible book value per share after completion of this offering by $0.27 per share, assuming the number of share offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after completion of this offering would be $3.64 per share, the increase in net tangible book value per share to existing stockholders would be $2.84 per share and the dilution in net tangible book value to new investors would be $7.36 per share.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the accompanying notes included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data at December 31, 2004 and 2005, are derived from our audited financial statements appearing elsewhere in this prospectus. The balance sheet data at December 31, 2002 and 2003 are derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the year ended December 31, 2001 and the balance sheet data at December 31, 2001 are derived from our unaudited financial statements that are not included in this prospectus. The selected financial data as of and for the periods ended December 31, 2002, 2003 and 2004 have been restated. Please see the discussion in note 3 of the notes to our audited financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands, except per share data)
	(Unaudited)
Statement of Operations Data:
Revenues	$—	$210	$2,095	$4,307	$12,231
Cost of revenues	81	146	1,567	2,562	7,130

Gross profit	(81)	64	528	1,745	5,101
Research and development expense	250	161	261	316	651
Selling, general and administrative expense	905	952	1,511	1,765	3,334

Income (loss) from operations	(1,236)	(1,049)	(1,244)	(336)	1,116
Other income (expense)	7	8	(64)	(220)	(553)

Income (loss) before taxes	(1,229)	(1,041)	(1,308)	(556)	563
Income tax provision (benefit)	—	—	—	—	—

Net income (loss)	$(1,229)	$(1,041)	$(1,308)	$(556)	$563

Net income (loss) per share:
Basic	$(0.14)	$(0.11)	$(0.14)	$(0.06)	$0.06
Diluted	$(0.14)	$(0.11)	$(0.14)	$(0.06)	$0.04
Weighted average common shares outstanding:
Basic	8,865	9,421	9,507	9,586	9,924
Diluted	8,865	9,421	9,507	9,586	12,849

	At December 31,
	2001	2002	2003	2004	2005
	(In thousands)
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,421	$1,184	$356	$1,704	$2,724
Total assets	2,087	3,558	6,582	11,723	23,798
Current portion of notes payable	—	26	56	67	674
Notes payable, net of current portion	—	—	2,073	3,628	6,878
Deferred revenues	—	326	337	1,008	654
Total long-term liabilities	67	181	2,103	4,264	7,357
Redeemable convertible preferred stock	1,336	3,771	4,990	8,183	8,779
Total stockholders’ equity (deficiency)	(156)	(1,085)	(1,870)	(2,290)	3,809

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We design, build and implement systems for the treatment of contaminated groundwater. We were initially incorporated in December 1999 and during our first two years of operations primarily focused on the development of our groundwater treatment system. The first permit to be issued by the California Department of Health Services, or DHS, to one of our customers for the operation of our system was issued in 2002. We currently have 50 systems delivered or in process in California and Arizona with an aggregate installed capacity of approximately 86,800 acre-feet per year, or approximately 28.3 billion gallons per year.

We market our system primarily to water providers through our network of Basin Water sales representatives and third-party sales representatives, primarily in the Arid West, as well as through strategic relationships. Our customers include American Water, California Water Service Group and American States Water Company, three of the largest investor-owned water utilities in the United States based on population served. In December 2005, we entered into a strategic sales and marketing agreement with Shaw to market our arsenic treatment system to water providers in 18 states on an exclusive basis. In January 2006, we hired a national vice president of sales who has significant experience in the water treatment industry.

As a manufacturer of groundwater treatment systems, our operations necessitate a significant investment in receivables and property and require significant working capital. In the case of sales of groundwater treatment systems, we must expend all of the costs to build and deliver our system to the customer, and we receive payment for the system primarily when the delivery is completed and the system has been placed into service. For systems that we deliver to customers under our long-term contract arrangements, we must incur the costs to build and deliver our groundwater treatment system, and we receive payment over a typical period of five or more years.

Outlook

We believe that the following trends and uncertainties may impact our revenues, income, liquidity and cash flows:

•	The success of our internal marketing and sale organization in developing new customers and placing our groundwater treatment systems through sales or long-term contracts, which would increase our revenues;

•	The success of Shaw in placing our groundwater treatment systems throughout the nation pursuant to our strategic sales and marketing agreement, which would increase our revenues and may decrease our customer concentration and risk associated therewith;

•	Increasing public awareness of the effects of groundwater contamination, which will likely increase demand for our groundwater treatment systems;

•	Increasing federal government regulation with respect to drinking water standards, including the EPA’s 2006 reduction in the groundwater arsenic MCL standard from 50 ppb to 10 ppb, which will likely increase demand for our arsenic treatment systems;

•	Increasing state governmental regulation with respect to drinking water standards, including California’s public health goal of 6 ppb for perchlorate and Massachusetts’ proposed MCL of 2 ppb for perchlorate, which will likely increase demand for our perchlorate treatment systems;

•	The increase in demand for placement of our systems through long-term contracts rather than sales, which will likely require higher capital expenditures and adversely affect our liquidity;

•	Continued expansion of our workforce resulting in increased expenses but also supporting our growth; and

•	Increased utilization and productivity of our personnel, which we anticipate will positively impact our gross profit under our contract revenues.

Financial Operations Review

We evaluate our business using a variety of key financial measures:

Revenues

Our revenues can vary from period to period, because customers can choose between purchasing and entering into long-term contract arrangements for our groundwater treatment systems. If a customer chooses to purchase a system, we recognize revenues over a much shorter period of time, generally within one or two quarters, than we would recognize for the same system if the customer chose a long-term contract arrangement for the system. Thus, our revenues will tend to be higher in periods in which we sell rather than place our systems under long-term contracts.

•	Sale. For groundwater treatment systems sold to customers, which are sold under fixed-price contracts, we recognize revenues using the percentage-of-completion method. This method takes into account the cost, estimated earnings and revenues to date on systems not yet completed. This method is used because management considers total cost to be the best available method of measuring progress on systems sold to customers. In general, financial statements based on the percentage-of-completion method present the economic substance of production-type activities more clearly than the completed-contract method, and present the relationships between sales, cost of sales and related period costs more accurately. Because of inherent uncertainties in estimating costs, estimates used may change in the near term. Such estimates are adjusted under the cumulative-catch-up method. Unless contractually agreed to otherwise, the sales contract is deemed to be substantially complete when the groundwater treatment system has been physically completed and a performance test has been passed. Through the end of 2005, we had not incurred a loss on any sale of a groundwater treatment system. Therefore, we have not recorded an estimated provision for anticipated losses on groundwater treatment system sales through December 31, 2005. We will record anticipated future losses, if any, at the time that such losses are likely and determinable. At the present time, we sell our groundwater treatment systems for prices ranging from $0.1 million to $4.0 million or more, depending on the system’s capacity for treatment of groundwater and the chemical contaminant that the system is designed to address.

•	Contract Revenues. Our recurring contract revenues are generated from two sources.

The first source of recurring contract revenues is from long-term contracts under which we install our system at the customer’s site and treat the customer’s groundwater. We retain ownership of the installed system. Under this contract, we recognize monthly revenues, on a straight-line basis over the life of the contract, which represents a return of the capital value of the installed system. The amount of this fixed monthly revenue is based on both the capacity of the system and the type of contaminant(s) being treated. The straight-line method best reflects the value of having the system’s capacity available to the customer at all times and is similar to the method used for calculating depreciation.

The second source of recurring revenues is from long-term contracts for the treatment of the water produced from installed treatment systems, which we also refer to as service revenues. Service revenues are recognized based on the actual volume of water treated each month. Such water-treatment revenues bear a direct relationship to the variable costs for the purchase and delivery of salt and resin used in the system, the removal of waste and the cost to maintain and service the system. This revenue stream is generated both by systems that were purchased by our customers and by systems in which we retain ownership and recognize revenue for the monthly capital component.

Under each of the long-term contracts, the customer is obligated to pay us for the treatment of its water—not for specific hours worked, supplies purchased or waste-hauls provided. Our long-term contracts allow us to recover increased operating costs, including costs for salt, resin and removal of waste.

Under the criteria set forth in EITF 00-21, we have determined that the multiple deliverables of each of our long-term contracts, specifically, the capital component and the volume related service charge, qualify for separate accounting treatment. The three criteria required for separate accounting treatment are: 1) that each deliverable has a standalone value to the customer, 2) that there is objective and reliable evidence of fair value of each deliverable and 3) that there are no general refund rights for the deliverables.

In the case of contracts under which we own the system, the customer is obligated to pay us the fixed capital component of the system on a monthly basis. These arrangements are classified and treated as operating leases under Statement of Financial Accounting Standards No. 13 (SFAS No. 13) Accounting for Leases because they meet the four criteria of an operating lease: 1) there is no transfer of title, 2) there is not a bargain purchase option, 3) the lease term is substantially shorter than the economic life of the system and 4) the present value of the capital component payments is less than 90% of the fair value of the water treatment system at the inception of the contract.

In connection with long-term contracts, we may receive payments from our customers prior to the system being placed in service. Such payments are recorded as deferred revenues. In addition, we may receive payments from our customers in excess of that which can be recognized on a straight-line basis. These payments are also recorded as deferred revenues. All deferred revenues amounts are recognized as revenues in the periods in which services are rendered to the customer.

In each of these arrangements, the contract term is typically five or more years, provided our customers may elect to terminate their contract with us prior to the expiration upon the occurrence of certain circumstances. In the case of the long-term water treatment contracts, they generally contain a purchase option at the end of the agreement.

Cost of Revenues

Our cost of revenues varies based on the type of revenues as follows:

•	Cost of Systems Sold. Our cost of revenues for a sold system includes our cost of materials included in such system plus costs associated with deploying the system, warranty costs, payroll and payroll related costs for our manufacturing personnel and other manufacturing overhead costs. These costs are recorded under the percentage-of-completion method of accounting. This method takes into account the cost, estimated earnings and revenues to date on systems not yet completed.

•	Cost of Contract Revenues. Cost of revenues in connection with contract revenue consists of costs associated with our processing fees, including the cost of salt and other components used in our systems, waste removal on behalf of our customers and maintenance and service of our system. Cost of revenues in connection with contract revenue for a system under a water treatment contract also includes depreciation expense using a 20-year life under the straight-line method.

The cost of revenues for a system also varies by the contaminant(s) that the system is designed to address. We purchase components and raw materials from third party vendors which are then assembled into our groundwater treatment systems in our manufacturing facilities located in California. We are not dependent on any sole source suppliers and generally have multiple vendors for each of our components and raw materials, all of which are located within the United States.

Gross Profit

Gross profit consists of revenues less cost of revenues.

Research and Development Expense

Research and development expense consist primarily of research material costs, payroll and payroll related costs for our research and development personnel and outside sponsored research and consulting expenses associated with the design, development and testing of new and existing technologies and systems.

Selling, General and Administrative Expense

Selling, general and administrative expense consist primarily of payroll and payroll related costs for our corporate management, finance, accounting, sales, marketing and administrative personnel, including commissions for our sales and marketing personnel. Also included in selling, general and administrative expense are overhead costs associated with these activities, marketing and promotion expenses, recruiting fees and audit and legal expenses.

Other Income (Expense)

Other income (expense) included in the statements of operations consists primarily of interest expense, offset in part by interest and other income.

EBITDA

In addition to the above, we consider EBITDA as a supplemental measure of our results of operations. We define EBITDA as net income or loss before interest expense, income tax expense, depreciation and amortization. The calculation of EBITDA and the reconciliation of net income or loss to EBITDA are shown in “—Non-GAAP Measure” beginning on page 48 of this prospectus. We include the presentation of EBITDA and discuss the reasons for our use of EBITDA as a supplemental measure of our results of operations under “—Non-GAAP Measure.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our audited financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, and income taxes. These estimates are based on historical experience, information received from third parties, and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Predicting future events is inherently an imprecise activity and, as such, requires the use of assumptions. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be based on assumptions about matters that are highly uncertain at the time the estimate is made, and different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our financial statements:

•	Revenue Recognition. Our revenues are recognized in two different ways. For systems that we sell to our customers, revenues are recognized under the percentage-of-completion method by comparing actual costs incurred to total estimated costs to complete each system. The percentage-of-completion method recognizes revenues and associated costs as work progresses on a system, based on the expected total system revenues and costs. In general, financial statements based on the percentage-of-completion method present the economic substance of production-type activities more clearly than the use of the completed-contract method, and present the relationships between sales, cost of sales and related period costs more accurately. For all other systems delivered to our customers under various contractual arrangements, we recognize revenues for a periodic fee we receive over the life of the contract using the straight-line method and recognize a processing fee as our systems treat the customer’s contaminated water.

•	Property and Equipment. Property and equipment is stated at cost less accumulated depreciation and amortization. Property consists primarily of groundwater treatment systems which we place with customers under various arrangements. For our groundwater treatment systems placed with our customers under long-term contracts, we capitalize materials, labor, overhead and interest. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. We capitalize expenditures for major renewals and betterments that extend the useful lives of property and equipment. We charge expenditures for maintenance and repairs to expense as incurred. Estimated useful lives are generally as follows: auto equipment—three to five years, furniture and fixtures—five to seven years, other equipment—five to 10 years, and groundwater treatment systems—20 years. Judgments and estimates made by us related to the expected useful lives of these assets are affected by factors such as changes in operating performance and fluctuations in economic conditions. If our assumptions change in the future, we may be required to record impairment charges for these assets.

•	Inventory. Inventory consists primarily of raw materials and supplies. Inventory items are stated at the lower of cost, on a first-in, first-out basis, or market. Physical counts of inventory items are conducted periodically to help verify the balance of inventory. A reserve is maintained for obsolete inventory, if appropriate. We consider inventory to be obsolete when it is no longer usable as a system component.

•	Stock-based Compensation. In accordance with the provisions of Accounting Principals Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion No. 25, we recognize compensation costs as a result of the issuance of stock options granted to employees or directors based on the excess, if any, of the fair value of the underlying stock at the date of the grant or award (or at an appropriate subsequent measurement date) over the amount the employee or director must pay to acquire the stock. Therefore, we are not required to recognize compensation expense as a result of any grants of stock options to employees or directors at an exercise price that is equivalent to or greater than fair value.

We also make pro forma disclosures, as required by SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, of net income or loss as if a fair-value-based method of accounting for stock options granted to employees had been applied if such amounts differ materially from the historical amounts. The fair value of the options is estimated based on the Black-Scholes option pricing model, which meets the criteria set forth in SFAS No. 123, and the assumption that all of the options or other equity instruments will ultimately vest. The effects of actual forfeitures are recognized as then occur.

Options or stock awards issued to other than employees or directors are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and are periodically revalued as the options vest and are recognized as expense over the related service period.

During the fourth quarter of 2005, we recorded deferred stock-based compensation expense in an amount equal to the excess of the deemed fair value of our common stock over the exercise price of stock options on the date of grant. We expect to record additional deferred stock-based compensation expense during the first quarter of 2006 for stock options issued during that period. Deferred stock-based compensation has been or will be amortized to expense over the vesting period of the related options using an accelerated method in accordance with FASB interpretation, or FIN, No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

As required by the FASB under SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R), we anticipate applying the prospective method of accounting for stock options issued, whereby we will recognize stock-based compensation expense under a fair market value computation effective January 1, 2006. The fair market value of stock options will be recognized as expense in our financial statements on an accelerated basis over the remaining vesting period of the stock options. We anticipate that the adoption of SFAS No. 123(R) will result in $0.4 million of expense in 2006, based upon options outstanding as of December 31, 2005. In addition, the adoption of this standard will result in difficulties comparing our operating results for future periods to those of our prior periods, since prior periods through 2005 will not reflect stock-based compensation expense under SFAS No. 123(R).

During the fourth quarter of 2005, we also recorded deferred charges in an amount equal to the excess of the deemed fair value of our common stock over the exercise price of warrants issued on the date of grant. We expect to record additional deferred charges during the first quarter of 2006 for warrants issued during that period. Such deferred charges have been or will be amortized as charges to the appropriate income statement classification over the period of the underlying transaction for which the warrants were issued in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenues:

	Year Ended December 31,
	2003	2004	2005
	(In thousands)
Revenues:
System sales	$1,359	$3,001	$10,016
Contract revenues	736	1,306	2,215

Total revenues	2,095	4,307	12,231

Cost of revenues:
Cost of system sales	703	1,046	4,467
Cost of contract revenues	737	1,300	2,323
Depreciation expense	127	216	340

Total cost of revenues	1,567	2,562	7,130

Gross profit	528	1,745	5,101
Research and development expense	261	316	651
Selling, general and administrative expense	1,511	1,765	3,334

Income (loss) from operations	(1,244)	(336)	1,116
Other income (expense)	(64)	(220)	(553)

Income (loss) before income taxes	(1,308)	(556)	563
Income tax provision (benefit)	—	—	—

Net income (loss)	$(1,308)	$(556)	$563

	Year Ended December 31,
	2003	2004	2005
Revenues:
System sales	65%	70%	82%
Contract revenues	35%	30%	18%

Total revenues	100%	100%	100%

Cost of revenues:
Cost of system sales	34%	24%	37%
Cost of contract revenues	35%	30%	19%
Depreciation expense	6%	5%	2%

Total cost of revenues	75%	59%	58%

Gross profit	25%	41%	42%
Research and development expense	12%	7%	5%
Selling, general and administrative expense	72%	41%	27%

Income (loss) from operations	(59)%	(7)%	10%
Other income (expense)	(3)%	(5)%	(5)%

Income (loss) before income taxes	(62)%	(12)%	5%
Income tax provision (benefit)	0%	0%	0%

Net income (loss)	(62)%	(12)%	5%

Years Ended December 31, 2004 and 2005

Revenues

Revenues increased by $7.92 million, or 184%, from $4.31 million during 2004 to $12.23 million during 2005. This increase occurred primarily as a result of growth in sales of our groundwater treatment systems. Revenues recognized for sales of groundwater treatment systems increased from $3.00 million during 2004 to $10.02 million during 2005, an increase of $7.02 million, or 234%, as a result of increased groundwater treatment systems sales volume. Revenues from system sales represented 70% and 82% of our total revenues during 2004 and 2005, respectively. Contract revenues increased from $1.31 million during 2004 to $2.21 million during 2005, an increase of $0.90 million, or 69%, as the number of systems placed with customers under long-term contacts increased in 2005. We anticipate that our revenues will continue to increase in 2006 as we sell more systems and enter into more contracts with our customers. However, over time, the percentage of increase from year to year will likely moderate as our revenue base increases. We also anticipate that, as a percentage of total revenues, our system sale revenues will tend to moderate somewhat, while our contract revenues are expected to increase in future periods.

Cost of Revenues

Cost of revenues increased by $4.57 million, or 179%, from $2.56 million during 2004 to $7.13 million during 2005. This increase was primarily due to an increase in cost of systems sales of $3.42 million, or 326%, to $4.47 million during 2005 compared to $1.05 million during 2004. The increase in system sales was commensurate with the increase in revenues from systems sales during this period.

Cost of contract revenues also increased by $1.02 million, or 78%, from $1.30 million during 2004 to $2.32 million during 2005. Depreciation expense increased by $0.12 million, or 55%, from $0.22 million in 2004 to $0.34 million in 2005. The increases in both cost of contract revenues and depreciation expense were primarily due to an increase in the number of systems in service under long-term contracts during 2005 compared to 2004. The increase in cost of contract revenues consists primarily of higher volume-related costs of salt and waste disposal and increased engineering and field service labor expense. In anticipation of future growth, we hired additional engineering and field service staff during 2005. This expense caused our cost of contract revenues to increase at a faster rate than our associated revenues from long-term contracts during 2005. We expect that in 2006 and future periods, our contract revenues growth will cover such increased staffing expenses and other semi-variable costs which would positively impact associated gross profit percentage.

We expect that our cost of revenues will increase in absolute dollars in future periods due to both an increase in the number of systems sold and an increase in the number of systems placed into service with customers under long-term contracts, which will result in higher volume-related costs of salt, waste disposal and increased field service labor expense, as well as higher depreciation expense. Our cost of revenues for contract operations tend to be higher as a percentage of revenues than our cost of system sales. Therefore, as a percentage of revenues, we expect that our cost of revenues will vary from year to year, depending upon the percentage of our revenues recognized from systems sold as opposed to revenues recognized from long-term contracts.

Gross Profit

Gross profit increased by $3.35 million, or 191%, from $1.75 million during 2004 to $5.10 million in 2005. This increase in gross profit was primarily the result of an increase in system sales gross profit of $3.60 million, or 185%, from $1.95 million during 2004 to $5.55 million during 2005. At the same time, gross profit derived from our contract revenues fell by $0.12 million in 2005 compared to 2004 as we increased the size of our engineering and field services staff in anticipation of future growth in deployed groundwater treatment systems. Our gross profit percentage was 41% in 2004 and 42% in 2005. Since our gross profit percentage is much higher for system sales than for long-term contracts, we expect our gross profit and gross profit percentages to fluctuate based on the portion of our revenues derived from system sales as opposed to long-term contracts.

Research and Development Expense

Research and development expense increased by $0.33 million, or 103%, from $0.32 million in 2004 to $0.65 million in 2005, primarily as a result of increases in research material costs, personnel costs and outside consultant expense. We expect our research and development expense to continue to increase in absolute dollars in subsequent periods as we develop existing and additional groundwater treatment systems and expand our research and development personnel, but to decrease as a percentage of revenues as our revenues grow. Our research and development expense constituted a higher percentage of our revenues in prior periods when we were selling our first systems. We anticipate that our research and development expense will fluctuate significantly from period to period based upon the timing of our internal and sponsored research projects.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $1.57 million, or 89%, from $1.76 million during 2004 to $3.33 million during 2005. The increase was primarily attributable to higher personnel and related costs to support our overall growth. We expect our selling expense to continue to increase in future periods as we expand our sales and marketing force. We also expect our general and administrative expense to continue to increase in future periods as we incur additional costs associated with operating as a public company, and we expand our administrative organization to support our overall growth; however, we anticipate that, as our revenues grow, our selling, general and administrative expense will decline as a percentage of revenues in 2006.

Other Income (Expense)

Other expense increased by $0.33 million, or 150%, from $0.22 million during 2004 to $0.55 million during 2005, primarily as a result of higher interest expense due to increased indebtedness amounts outstanding under our senior secured loan with BWCA I, LLC, which we refer to as the BWCA loan, and the issuance of the XACP notes in October 2005. We expect other expense to decrease in absolute dollars and as a percentage of revenues as we intend to repay $9.0 million of our interest bearing debt with the net proceeds of this offering.

Years Ended December 31, 2003 and 2004

Revenues

Revenues increased by $2.22 million, or 106%, from $2.09 million in 2003 to $4.31 million in 2004, primarily as a result of growth in sales of our groundwater treatment systems and the placement of groundwater treatment systems with our customers under long-term contracts. Revenues from system sales represented 65% and 70% of our total revenues during 2003 and 2004, respectively.

Cost of Revenues

Cost of revenues increased by $1.00 million, or 64%, from $1.56 million in 2003 to $2.56 million in 2004. This increase was primarily due to an increase in the number of groundwater treatment systems placed with customers under long-term contracts during 2004 compared to 2003. This increase resulted from higher volume-related costs of salt and waste disposal and increased field service labor expense, as well as higher depreciation expense. In addition, the increase in cost of revenues was partially attributable to an increase in the number of systems sold in 2004 over 2003.

Gross Profit

Gross profit increased by $1.22 million, or 230%, from $0.53 million in 2003 to $1.75 million in 2004. The increase in gross profit during this period was primarily attributable to an increase in gross profit from system sales, which totaled $0.66 million and $1.95 million in 2003 and 2004, respectively. Gross profit percentage was 25% and 41% for 2003 and 2004, respectively. The increase in gross profit percentage from 2003 to 2004 was primarily the result of higher gross profit percentage we experience for system sales.

Research and Development Expense

Research and development expense remained relatively stable at $0.26 million in 2003 and $0.32 million in 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $0.25 million, or 17%, from $1.51 million during 2003 to $1.76 million during 2004. The increase was primarily attributable to higher personnel and related costs to support our overall growth.

Other Income (Expense)

Other expense in 2003 increased by $0.16 million, or 267% to $0.22 million during 2004, primarily as a result of higher average borrowings under the BWCA loan during 2004.

Liquidity and Capital Resources

Since our inception, we have financed our growth and operations primarily with proceeds from the issuance of preferred stock and common stock, as well as the incurrence of indebtedness under the BWCA loan, our subordinated notes issued to funds affiliated with Cross Atlantic Capital Partners and another purchaser, which we refer to as the XACP notes, and our subordinated note issued to Aqua America, which we refer to as our Aqua note.

Our long-term future capital requirements will depend on many factors, including our level of revenues, the expansion of sales and marketing activities, the success of Shaw in its marketing of our arsenic treatment systems, our ability to place our systems under long-term contracts and provide service under our long-term contracts and the continuing market acceptance of our systems.

We anticipate continued revenue growth. Our revenue growth impacts our liquidity and places increased demands on our capital resources. For example, as our system sales to customers increase, we require an increased investment in accounts receivable, as system sales accounts receivable may have repayment terms from several months to one year or beyond. Additionally, as our long-term contract revenues increase, we will experience much higher capital expenditure requirements.

We expect that our current cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our anticipated future growth and operations for the 12 months following the completion of this offering. We anticipate that we will need additional capital to finance our growth and operations after such 12-month period or to accelerate our expected growth during such 12-month period. In such an event, we anticipate that we would be able to raise additional capital through a combination of bank credit facilities, issuance of long-term debt and private or public equity offerings. If we were unable to obtain additional capital through one or more of these sources, our investment in groundwater treatment systems and our revenue growth would be delayed, or we would focus our sales and marketing on the sales of systems as opposed to placing such systems under long-term contracts.

At December 31, 2005, we had $2.72 million in cash and cash equivalents. We have invested a substantial portion of our available cash funds in money market funds placed with reputable institutions for which credit loss is not anticipated.

The following table summarizes our primary sources of cash in the periods presented:

	Year Ended December 31,
	2003	2004	2005
	(In thousands)

Net cash provided by (used in):
Operating activities	$(1,913)	$1,081	$(6,409)
Investing activities	(2,640)	(4,498)	(1,695)
Financing activities	3,725	4,765	9,124

Net increase (decrease) in cash and cash equivalents	$(828)	$1,348	$1,020

Operating Activities

Net cash provided by operating activities was $1.08 million during 2004 compared to net cash used in operating activities of $6.41 million during 2005. The increase of $7.49 million in net cash used by operating activities was due primarily to a $6.28 million increase in accounts receivable in 2005 compared to a $0.53 million decrease in accounts receivable in 2004, a $2.78 million increase in other assets (primarily long-term accounts receivable) in 2005 compared to a $0.30 million decrease in other assets in 2004 and a $0.35 million decrease in deferred revenues in 2005 compared to a $0.67 million increase in deferred revenues in 2004. These uses of net cash were offset in part by a $1.47 million increase in accounts payable in 2005 compared to a $0.07 million increase in accounts payable in 2004 and a $0.40 million increase in accrued expenses during 2005 compared to a $0.06 million increase in accrued expenses during 2004. This increase in net cash used by operating activities was primarily due to an increase in accounts receivable for systems sold to customers, as well as increases in contract revenues under which revenues were recognized but for which payment had not yet been received.

In general, accounts receivable arising from systems sales to customers are due in accordance with the provisions of the sales contract, which may provide for extended payment terms ranging from several months to one year or more for a significant portion of the contract price. In contrast, accounts receivable from systems placed under long-term contracts with customers are usually due within a much shorter period, generally within one month after the date services have been performed and the customer has been billed. Accordingly, in periods in which our revenues from system sales are higher, our collection of accounts receivable will be much slower due to the nature of the sales contracts, and we will require additional cash to fund these system sales accounts receivable.

Net cash used in operating activities was $1.91 million in 2003 compared to net cash provided by operating activities of $1.08 million in 2004. This $2.99 million increase in net cash provided by operating activities was primarily attributable to an increase in revenues of $2.22 million and a resulting $0.75 million decrease in net loss and a $1.81 million decrease in accounts receivable, together with a $0.66 million increase in deferred revenues.

Investing Activities

Net cash used in investing activities was $4.50 million in 2004 compared to $1.70 million in 2005. This decrease was due primarily to a $2.22 million decrease in capital expenditures in 2005 compared to 2004. This decrease in capital expenditures was the result of fewer systems placed with customers under long-term contracts during 2005 than during 2004, since more customers chose to purchase systems from us rather than pay us under long-term contracts.

Net cash used in investing activities was $2.64 million in 2003 compared to $4.50 million in 2004. This $1.86 million increase in net cash used in investing activities was primarily attributable to increased capital expenditures in 2004 compared to 2003, as more groundwater treatment systems were constructed and placed into service in 2004.

Financing Activities

Net cash provided by financing activities was $4.77 million in 2004 compared to $9.12 million 2005. This increase was due primarily to the receipt of $3.58 million in net proceeds of the sales of our common stock, together with proceeds from notes payable of $5.16 million in 2005 compared to $2.34 million in 2004 and a decrease of $0.59 million in principal payments of notes payable and capital leases. These sources of net cash provided by financing activities were offset in part by a decrease of $2.60 million in net proceeds of sales of our Series B preferred stock. Subsequent to December 31, 2005, we issued the Aqua note in the principal amount of $2.0 million.

Net cash provided by financing activities was $3.73 million 2003 compared to $4.77 million in 2004. This $1.04 million increase in net cash provided by financing activities was primarily the result of a $1.86 million increase in net proceeds of sales of Series B preferred stock in 2004 compared to 2003, offset in part by a $0.62 million increase in repayment of notes payable in 2004, primarily with respect to the BWCA loan.

Capital Expenditures

Our capital expenditures are primarily for groundwater treatment systems that we build and then contract to customers under long-term contracts. Capital expenditures totaled $2.47 million, $4.13 million and $1.91 million during the years ended December 31, 2003, 2004 and 2005, respectively. Our future capital expenditures will fluctuate depending on the number of our systems we place with customers under long-term contracts.

We anticipate that our capital expenditures will continue to increase in future years, commensurate with our delivery of groundwater treatment systems to customers under long-term contract arrangements. As a result, we expect to use between $12.0 million and $15.0 million of the net proceeds of this offering to make capital expenditures during 2006, and our capital expenditure requirements could increase further, depending upon the number of customers with whom we enter into long-term contracts in future periods.

Outstanding Indebtedness

BWCA Loan. In October 2003, we entered into the BWCA loan, which allows us to borrow up to $5.0 million. The amounts outstanding under the BWCA loan accrue interest at a fixed rate of 9.0% per annum, payable on a quarterly basis. Additionally, under the terms of the BWCA loan, we were required to pay quarterly, until October 2005, an annual commitment fee computed at 0.5% of the average undrawn balance for the period. We are required to repay principal on the loans under the BWCA loan in seven annual installments commencing December 31, 2006. BWCA loan is secured by a lien on substantially all of our assets, including our water contracts and water services agreements. The term of the BWCA loan expires on December 31, 2013, at which time all outstanding amounts under the loan will be due and payable. Pursuant to the terms of the BWCA loan, a principal payment of $0.6 million was paid during the year ended December 31, 2004. At December 31, 2005, $4.0 million was outstanding under the terms stated above. As of October 2005, under the terms of the BWCA loan agreement, no further amounts are available to borrow.

XACP Notes. In October 2005, we issued $5.0 million of subordinated notes to The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. (both funds affiliated with Cross Atlantic Capital

Partners) and Catalyst Basin Water, LLC, under which we received aggregate net proceeds of $4.7 million. The XACP notes are subordinated in right of payment to the amounts owing under the BWCA loan and are secured by a second priority lien on substantially all of our assets, including our water contracts and water services agreements. The XACP notes accrue interest at a rate of 7.0% per annum, payable on a semiannual basis beginning March 1, 2006. The XACP notes mature on the earlier of October 14, 2008 and the closing of this offering. The maturity of the XACP notes may be extended, at our option, until September 1, 2010.

Aqua Note. In February 2006, we issued a $2.0 million subordinated note to Aqua America, Inc. under which we received aggregate net proceeds of $1.9 million. The Aqua note is subordinated in right of payment to the amounts owing under the BWCA loan and is secured by substantially all of our assets, including our water contracts and water services agreements. The Aqua note accrues interest at a rate of 7.0% per annum, payable on a semiannual basis beginning July 1, 2006. The Aqua note matures on the earlier of the first anniversary of the closing of this offering and February 10, 2009. The purchase agreement pursuant to which we issued the Aqua note contains certain negative covenants that limit our ability to, among other things, incur additional indebtedness, including a limit of $8.0 million of indebtedness senior to the Aqua note, merge, consolidate, or dispose of our assets, pay dividends or repurchase our capital stock, change our line of business, accept any prepayments under or otherwise modify contracts with our customers, enter into transactions with our affiliates and grant liens on our assets. The purchase agreement specifies a number of events of default (some of which are subject to applicable cure periods), including, among others, the failure to make payments when due, defaults under other agreements or instruments of indebtedness and noncompliance with covenants. Upon the occurrence of an event of default, Aqua America may declare all amounts outstanding under the Aqua note to be immediately due and payable, and if we are unable to pay such amounts, Aqua America has certain rights to foreclose on all of our assets.

We expect to use $9.2 million of the net proceeds of this offering to repay $4.2 million in borrowings under the BWCA loan (including a prepayment penalty of $0.2 million) and $5.0 million in indebtedness under the XACP notes. The terms of the BWCA loan require us to pay a prepayment penalty of 5% in connection with any early prepayment of the outstanding loan. The terms of the XACP notes require us to repay all outstanding amounts upon completion of this offering, with no prepayment penalty.

Warrants Issued in connection with Indebtedness and other Transactions

In connection with the BWCA loan, we have issued to the lender warrants to purchase an aggregate of 717,450 shares of our common stock at an exercise price of $4.00 per share. These warrants are immediately exercisable and expire in 2008; provided, that the warrant shall no longer be exercisable on the date of a change in control of our company. In connection with the XACP notes, we issued to the purchasers warrants to purchase an aggregate of 750,000 shares of our common stock at an exercise price of $5.50 per share and warrants to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $7.00 per share. These warrants are immediately exercisable and expire on the earliest of October 14, 2010, 30 months after completion of this offering and immediately prior to a change in control of our company.

In connection with a proposed nationwide strategic relationship with Aqua America and issuance of the Aqua note, we granted to Aqua America a warrant to purchase 300,000 shares of our common stock at an exercise price of $6.00 per share and a warrant to purchase 100,000 shares of our common stock at an exercise price of $7.00 per share. In addition, in connection with the consent granted by BWCA I, LLC with respect to our issuance of the Aqua note, we granted to BWCA  I, LLC a warrant to purchase 50,000 shares of our common stock at an exercise price of $8.00 per share.

Pursuant to our binding commitment letter with Shaw, Shaw has committed to purchase a total of $5.0 million of our groundwater treatment systems prior to December 31, 2006. We have granted to Shaw a warrant to purchase 300,000 shares of our common stock at an exercise price of $7.00 per share in connection with its purchase of our groundwater treatment systems. One-fifth of the shares subject to this warrant will vest upon each $1.0 million of our groundwater treatment systems paid for by Shaw. The warrant may be exercised for five years after the date of grant. In the fourth quarter of 2005, we recognized revenues of approximately $1.6 million from Shaw’s purchase of our systems, which was offset by approximately $0.2 million attributable to the warrant that we granted to Shaw pursuant to the transaction. We expect to recognize revenues of the remaining $3.4 million pursuant to this commitment in 2006, which will also be offset by approximately $0.3 million attributable to the warrants we have granted to Shaw.

We have applied or will apply the provisions of SFAS No. 123 and SFAS No. 123(R) to the warrants issued in connection with these transactions. Accordingly, the total fair value of the warrants issued has been or will be calculated using the Black-Scholes method. In accordance with the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the fair values of those warrants primarily related to indebtedness have been or will be recorded as a discount to notes payable, with a corresponding increase in common stock. The fair value of such warrants will then be amortized through the end of each respective loan term under the interest method.

Off Balance Sheet Arrangements

Through December 31, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2005, after giving effect to the completion of this offering and the application of net proceeds thereof as described in “Use of Proceeds”:

	Payments Due by Period
	Less than 1 Year (2006)	1 to 3 Years (2007-2008)	3 to 5 Years (2009-2010)	More than 5 Years (After 2010)	Totals
	(In thousands)
Principal payments—notes payable	$106	$15	$3	$—	$124
Interest payments—fixed rate notes payable	8	—	—	—	8
Capital lease obligations	16	26	17	—	59
Operating lease obligations	125	184	—	—	309
Capital commitments (1)	7,355	—	—	—	7,355

Totals	$7,610	$225	$20	$—	$7,855

(1)	Represents estimated costs to complete groundwater treatment systems under current contracts with customers.

We currently have no minimum purchase commitments with any of our vendors. We have not presented any commitment fees under the BWCA loan because the table above reflects repayment of the BWCA loan with the net proceeds of this offering and even if we do not repay the BWCA loan, we have no further obligations to pay any commitment fees under the BWCA loan as of December 31, 2005.

Controls and Procedures

We have identified several material weaknesses in our internal control over financial reporting. According to the Public Company Accounting Oversight Board Auditing Standard No. 2—An Audit of Internal Control over Financial Reporting Performed in Conjunction with An Audit of Financial Statements, a material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by us in a timely manner. In addition, a restatement of previously issued financial statements to reflect the correction of a misstatement is a strong indicator that a material weakness in internal control over financial reporting exists.

During 2005, our former registered public accounting firm notified us that it may not have been independent with respect to the audits they performed on our 2002 and 2003 financial statements. Accordingly, we engaged a new registered public accounting firm to re-audit our 2002, 2003 and 2004 financial statements. In connection with the preparation for this re-audit process, we determined that several adjustments and reclassifications should be made to the financial statements for these three years primarily to properly capitalize certain overhead costs and interest expense related to our systems, to reclassify certain expenses from selling, general and administrative expense to cost of revenues, and to properly recognize long-term contract revenues on a straight-line basis.

Management also identified certain matters considered to be material weaknesses in our internal accounting controls and in the application of these controls, which resulted in the necessity to restate our 2002, 2003 and 2004 financial statements. The material weaknesses which we identified were:

•	We had inadequate resources in our accounting and financial reporting functions. As a small company, we historically employed a very small staff in our accounting and finance department. As a result, we did not have a sufficient complement of personnel with an appropriate level of accounting knowledge and expertise.

•	We had no written documentation of our accounting policies and procedures.

•	We had no formal documentation of our system of internal control over financial reporting.

These control deficiencies resulted in adjustments that were included in the restatement of our financial statements for the years ended December 31, 2002, 2003 and 2004. Additionally, each of these control deficiencies could result in a misstatement of account balances or disclosures that would result in a material misstatement to our financial statements that would not be prevented or detected. Accordingly, we have determined that each of the control deficiencies described above constitutes a material weakness.

Management determined that we should adopt the percentage-of-completion method of accounting for sales of our systems, which more properly recognizes economic activity in the period in which such activity occurs. In general, financial statements based on the percentage-of-completion method present the economic substance of production-type activities more clearly than the use of the completed-contract method, and present the relationships between sales, cost of sales and related period costs more accurately. We also determined that certain warrants issued in 2002, 2003 and 2004 had significant fair value for which we were required to record expense. As a result, we appropriately recorded the fair value of these warrants in our financial statements. Finally, management also corrected other less material errors in the financial statements for 2002, 2003 and 2004, including adjustments to properly recognize recurring contract revenues on a straight-line basis, to reclassify certain expenses from selling, general and administrative expense to cost of revenues and to properly capitalize certain overhead costs and interest expense related to our systems.

We may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We plan to refine our internal control over financial reporting to meet the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act with which we must comply by December 31, 2007. The efficacy of the measures we implement in this regard will be subject to ongoing management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, we expect that additional changes could be made to our internal control over financial reporting and disclosure controls and procedures.

Plan for Remediation of Material Weaknesses

We are evaluating the previously identified material weaknesses and are in the preliminary stages of developing a plan to remediate these material weaknesses. Our chief financial officer was hired in September 2004 and began the immediate search and recruitment of additional qualified staff. In June 2005, we hired a director of finance. In March 2006, we hired a full-time controller. We have hired and expect to hire additional qualified accounting personnel upon completion of this offering. In connection with our remediation efforts, we expect to review our internal financial control and accounting resources, attract and hire additional accounting personnel who are certified public accountants or have recent public accounting firm experience, document our conclusions on technical accounting issues and determinations on a timely basis and ensure the technical proficiency of the audit committee we are establishing in connection with this offering to oversee our financial reporting function.

We are also in the process of implementing a system of disclosure controls and procedures that is designed to ensure that information required in our future Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Over the next 12 months, we intend to implement the following as part of our efforts to prepare for our public reporting obligations, which we believe will contribute to our remediation efforts:

•	initiate a Sarbanes-Oxley Section 404 preparedness project with the assistance of a reputable registered public accounting firm;

•	implement a disclosure committee that will include the development of a certification and sub-certification process which, together with other components of our disclosure controls and procedures will be designed to ensure that we are able to timely record, process and report both financial and other information to our senior management team;

•	increase the number and skills of management and staff personnel in our accounting and finance organization to increase our depth of experience in accounting and SEC reporting matters;

•	implement a new financial software system to enhance our financial reporting process; and

•	establish an internal audit function, either through use of a consultant or by hiring our own personnel.

Non-GAAP Measure

In evaluating our business, we consider and use EBITDA as a supplemental measure of our operating performance. We define EBITDA as net income or loss before interest expense, income tax expense, depreciation and amortization. We believe use of EBITDA facilitates operating performance comparisons from period to period and company to company by removing potential differences caused by variations in capital structures (affecting primarily relative interest expense), the book amortization of intangibles (affecting relative amortization expense), the age and book depreciation of facilities and equipment (affecting relative depreciation expense) and other non-cash charges. We believe that, by eliminating such effects, EBITDA provides a meaningful measure of overall corporate performance exclusive of our capital structure, and the method and timing of our expenditures associated with building and placing our systems. We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

The term EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but not limited to, are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect income tax expense, cash required for any tax payments or the cash availability for any tax refunds;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. EBITDA is calculated as follows for the periods presented:

	Year Ended December 31,
	2003	2004	2005
	(In thousands)
Net income (loss)	$(1,308)	$(556)	$563
Add: interest expense, net (1)	58	170	419
Add: depreciation and amortization	175	269	506
Add: income tax expense	—	—	—

EBITDA (2)	$(1,075)	$(117)	$1,488

(1)	Interest expense includes portions of the fair value of warrants that constitute debt discount, but excludes amortization of debt discount already included in amortization expense.
(2)	Included in EBITDA are the following:

•	Stock-based compensation, which includes amortization of deferred compensation expense. We recorded approximately $31,000 in stock-based compensation expense in 2005. We expect stock-based compensation to affect our operating results in future periods in 2006 through 2008.

•	Expense related to fair value of warrants, which consists of the amortization of deferred charges representing the excess of the fair value of our common stock over the exercise price of warrants issued. We recorded approximately $13,000 in expense related to fair value of warrants in 2005.

•	Other warrant expense, which represents the fair market value of warrants issued to two customers in connection with sales of groundwater treatment systems. We recorded approximately $345,000 in other warrant expense in 2005.

Effect of Inflation; Seasonality

We do not believe that inflation has had a material impact on our financial condition or results of operations.

Our business, particularly the revenues we receive from our long-term contracts, is moderately seasonal due to the impact of summer and hot weather conditions on the water requirements of our customers. In the summer and warmer months, our customers have a higher demand for water and must increase the utilization of their groundwater resources resulting in a higher volume of groundwater treated during these periods and thus higher revenues from our long-term contracts. Our net sales and net income have historically been lowest in the three-month periods ending December 31 and March 31, when the Arid West generally faces cooler weather that reduces the utilization of groundwater sources which in turn reduces the processing fees we receive from our long-term contracts. Historically, the impact of seasonality has been mitigated through the impact of the sales of our systems in certain periods. We also expect sales of our systems to continue to mitigate the impact of seasonality in future periods in the near-term.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Cost, or SFAS No. 151. SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB No. 43, Chapter 4, Inventory Pricing. Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS No. 151 to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, or SFAS No. 153, an amendment to Opinion No. 29, Accounting for Nonmonetary Transactions, or Opinion No. 29. SFAS No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. Management does not expect adoption of SFAS No. 153 to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS 123(R) amends SFAS No. 123, Accounting for Stock-Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share- based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments. This statement is effective for all public companies as of the first fiscal year beginning after December 15, 2005. Management is currently assessing the effect of SFAS No. 123(R) on the Company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS No. 154. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 completely replaces APB Opinion No. 20 and SFAS No. 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and the correction of errors. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. Management does not expect adoption of SFAS No. 154 to have a material impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS 155 also amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative financial instrument. Generally, SFAS No. 133 requires that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately (referred to as bifurcation) under certain conditions. That general rule notwithstanding, SFAS No. 133 (prior to amendments made to it by SFAS No. 155) provides a broad exception for interest-only and principal-only strips initially resulting from the separation of rights to receive contractual cash flows of a financial instrument that itself does not contain an embedded derivative that would have been accounted for separately. SFAS No. 155 amends SFAS No. 133 to restrict the scope exception to strips that represent rights to receive only a portion of the contractual interest cash flows or of the contractual principal cash flows of a specific debt instrument. Prior to amendments made by SFAS No. 155, SFAS No. 140 permitted a qualifying special-purpose entity (SPE) to hold only passive derivative financial instruments pertaining to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor. SFAS No. 155 amends SFAS No. 140 to allow a qualifying SPE to hold a derivative instrument pertaining to beneficial interests that itself is a derivative financial instrument. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006, with early adoption as of the beginning an entity’s fiscal year. Management does not expect adoption of SFAS No. 155 to have a material impact on the Company’s financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At December 31, 2005, we had aggregate balances outstanding under loan arrangements of approximately $9.0 million. Subsequent to December 31, 2005, we incurred additional indebtedness in the aggregate principal amount of $2.0 million. The amount of our outstanding debt at any time may fluctuate and we may from time to time be subject to refinancing risk. These balances as of the date of this prospectus included amounts received in connection with the issuance of $5.0 million in principal amount of the XACP notes and the issuance of $2.0 million in principal amount under the Aqua note. After giving effect to the application of the net proceeds of this offering, we expect that we will have $2.0 million of outstanding indebtedness, which will have a fixed interest rate of 7.0%. A hypothetical 100 basis point increase in interest rates would not have a material effect on our annual interest expense, our results of operations or financial condition. We derive substantially all of our revenues from sales within the United States. Since transactions in foreign currencies are immaterial to us as a whole because we do not have any foreign customers nor do we enter into contracts with foreign entities, we do not consider it necessary to hedge against currency risk.

BUSINESS

We design, build and implement systems for the treatment of contaminated groundwater. We have developed a proprietary, scalable ion-exchange wellhead treatment system that reduces groundwater contaminant levels in what we believe is a more efficient, flexible and cost-effective manner than competing solutions. We market our system to utilities, cities, municipalities, special districts, real estate developers and other organizations that supply water, collectively referred to as water providers, for use in treating groundwater sources that do not comply with federal or state regulations due to the presence of chemical contaminants. We currently have 50 systems delivered or in process in California and Arizona with an aggregate installed capacity of approximately 86,800 acre-feet per year or approximately 28.3 billion gallons per year. Our customers include Arizona-American Water, an affiliate of American Water, California Water Service Company, an affiliate of California Water Service Group and Golden State Water Company, an affiliate of American States Water Company, three of the largest investor-owned water utilities in the United States based on population served.

While our system can be employed in the treatment of a wide range of contaminants, we have focused initially on three key chemical contaminants: arsenic, nitrate and perchlorate. According to the EPA, arsenic and nitrate are among the most toxic, prevalent and strictly regulated contaminants in the United States. Perchlorate, a toxic component of solid rocket fuel and other combustibles, has become the subject of increased regulatory review as detections have risen in recent years. These key contaminants, which have been linked to various cancers, diseases and metabolic disorders, have received substantial focus and attention of the EPA and state regulatory agencies, media and consumer groups. As a result, this has created our most immediate market opportunity for treatment of groundwater for our customers.

Increasing demand for available drinking water due to high population growth and decreasing drinking water supplies as a result of increased contamination and increasingly stringent federal and state regulation, have created a need for expansion of the United States drinking water supply. This is of particular concern in the Arid West, which is currently experiencing some of the nation’s highest population growth and a chronic water shortage. For example, at the California Senate National Resources and Water Committee hearing in January 2006, the state of California, recognizing its major water quality and supply difficulties, proposed a $29.0 billion water management program to meet the needs of its large and growing population.

We believe that treatment of the large amount of contaminated groundwater represents the most cost-effective and viable method to expand the water supply to meet the needs of a growing population, and represents a significant market opportunity for us. According to a report published by the EPA in June 2005, entitled Drinking Water Infrastructure Needs Survey and Assessment, which we refer to in this prospectus as the EPA Report, the United States public water system infrastructure will require total investment of approximately $276.8 billion over the next 20 years. Water treatment for contaminant removal is recognized by the EPA as the second largest area of need in the report, and is estimated to require $53.2 billion in total investment over the next 20 years.

Our long-term goal is to become a major supplier of groundwater contaminant treatment systems in the United States, with an initial focus on the Arid West. We intend to extend our geographic reach throughout the United States by leveraging our expertise in groundwater treatment systems to form relationships with larger companies servicing and supplying the water industry on a national basis. To aid our national expansion, we have entered into a strategic sales and marketing agreement with Shaw to market our arsenic treatment system to water providers in 18 states on an exclusive basis. In addition, we are currently finalizing discussions with Aqua America, the largest U.S.-based publicly-traded water utility, regarding a strategic relationship. Under the terms of the proposed strategic relationship, Aqua America and Basin Water would work together to treat and recover sources of water supply that have been impacted by nitrate and arsenic. The proposed strategic relationship would facilitate the installation of our water treatment systems at publicly-owned and investor-owned water systems and the operations of such water systems.

Industry Overview

We believe that increased demand for available drinking water coupled with decreasing supply of that water has fueled the growth in the groundwater contaminant treatment industry:

Drinking water sources and benefits of groundwater. Drinking water throughout the United States is supplied primarily from surface water and groundwater. In the Arid West, available surface water is largely claimed, leaving little room for expansion of this source to meet increasing demand. Procurement of surface water can also be expensive, often requiring miles of transport before consumption. Desalination is a potential source of drinking water; however, we believe that the potential benefit of desalination as an alternative source of drinking water is limited due to a number of factors, including the high energy costs associated with the process, the relative inefficiency of the process, the substantial financial investment required to construct a desalination plant, the need to place such plants near an electric power generation plant and in a coastal location and the environmental opposition to brine discharge and entrapment and impingement of marine organisms.

Groundwater, which according to the United States Geological Survey, or USGS, serves as the primary source of drinking water for more than half of the United States population, has numerous advantages over surface water as a dependable source for water providers. According to the USGS, at any given time, the 1.0 million cubic miles of groundwater in storage is more than 30 times greater than the available supply of surface water in freshwater lakes and streams. Compared to surface water resources, the extraction of groundwater is relatively inexpensive due to its abundance and minimal need for investment by water providers for transport. Groundwater is also a more stable source of drinking water because water providers are able to determine precisely the amount of water they can pump each year. Furthermore, the volume of groundwater pumped can be adjusted to meet seasonal needs so that no excess water is pumped from the well and stored in a surface environment that is subject to evaporation. Finally, groundwater is less affected by weather conditions, including droughts, because it is not exposed to surface elements.

Increasing demand for available drinking water. Population growth has resulted in increased demand for drinking water in much of the United States. As a result, water providers are challenged continually with securing drinking water resources to meet the needs of their customers. Many areas in the United States experience drinking water shortages on an annual basis. This is a problem particularly acute in California and other states in the Arid West, where population growth has resulted in rapidly increasing demand for drinking water. For example, the population of California and Arizona, collectively, grew by approximately 5.6 million people between 1990 and 2000. The U.S. Census Bureau expects this trend of population growth to continue, with the combined population of these two states expected to increase by more than 12.0 million people over the next 20 years. With much of the Arid West experiencing chronic shortages of drinking water, additional sources of drinking water will be necessary to support this anticipated rapid population growth.

Decreasing supply of available drinking water. Though groundwater is both a cost-effective and advantageous alternative to surface water, it is at substantial risk of contamination from a number of sources. Due to population growth into areas adjacent to industrial locations and recent technological improvements in water testing equipment, groundwater contamination that can pose serious health threats to humans continues to be discovered at an increasing rate. Because of health concerns, the EPA and state regulatory agencies have been active in establishing MCLs for chemical contaminants in drinking water to ensure that the public has access to a safe drinking water supply. In addition, improvements in water testing and treatment technologies have allowed the EPA and state regulatory agencies to lower the MCL for certain contaminants. Chemical contaminants, such as arsenic, nitrate and perchlorate, are increasingly found to be present in underground aquifers, and we expect the cost of clean-up for these underground aquifers in order to meet applicable MCLs will increase the cost of drinking water to consumers. In addition, as groundwater wells are shut down due to non-compliant contaminant levels, the availability of groundwater decreases, resulting in lower supply and generally a higher price for drinking water.

Market Opportunity

Because groundwater has significant advantages over other sources of drinking water, we believe that a large market opportunity exists in providing a solution for groundwater treatment. There are few economically attractive alternatives for treating groundwater at the wellhead. Customarily, water providers either shut down a contaminated well or blend the water with non-contaminated water to meet an MCL. Ion exchange technology is acknowledged as a leading technology for groundwater treatment, including being designated by the DHS as a “best available technology” for treating groundwater for removal of contaminants. Water providers may also use technologies such as coagulation microfiltration, media absorption (a process that removes contaminants by chemically bonding them to a media such as activated carbon), reverse osmosis and electrodialysis reversal for the removal of contaminants from drinking water. As compared to our system, many existing contaminant treatment technologies are costly, produce large amounts of waste or are generally designed for large industrial installations rather than for wellhead treatment. Thus, we believe there is significant demand for cost-effective groundwater treatment using our system.

We believe that the Arid West represents our largest initial geographic opportunity given the region’s significant population, continued population growth, chronic shortage of surface water, large number of groundwater wells and high occurrence of contaminants in groundwater resources. Our system allows water providers to forego importing and blending water and instead obtain a steady supply of drinking water by treating groundwater assets they already own at a lower total cost than other methods and technologies.

We are focusing initially on treatment of groundwater for three key chemical contaminants: arsenic, nitrate and perchlorate. These contaminants, which have been linked to various cancers, diseases and metabolic disorders, have received substantial focus and attention of the EPA and state regulatory agencies, media and consumer groups. As a result, this has created our most immediate market opportunity for treatment of groundwater. As MCLs for these contaminants are established or reduced on both the national and state levels, contamination of groundwater continues to increase and population continues to grow, we believe the total number of wells requiring treatment across the United States, and thus the market opportunity for our groundwater treatment system, will continue to grow.

Arsenic. Arsenic is a naturally occurring element found in soil, but also comes from industrial and agricultural sources. It is a powerful toxin that is frequently found in groundwater supplies. Prolonged exposure to very low levels of arsenic is linked to numerous cancers and other serious health problems. In February 2002, the EPA lowered the MCL for arsenic from 50 parts per billion, or ppb, to 10 ppb and mandated that all drinking water sold by water providers in the United States must meet the new standard, which we refer to as the Arsenic Rule, that went into effect January 23, 2006. According to the California Department of Water Resources, the Arsenic Rule also is expected to place over 500 groundwater sources out of compliance in California alone. Compliance with the Arsenic Rule is expected to result in increased regulatory costs over the next 20 years, with the EPA estimating that 5% of the 54,000 active community water systems in the United States, serving approximately 11.0 million people, will have to take prompt action to meet the new MCL. Some state legislatures, such as that of California, currently are discussing a lower standard for arsenic. If California or other states were to set lower standards for arsenic than required under the Arsenic Rule, additional groundwater wells are likely to be impacted and the cost of compliance is likely to increase.

Nitrate. Nitrates are ionic substances widely found in the environment as byproducts of fertilizers, septic systems and groundwater recharge and can migrate easily into drinking water supplies. Once ingested, nitrates are converted into nitrites, which react chemically within the digestive and circulatory systems and have been linked to a number of cancers, diseases and methemoglobinemia, or “blue baby syndrome.” Nitrate, which has been detected in concentrations exceeding its MCL in over 1,000 groundwater sources in California, ranks second to only arsenic in terms of non-compliant detections in that state. Nitrate is recognized by the USGS as one of the most widespread contaminants of shallow groundwater across the United States, particularly in agricultural areas. According to a recent National

Water Quality Assessment survey completed by the USGS, more than 8,200 groundwater wells were found to be contaminated with nitrate levels exceeding the EPA MCL of 10 ppm. In terms of population affected by nitrate contamination, the United States Department of Health and Human Services currently estimates that 1% to 2% of the United States population, or approximately 3.0 million to 6.0 million people, may be consuming drinking water from the public water system with nitrate levels exceeding the current EPA MCL.

Perchlorate. Perchlorate is a toxic component of solid rocket and missile fuel and is present in ammunition, fireworks, highway safety flares, matches and air bags as well. The United States Department of Defense, or DOD, is a primary cause of perchlorate contamination as a result of the use of solid rocket fuel and other ammunition propellants on DOD sites. Excessive exposure to perchlorate disrupts the normal operation of the thyroid gland, causing various metabolic and developmental disorders in humans. Perchlorate treatment is an area of emerging focus within the groundwater treatment industry. On January 26, 2006, the EPA issued a preliminary remediation goal of 24.5 ppb for the cleanup of water contaminated with perchlorate, subject to revision upon further study. State advisory levels, however, are often significantly lower than EPA guidelines. For example, California, where there have been more than 300 perchlorate detections over the last 10 years, has promulgated a public health goal of 6 ppb for perchlorate as a guideline for water providers and consumers. California regulators are expected to set an MCL of 6 ppb or lower in the near future. In March 2006, Massachusetts announced a proposed MCL of 2 ppb for perchlorate. In addition, Arizona, Maryland, Nevada, New Mexico and New York have set advisory levels for perchlorate ranging from 1 through 18 ppb.

Our Solution and Strengths

Water providers generally do not have the expertise or resources to design, engineer, manufacture and implement solutions for treating their contaminated groundwater. We offer these water providers a system designed to treat groundwater contamination at the wellhead. We have developed a unique process using a multiple-bed system design, providing flexibility to meet different volume requirements and significantly reducing waste rates to provide our customers with a cost-effective method of treating contaminated groundwater. As of the date of this prospectus, we have obtained three patents in the United States, have received a notice of allowance for one United States patent application and have filed four additional patent applications with the USPTO. We have received a notice of allowance for one European patent application and have filed seven patent applications in key jurisdictions around the world on various aspects of our treatment system process. Though, as compared to our competitors’ solutions, our system may have some disadvantages, such as its complexity and the potentially higher up-front capital costs for its installation, we believe our system provides a safe, reliable and sustainable source of drinking water with the following strengths that make it a compelling choice for water providers:

Our system is highly effective at removing groundwater contaminants. Ion exchange technology has been used successfully for treatment of drinking water throughout the United States for decades. We employ ion exchange technology in a proprietary configuration using a multiple-bed system that can be sequenced in and out of service automatically using our state-of-the-art process simulation software program, Basin Water-IX. We have been successful in implementing our groundwater treatment technology that is designed to maximize the effectiveness of ion exchange technology in treating groundwater. Our system can reduce the contaminant level in groundwater significantly below the target MCL, thus enabling the water provider to keep its well in service. Recently, our system was issued an Environmental Technology Verification (ETV) Joint Verification Statement from the EPA and NSF International, a not-for-profit, non-governmental organization, with scientific and technical expertise in the health and environmental sciences, for its success in removing arsenic from groundwater to below detectable levels. In addition, should an MCL be lowered in the future, our system can easily be adjusted to meet any currently detectable level for the contaminants we treat. Because we expect MCLs to decrease over time, we expect our system’s flexibility to enable us to provide our customers with a long-term, highly effective groundwater treatment solution.

Our system produces what we believe are low waste rates. Waste rates are measured by determining the amount of waste volume generated by our system divided by the total volume of raw water entering our system from the water provider’s well. For instance, if a system generates 1 gallon of waste from every 100 gallons entering the system, then it has a 1% waste rate. Our solution’s efficiency results in what we believe are low waste rates based on our management’s industry knowledge and feedback from some of our customers. For instance, in nitrate applications, our system achieves waste rates as low as 0.40%. In arsenic applications, our system achieves waste rates as low as 0.05%. By using our solution, water providers can achieve a high yield of treated water with a correspondingly low amount of waste generated. This results in minimizing waste disposal costs, significantly reducing our customers’ operating costs and increasing the net amount of treated drinking water produced.

Our system uses simulation software that can rapidly design and adjust the treatment process on a real-time basis. The Basin Water-IX software program is a proprietary, state-of-the-art simulation program specifically designed for analysis of the wellhead treatment of groundwater contaminants. It saves our clients the time associated with preliminary design engineering and the high expense associated with feasibility studies and a lengthy pilot test. Early in the design process, we use our Basin Water-IX program to provide detailed data for each customer application. The data generated includes accurate assessments of cost, post-treatment contaminant levels and waste rates. As a result, we generally can simulate six months of pilot testing in minutes. Our software provides for a level of process refinement that we believe is difficult to accomplish with competing approaches. In addition, based on data and measurements collected during the treatment process, our software enables us to adjust the treatment process of our system to make it more efficient and effective.

Our system is capable of removing multiple contaminants within a single site. With minimal adjustments, our solution can treat multiple contaminants with a single system. Our system is targeted primarily toward the removal of arsenic, nitrate and perchlorate, but is also capable of removing numerous other contaminants, including chromium VI, fluoride, uranium, selenium and sulfate, as requested by our customers. One of our systems installed with the City of Pomona, California, is capable of treating groundwater for the removal of arsenic, nitrate, perchlorate and chromium VI simultaneously. In most cases, our system can be configured quickly to treat certain additional contaminants without having to add an entire new system. We believe that our solution’s ability to target multiple contaminants with the same system is distinctive in the industry and provides our customers with a cost-effective method for removing many contaminants.

Our system is operated easily and includes support and maintenance services, if desired by our customers. Most water providers are thinly staffed and do not have significant resources to hire additional workers and pay for necessary training to operate a complex treatment facility. With this in mind, we have designed our system to be operated with minimal attention by our customers. Our system is licensed to be operated unmanned and with minimal supervision and maintenance, thus sparing our customers significant labor costs. Our automatic control system can be customized to interface with a water provider’s existing water production control system, often referred to as a Supervisory Control and Data Acquisition, or SCADA, system. Our customers generally do not incur significant costs to modify their well to accommodate our system or to purchase new and expensive monitoring equipment. Our system runs automatically and all its operations can be monitored by us or by our customers from a remote location. In addition, the BasinWater-IX program has an alert function to remotely notify a Basin Water support technician in the event a problem is detected. Our customer call operations are staffed 24 hours a day, 7 days a week with expert service and engineering professionals to ensure that our customers which elect to purchase maintenance and support from us have proper support. Furthermore, as part of our services, if so desired by our customer, we contract on behalf of our customer for the removal of all waste products by a licensed waste removal company. In addition, we also supply salt and replacement resin, which are used in our ion exchange process, to our customers as part of the support and maintenance services we provide.

Our system operates with minimal electrical power, thereby reducing its operational cost for our customers. Many groundwater treatment solutions such as reverse osmosis and electrodialysis reversal use significant amounts of electrical power in order to remove contaminants from groundwater effectively. For example, reverse osmosis requires the application of great force to pump the water through a special membrane which separates contaminants from water. Electrodialysis reversal requires application of a direct current in order to electrochemically remove the contaminants from the water. Alternatively, ion exchange requires the flow of water through resin beds, which does not require a high amount of force to treat water effectively. Our system is installed adjacent to a wellhead and uses the well pump’s pressure to move water through the system for treatment. As a result, our customers are required to provide a minimal amount of electrical power in order to operate our system. In many cases, our customers are able to use existing power facilities to run our system’s electronics, resulting in reduced costs of operating our system, as compared to our competitors’ groundwater treatment solutions.

Our system provides flexibility and scalability to meet water providers’ volume requirements. Groundwater wells pump water at various rates depending on need and season, and as a result, our customers may need a groundwater treatment solution capable of handling various throughput levels. This feature is especially important for water providers who use groundwater wells to meet seasonal water needs for their customers. Our system is offered in multiple configurations capable of producing treated water at a rate ranging from 50 gpm to 12,000 gpm. As a result, we are able to scale our Basin Water system as our customers scale their throughput needs.

Our system has a small footprint and can be deployed rapidly. Traditional groundwater treatment systems typically consist of very large tanks and vessels, which require significant engineering and construction effort and may take up to 24 months to complete. Our system is self-contained, designed for mobility and rapid deployment, and considerably more compact than competing ion exchange systems. Because our system is manufactured from easily obtainable components, we experience few delays due to material shortages, and the assembly phase of a typical system usually takes from one to two weeks. Our engineers and manufacturing team assemble each system in our facilities and then deliver and install the system at the water provider’s well site. The small footprint of our system allows it to be transported easily to our customers’ well sites and to be deployed at well sites where other larger systems would not be feasible.

Our system is offered to our customers with flexible contract and financing structures. We offer customers the flexibility of choosing from different contract and financing structures. Customers can either buy our system or enter into long-term contracts with flexible terms that include monthly cash payments and/or processing charges based on the volume of groundwater treated by the system.

Our Strategy

Our goal is to become the leading provider of groundwater treatment systems to water providers throughout the United States, with an initial focus on the Arid West. We expect to achieve these goals through the following strategies:

Target key groundwater contaminants. While our system has the ability to treat groundwater for a wide range of chemical contaminants, we have focused initially on applications treating three key groundwater contaminants: arsenic, nitrate and perchlorate. We believe that these three contaminants have created our most immediate market opportunity for the treatment of groundwater in the Arid West and the rest of the United States because they have received substantial focus and attention of the EPA and state regulatory agencies, media and consumer groups. According to the DHS, our technology was the first full-scale arsenic treatment facility to be permitted for water treatment in California. As of December 31, 2005, we have delivered or have in process 20 arsenic treatment systems with an aggregate arsenic removal capacity of approximately 40,500 acre-feet per year, or 13.2 billion gallons per year. We are in the process currently of installing for the Coachella Valley Water District two arsenic removal systems that have the ability to treat an aggregate of approximately 12,900 acre-feet per year, or 4.2 billion gallons per year, and upon full build-out, we expect total capacity to be an aggregate of approximately 35,600 acre-feet per year, or 11.6 billion gallons per year. As of December 31, 2005, we have also delivered or have in process 19 nitrate treatment systems with an aggregate nitrate removal capacity of approximately 29,850 acre-feet per year, or 9.7 billion gallons per year. We also are targeting perchlorate actively in areas surrounding DOD testing sites, where perchlorate groundwater contamination has increasingly become the focus of media attention. As of December 31, 2005, we have delivered or have in process five perchlorate treatment systems with an aggregate perchlorate removal capacity of approximately 10,000 acre-feet per year, or 3.3 billion gallons per year.

Expand our business throughout the Arid West. We intend to expand our business aggressively throughout the Arid West by continuing to contract with our current customers to address their groundwater treatment needs and expanding our customer base through focused sales and marketing efforts. We believe that we have proven to our customers the accuracy, reliability and cost-effectiveness of our system and that these customers will continue to turn to our system as a treatment solution for additional wells. In addition, these water providers own hundreds of contaminated wells at which our system could be implemented. We plan to capitalize on this significant follow-on opportunity for our solution as these customers seek to treat these additional wells. By leveraging our success with our initial customers, we believe that we will be able to broaden our customer base throughout the Arid West to address the market opportunity with new customers seeking to meet regulatory requirements or to reactivate previously shut-down wells. We have commissioned a third party to compile a detailed database containing thousands of wells in California and other states in the Arid West that have been shut down due to contaminants, including arsenic, nitrate and perchlorate, and plan to target the owners of these wells for marketing our solution.

Extend our geographic reach throughout the United States through the growth of our internal sales force and developing strategic relationships with companies serving and supplying the water industry on a national basis. We intend to extend our geographic reach throughout the United States by developing a national sales and marketing team. We are in the process of increasing the size of our sales force to provide the capacity and expertise necessary to develop our business throughout the United States. In connection with this effort, we recently hired a national vice president of sales who has significant experience in the water treatment industry. We have identified and will continue to identify companies servicing and supplying the water industry on a national basis that can provide strategic benefits to the marketing of our groundwater treatment system. As part of this strategy, in December 2005 we entered into a strategic sales and marketing agreement with Shaw to market our arsenic treatment system to water providers in 18 states on an exclusive basis. We believe that by partnering with companies such as Shaw we can efficiently leverage their existing infrastructure to provide our low-cost solutions nationwide.

Maintain and extend our technology position. We have developed an intellectual property portfolio that we believe affords us a strong technology position in our industry. We intend to continue our active research and development efforts to strengthen the competitive position of our groundwater treatment technology through the development of new and improved processes and the filing of additional patent applications. Furthermore, we have developed a proprietary process, which we refer to as the BIONExchange process, for biologically removing and destroying perchlorate load from used ion-exchange resins. This process can also be used to remove and destroy perchlorate from brine resulting from regeneration of the ion-exchange resins. We have recently received a notice of allowance for one European patent application and have patent applications pending with the USPTO and in Russia, China, Japan and Canada for the BIONExchange process. Additionally, we are working on enhancements to our proprietary ion-exchange system and plan to explore other potential treatment applications for our technology.

Company History

We were incorporated in California in 1999. Our operations from 1999 until 2001 consisted primarily of research and development activities, as we developed our proprietary ion-exchange process. Our proprietary process was conceived by Peter L. Jensen, our President and Chief Executive Officer, and Dr. Gerald Guter, our late Chief Scientific Officer. Also during this time, we developed a groundwater treatment system for commercialization of our proprietary process and increased our personnel to include additional engineers and sales and marketing personnel. We successfully completed a prototype for our groundwater treatment system in

May 2002, and shortly thereafter, we assisted one of our customers in submitting an application with DHS for a permit to operate our system for treatment of nitrate. In June 2002, our customer received the first permit from DHS for operation of our system to treat groundwater. We also received our first revenues in 2002 from sales of our groundwater treatment system and operations.

From 2002 through early 2006, our operations have focused on:

•	development of systems that could treat other contaminants in addition to nitrate—our customers first received permits to operate our systems for the treatment of arsenic in 2004 and perchlorate in 2005;

•	increasing our engineering workforce to enhance and streamline our system manufacturing process—we increased the number of our engineers from three at December 31, 2002 to nine at December 31, 2005;

•	development of a sales and marketing force—we increased the number of our sales and marketing personnel from one at December 31, 2002 to five at December 31, 2005;

•	obtaining patents for our proprietary ion-exchange process—we received two United States patents directed to a system and process for the removal of arsenic in 2004 and 2005, respectively, one United States patent directed to a process for the removal of nitrate in 2005, a notice of allowance for one United States patent application directed to a process for the removal of perchlorate in December 2005 and a notice of allowance for one European patent application directed to our BIONExchange process in October 2005; and

•	improvement of our internal control over financial reporting—we hired our chief financial officer in September 2004, our director of finance in June 2005 and a full-time controller in March 2006 and conducted a re-audit of our 2002, 2003 and 2004 financial statements during 2005 and in early 2006.

Our Products and Services

Design of System. We have developed a groundwater treatment process using a multiple-bed system design, providing flexibility to meet different volume requirements. The system allows beds to be sequenced in and out of service to optimize performance and offers users a wide range of production rates up to 12,000 gpm. The treatment system uses a small footprint that can be deployed rapidly.

Groundwater is pumped from a well into the drinking water distribution system. To treat contaminated groundwater, the water is first pumped from the wellhead into our system. Our system is comprised of multiple vessels that operate on a parallel process. Once the water is inside the system, a computer sequences the water into one of multiple possible tanks, each of which contains a bed of ion exchange resin. As the water flows through the resin, the contaminants chemically attach to the resin in the ion exchange process. The contaminants remain on the resin while the clean water exits the system and enters the drinking water distribution system. This process continues until the resin inside the bed is saturated with contaminants. The computer then cycles the tank off-stream and pumps into the tank a saturated salt brine solution. The brine reverses the ion exchange process, drawing the contaminants out of the resin. In this way, the resin is regenerated so it can be used again. Individual ion exchange vessels are regenerated and rinsed while the remaining vessels are online producing treated water, thereby minimizing waste and time of treatment. The brine tank contains the waste from the multiple-bed treatment process and is emptied by a certified commercial waste hauler as required and designated by the customer.

A schematic of the design of one of our systems is set forth below:

Manufacturing and Assembly. We manufacture groundwater treatment systems on a build-to-order basis with a four to six week lead-time. We receive our raw materials from suppliers located in the United States, and we manufacture our system in a 35,000 square foot plant at our headquarters in Rancho Cucamonga, California. Our existing manufacturing facilities can manufacture five systems simultaneously and our current manufacturing plan allows us to process fifteen systems a month on a single shift. As of December 31, 2005, six systems were in process.

We assemble our system in our manufacturing facility from components and subassemblies. We have designed our manufacturing operations specifically for low-cost, high quality production and, in conjunction with continual process improvements, we believe we will be able to decrease product development and manufacturing expenses over the next several years. Cost control and quality are managed from the design phase, and we have implemented a formal quality control system, which ensures that all problems are investigated and corrective action is taken, resulting in the elimination of potentially significant re-manufacturing expenses. This involves a close collaboration between manufacturing, service and engineering personnel, as well as our suppliers. Our vessels for our system are built for us on a just-in-time basis so as to minimize the need for storage facilities. Other components of our system are built using predominantly “off-the-shelf” components for which there are generally multiple suppliers.

Permitting and Installation. Our customers must obtain a license and/or permit from a state regulatory agency in order to operate each system that we install at their wellheads. We work with our customers to secure required licenses and permits from state regulatory agencies, including assisting with the completion of the license or permit application and responding to inquiries or requests from these regulators regarding our system.

Each customer installation is designed using our proprietary BasinWater-IX software program. The BasinWater-IX software generally provides the data in a matter of minutes and generates accurate assessments of cost, post-treatment contaminant levels and waste rates, eliminating the need for a pilot test, which can cost more than $100,000 and take up to six months to complete. Our engineers have designed our simulation software to optimize our manufacturing operations by providing information on cost, performance, contaminant levels, disposal waste levels, energy levels and gpm rates of each system within days of receiving water composition data.

Due to the modular design of our system, we can design, build and install our system in four to six weeks, which we believe is significantly shorter than many alternative treatment technologies, which often require years of lead time. Our engineers and manufacturing team assemble a system at our facilities and then deliver and install the system at the owner’s site. We arrange all necessary mechanical, electrical and site work required for the system installation. Once the system has been installed, the system is fully tested and commissioned for delivery of treated groundwater.

We have assembled a team of highly skilled and experienced engineers with significant water industry and groundwater treatment experience. Our engineers and management personnel have backgrounds in providing and managing water assets, process control applications, software applications, instrumentation and control systems, and civil and mechanical engineering.

Operation. Typically our system is installed adjacent to a wellhead. The system uses the well pump’s pressure to move water through the system. The minimal electrical power required to operate our system’s electronics allows our customers to use existing power facilities to operate the system. Our system requires at least one waste brine tank to be placed onsite. The brine tank is connected to a waste line that allows for a contracted waste removal company to remove the brine without entering the well site. During the course of the groundwater treatment process, we do not take ownership of the water or title to the waste generated from the treatment of water. Title to both the water rights and the waste remains with the water provider at all times during this process.

Our system is fully automatic and uses a Program Logic Controller, or PLC, that runs advanced control programs to maximize treatment system performance and reliability while also minimizing waste products. The PLC controls all process equipment and constantly monitors values from process instrumentation and analyzers as well as operator-entered commands and set points and then executes control actions based on these values. An operator interface provides the user with real time information on process performance, as well as a comprehensive trending, reporting, and historical database function. The computer interface allows both our customer’s operators and Basin Water experts to access data such as water pressure, water flow, waste production and water quality. The information allows water providers to gain a deeper understanding of their well water characteristics. Additionally, we use the water information to enhance our BasinWater-IX predictive analysis software and to monitor the system’s usage for billing purposes.

Each of the system operations can be monitored, adjusted or fine-tuned from a remote location, via a password-protected dial-up connection, which enables continual optimization in response to water quality changes. We provide each contaminant removal system with a built-in alarm system that can remotely call for service or shut-down the system in the event of an emergency. Moreover, due to our multiple-bed design, each system has built-in redundancies to allow for continued operations without volume loss in the event of a mechanical problem or routine maintenance. The control system may be configured to interface directly with a customer’s existing control or SCADA system as needed. For our nitrate treatment system, the PLC automatically shuts down the system should any water that exceeds the MCL for nitrate exit the system. Each groundwater treatment system runs automatically, and the system can be monitored remotely. The system alerts a Basin Water service technician in the event of a problem.

Our service technicians assist with the removal of waste products by either a licensed waste removal company or through the customer’s existing waste stream system. Additionally, we arrange for the delivery of operating materials, including salt and replacement resin, to the system and for the maintenance of the system. We include these costs as part of our long-term service contracts with our clients.

Additional Applications. Our system’s scalability and flexibility in addressing different chemical contaminants allow it to be considered as a solution in other industrial applications where the removal of chemical contaminants is important, including deionization and water softening. We are not actively pursuing these opportunities but may explore them if presented to us in the future.

Customers

Our customers typically include utilities, municipalities and other organizations that supply water. In addition, from time to time, we place our system with engineering firms, developers, consultants and other industrial companies. Any water provider having groundwater supplies that are contaminated by one or more targeted chemical contaminants is a potential customer of Basin Water. The first permit to be issued by DHS to one of our customers for operation of our system was issued in 2002. As of December 31, 2005, we had a total of 44 systems installed with 19 different customers, of which 23 systems are processing water and 21 systems are awaiting regulatory permits. We also have six additional systems in process.

The following customers accounted for more than 10% of our revenues in the periods indicated:

	Year Ended December 31,
	2003	2004	2005
California Water Services Company	21%	12%	*
Hi-Desert Water District	*	27%	*
Golden State Water Company	56%	12%	*
Earth Tech, Inc.	—	18%	*
Coachella Valley Water District**	—	—	34%
Del Valle Capital Corp.	—	—	14%
Arizona-American Water Company	—	*	12%
Shaw Environmental, Inc.	—	—	11%

Totals	77%	69%	71%

*	Indicates a less than 10% customer during such period.
**	We are parties to an arrangement pursuant to which Shaw provided site work, bonding and other services to Coachella Valley Water District.

Our revenues backlog includes revenues under new and existing contracts. We include revenues under new contracts in our backlog when we have an executed contract. Revenues in our backlog are realized over a multi-year period. We had a revenues backlog of $77.0 million and $35.0 million as of December 31, 2005 and 2004, respectively. We expect that $11.0 million of our backlog at December 31, 2005 will be recognized as revenues in 2006.

Competition

We believe that the groundwater treatment industry has substantial barriers to entry. The EPA has reviewed and accepted certain well-established technologies for use in drinking water applications and designated them as best available technology. Ion exchange technology has already been designated as a “best available technology” by the EPA and the DHS. In order to introduce a new technology that is not designated by the EPA or other regulatory agencies as best available technology in the treatment of groundwater for drinking water applications, the technology must first undergo rigorous testing which often takes years, in order to assure that it produces drinking water that will not harm humans under any set of conditions. In addition to this testing, state regulatory agencies may also require independent approval of any such new technology.

In addition to the barriers involved in introducing new non-best available technology into drinking water applications, water providers may be hesitant to do business with companies which are not established or have existing operations in the groundwater treatment industry. For example, in California, permits to operate water treatment systems are issued from the DHS directly to the water provider, not to the company supplying the treatment system. Water providers may be reluctant to support a new technology in obtaining its permit when other technologies have already been approved by state regulatory agencies in the past.

Furthermore, there are significant barriers to entry even for companies relying on ion exchange technology. There are a large number of established and well-capitalized companies that already implement ion exchange technology in their solutions, and many of these large companies have strong and longstanding relationships with water providers. We believe these relationships are critical in establishing credibility and in maintaining steady business. In our experience, water providers rarely change vendors for a water treatment solution once they have entered into long-term contracts. Water services providers, such as Veolia Water, indicate that they have a 97% renewal rate on their long-term municipal contracts. We have a significant number of relationships, including with some of the largest utilities in the Arid West.

In order for a new company that is using ion-exchange technology in groundwater treatment to succeed, it will need to distinguish itself from the other well-established companies in this industry. One of the most important distinguishing factors is having superior technology that provides a more cost-effective treatment solution. The operating cost of an ion-exchange unit is directly proportional to the amount of waste it produces. The lower the waste, the lower the operating costs and the more cost-effective the treatment solution. Conventional ion-exchange technologies were not viable for many treatment opportunities due to their high waste rates. We provide a water treatment solution with waste rates significantly lower than our competitors, allowing for lower operational costs.

Historically, groundwater treatment solutions required long lead times from purchase to implementation and have been complex for water providers to operate. These treatment solutions were often designed for industrial applications, which due to the general abundance of space at a large manufacturing facility, did not require systems to be contained compactly and efficiently in a small footprint. As a result, we believe competing groundwater treatment solutions have not provided for cost-effective, reliable removal of groundwater contaminants from municipal groundwater sources at the wellhead. These well locations generally are located in populated areas where there is limited space for a treatment facility. We provide a compact solution with a small footprint that operates at the wellhead.

Finally, another factor of competitiveness in our industry is the capital cost involved to implement a system. Customarily, ion-exchange system vendors would sell equipment and not provide for other methods of obtaining the system. By providing alternative methods of financing its system, a company can expand its potential customer base significantly. We allow customers to either buy the system or to enter into a long-term operating contract pursuant to which ownership is retained by us.

Our competition varies according to the contaminant being removed. With respect to arsenic removal, our primary competitors are USFilter, Severn Trent, Calgon Carbon, Layne Christensen and other consulting engineers that design and construct large central facilities. With respect to nitrate removal, our primary competitors are Calgon Carbon, USFilter, Hungerford & Terry and Rohm & Haas, which licenses technology to various companies such as Layne Christensen. With respect to perchlorate removal, our primary competitors are USFilter and Calgon Carbon.

Many of our current and potential competitors have technical and financial resources, marketing and service organizations, and market expertise significantly greater than ours. However, we believe that we compete favorably based on the strength of our technology, our significant relationships with water providers and our relationship with Shaw. Our relationship with Shaw provides us with access to its nationwide network of sales personnel and water providers with whom Shaw does business in 18 states as well as potential access to Shaw’s 19,000 employees providing us with a local entry into most U.S. markets. In addition, we believe we also compete favorably based on lower operational costs, lower waste production, range of contaminants that can be treated, compact system design, smaller footprint, shorter time to market, flexibility in financing options, operational experience, greater treatment design expertise, ease of operation and enhanced customer service.

Sales and Marketing

We market our system through a direct sales force, independent contractors and strategic partners. Members of our management team leverage their numerous business contacts to capitalize on opportunities to sell our system and services to water providers. Recent changes in MCLs, especially arsenic, are causing water providers to seek solutions such as ours to assist in their efforts to keep their groundwater supplies in compliance with regulatory standards. As a result, we periodically receive inquiries and are asked for referrals about our system. In addition, our existing client base refers our services to other water providers.

Our sales representatives currently focus on the Arid West. We have an established sales and service office at our Rancho Cucamonga facility in Southern California as well as outside Phoenix, Arizona. Some of our sales representatives work remotely and are provided marketing and technical assistance from our two offices. In addition, we recently hired a national vice president of sales who has significant experience in the water equipment industry to strengthen our sales and marketing team.

We have established a strategic sales and marketing agreement with Shaw to expand nationally in the arsenic market on the terms described in the following paragraph. We also intend to expand our United States geographic reach through other strategic relationships in the national groundwater treatment market for nitrate and perchlorate as well as to build and use our own growing direct sales force and independent contractor relationships for this effort. Our national vice president of sales and his sales team will use their expertise and contacts in the water treatment industry to develop and manage our relationships with customers and our strategic partners.

Shaw Agreement. Shaw is a national consulting, engineering, construction, remediation and environmental services company with over $3.0 billion in annual revenues and with extensive relationships with water providers across the United States. Pursuant to the Shaw agreement, we have granted Shaw the exclusive right to sell our arsenic treatment systems in the states of Idaho, Oregon, Washington, Alaska, Texas, Arkansas, Wisconsin, Minnesota, Michigan, Illinois, Pennsylvania, New Jersey, New York, Massachusetts, Maine, Vermont, New Hampshire and Connecticut. In addition to sale revenues, we will receive a portion of the recurring contract revenue on each system placed by Shaw in these states. Also, if Shaw opts not to bid on a project in these states, and we obtain the sale by bidding directly, we must pay a fee to Shaw in connection with such sale and a portion of the recurring contract revenues from such project.

The initial term of the agreement is two years, and in order to maintain exclusivity in any state, Shaw must achieve at least $2.0 million in sales in that state in the first year of the contract term. Shaw has the option to extend the term of the agreement for an additional two years after the initial term, provided that the total sales of systems under the agreement exceed $19.0 million in the year preceding termination of the agreement. The agreement may be terminated upon mutual written consent of both us and Shaw, and it also may be terminated by either party if the other party breaches the agreement or upon the occurrence of certain insolvency events. We agree to sell Shaw our systems at a discount during the term of the agreement and for one year thereafter.

We and Shaw agree to cooperate in placing our system with potential customers, including identifying placement opportunities, providing access to research and development and sales representatives, providing technical support (at cost plus a markup for overhead and profit) and providing referrals regarding queries for arsenic remediation. We also provide a warranty to Shaw regarding our system for one year from the date of installation and acceptance.

Pursuant to our binding commitment letter with Shaw, Shaw has committed to purchase a total of $5.0 million of our groundwater treatment systems prior to December 31, 2006. We have granted to Shaw a warrant to purchase 300,000 shares of our common stock at an exercise price of $7.00 per share in connection with its purchase of our groundwater treatment systems. One-fifth of the shares subject to this warrant will vest upon each $1.0 million of our groundwater treatment systems paid for by Shaw. The warrant may be exercised for five years after the date of grant. In the fourth quarter of 2005, we recognized revenues of approximately $1.6 million from Shaw’s purchase of our systems, which was offset by approximately $0.2 million attributable to the warrants that we granted to Shaw pursuant to the transaction. We expect to recognize revenues of the remaining $3.4 million pursuant to this commitment in 2006, which will also be offset by approximately $0.3 million attributable to the warrants we have granted to Shaw.

Intellectual Property

Our intellectual property is the result of many years of research and development efforts. We have pursued a broad strategy of protecting our intellectual property, including seeking patent protection, safeguarding trade secrets, registering trademarks and using non-disclosure and other contractual agreements to protect other intellectual property rights.

We have developed what we believe to be an innovative process design that significantly improves the economics of using ion exchange for groundwater treatment. As of March 31, 2006, we have two issued United States patents directed to a system and process for the removal of arsenic and one issued United States patent directed to a process for the removal of nitrate. We have received a notice of allowance for one United States patent application directed to a process for the removal of perchlorate. We also have received a notice of allowance for one European patent application directed to our BIONExchange process, a proprietary process for biologically removing and destroying perchlorate load from used ion exchange resins and alternatively from perchlorate-laden ion exchange resin regeneration brines. We expect to be issued a number of patents directed to processes and systems for the removal of other contaminants. We currently are developing technology related to the removal of chromium VI and uranium and destruction of perchlorate and reuse of ion exchange resins, for which we plan to seek patent protection.

In addition, we hold four pending United States patent applications and seven pending foreign patent applications on various aspects of our treatment processes. Our patents and patent applications as a group are related to ion exchange and the treatment of one or more of the following contaminants:

• Arsenic • Chromium VI • Fluoride • Nitrate	• Perchlorate • Selenium • Sulfate

We employ the Basin-IX software program for the operation of our system. We also use this software program for the design of our system to determine the most efficient operating parameters for our system based upon the contaminant profile of the water source being treated.

We own pending trademark applications in the United States for Basin Water®, Basin Water IX™, Arsenic and universal prohibition sign™, Chromium (with circle and bar symbol)™, Nitrate and universal prohibition sign™, Perchlorate and circle and bar™ and Uranium and circle and bar™.

As part of our business procedures, we typically enter into confidentiality and invention assignment agreements, or have confidentiality provisions in any agreements, with our employees, independent contractors and consultants, and non-disclosure agreements with our customers, partners, independent contractors and consultants.

Government Regulation

Our clients are subject to extensive environmental laws and regulations concerning emissions to the air, discharges to waterways and the generation, handling, storage, transportation, treatment and disposal of waste materials and also are subject to other federal and state laws regarding health and safety matters. Under the contracts with our clients, we assist our clients in meeting these regulations and obtaining any required permits and/or licenses in order to implement our system. These laws and regulations are evolving constantly, and it is difficult to predict the effect these laws and regulations may have on us or our clients in the future.

In the United States, many different federal, state and local laws and regulations govern the treatment and distribution of contaminated groundwater and disposal of attendant wastes. Changes in such laws and regulations could have a material adverse effect on our business. The increased interest in the treatment of contaminated groundwater due to increased media attention on the adverse health effects from contaminated drinking water may result in intervention by governmental regulatory agencies in the United States or elsewhere under existing or newly enacted legislation and in the imposition of restrictions, fees or charges on users and providers of products and services in this area. Conversely, the failure of the EPA or state regulatory agencies to act on a timely basis to set interim or permanent standards for pollutants, or to delay effective dates for standards for pollutants, grant waivers of compliance with such standards or take other discretionary actions not to enforce these standards, may decrease demand for our system and services and thus harm our business significantly.

Each groundwater treatment solution, including our contaminant treatment system, must be permitted by applicable state regulatory agencies prior to use of such systems by our customers. Typically, our customers apply for a permit from the applicable state regulatory agency to use our system, and we assist our customers in completion of the permit application process. The application process for our system is time consuming and often involves several information requests to our customers by the regulatory agencies with respect to our system.

Furthermore, we cannot predict the impact of changing drinking water standards on the approval of our technology for groundwater treatment. The MCLs for contaminants are subject to review and revision by the EPA and applicable state regulatory agencies. The MCLs may be changed to levels below that which our system can treat on a cost-effective basis, and if we are unable to design a system that removes contaminants below the designated MCL, then the state regulatory agencies will fail to approve our system. Without regulatory approval, our system could not be used by our customers, and we would be required to develop technology that meets any revised MCLs. To the extent we cannot, sales of our system will suffer.

Although our customers retain title to the brine waste generated by our system, we facilitate the removal of the waste with a licensed waste disposal service and in some cases contract directly with the waste transporter on behalf of our customer. As such, we may become subject to the provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. CERCLA, which is also known as Superfund, addresses problems created by the release or threatened release of hazardous substances (as defined in CERCLA) into the environment. CERCLA imposes strict, joint and several liability for remediation of certain disposal sites on: current owners and operators of the site, on former site owners and operators at the time of disposal, on parties who arranged for disposal or treatment or arranged for transportation for disposal or treatment of hazardous substances at the site, and on parties that transport hazardous substances to a site. Because CERCLA liability is joint and several, the costs of a CERCLA cleanup can be substantial. Because liability under CERCLA is strict, it is not premised upon the violation of any law, statute, rule or regulation but is rather based upon a party’s status as an owner, operator, transporter or arranger (as those terms are described above). Such liability can therefore be based upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of any one of the more than 700 “hazardous substances” listed by the EPA, even in small amounts.

Research and Development

Our research and development activities primarily consist of the design and evaluation of experimental ion exchange processes and groundwater treatment systems. We believe we spend a significant amount of resources on research and development as compared to many of our competitors. Through our research and development activities, we have developed an intellectual property portfolio that we believe affords us a strong technology position in our industry. We intend to continue our active research and development efforts to strengthen the position of our groundwater treatment technology through the development of new and improved processes and the filing of additional patent applications. The principal goals of our research program are maintaining our position as a technological leader in solving customers’ problems with our system, services and equipment, and developing new products and services.

As part of our research and development, we have developed a technology for biologically removing and destroying perchlorate load from used ion-exchange resins and alternatively from perchlorate-laden ion exchange resin regeneration brines. This technology combines biological and ion exchange treatment in an innovative method which has not been used in the past. We have received a notice of allowance for one European patent application directed to the BIONExchange process. Additionally, we have filed patent applications with the USPTO and in Russia, China, Japan and Canada, which are reported to have issues with perchlorate contamination of groundwater sources. We also have contracted with the East Valley Water District to install a full-scale perchlorate removal system which will utilize this technology pending permitting by DHS. Once the process receives an operating permit by DHS, we plan to market this technology more extensively within the next 12 to 18 months.

We have a sponsored research arrangement with the University of Nevada, Las Vegas, or UNLV, under which they are researching and testing certain aspects related to the regeneration of exchange resins that may be useful in the BIONExchange process. Any intellectual property developed by us under the agreement will be owned by us, any intellectual property developed by UNLV under the agreement will be owned by UNLV and intellectual property developed jointly will be jointly owned by the parties. We have an option to acquire intellectual property not solely owned by us. There were no payments to UNLV in 2004 and we paid $107,030 to UNLV in 2005.

Research and development expenses were $0.7 million, $0.3 million and $0.3 million in 2005, 2004 and 2003, respectively.

Properties

Our corporate headquarters are located in Rancho Cucamonga, California where we occupy approximately 35,000 square feet under a lease expiring on March 31, 2011 at an initial annual cost of approximately $228,000 with annual escalations. Of the 35,000 square feet under lease, approximately 5,000 square feet comprise our headquarters office space and approximately 30,000 square feet comprise our engineering and manufacturing facility. We have an option to extend the lease for an additional three years.

We also lease warehouse and office space in Pasadena, California and outside Phoenix, Arizona, respectively.

We believe that our existing facilities are adequate for our current needs through the end of the term of the lease agreement. When our lease expires, we may exercise our renewal options or seek additional or alternate space for our operations, and we believe that suitable additional or alternative space will be readily available in the future at commercially reasonable terms.

Employees

As of December 31, 2005, we employed 38 full-time and 6 part-time employees. None of our employees are represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We believe our employee relations are good.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may, however, become subject to lawsuits in the ordinary course of business.

MANAGEMENT

The following table provides information regarding our executive officers, significant employees and directors as of March 31, 2006:

Name	Age	Position(s)
Peter L. Jensen	55	President, Chief Executive Officer and Director
Thomas C. Tekulve	54	Chief Financial Officer, Treasurer, Chief Administrative Officer and Secretary
Les Devitt	54	Vice President—National Sales and Marketing
Larry Rowe	61	Vice President of Business Development
Russell C. Ball III(3)	39	Director
Victor J. Fryling(1)(3)	58	Director
Scott A. Katzmann(2)	50	Director
Keith R. Solar(1)(2)	45	Director
William D. Watt(1)(2)(3)	66	Director

(1)	Member of the Compensation Committee

(2)	Member of the Nominating and Governance Committee

(3)	Member of the Audit Committee

Executive Officers and Significant Employees

Peter L. Jensen has served as our President, Chief Executive Officer and a director since December 1999. From 1990 to 1999, Mr. Jensen served as Chairman of the Board of Directors of Western Water Company, a company engaged in the identification, development, transportation, sale and lease of water rights and water. From 1990 to 1997, he also served as President and Chief Executive Officer of Western Water Company. From 1989 to 1990, he served as Chairman of the Board of Directors of Yuba Natural Resources. From 1983 to 1990, Mr. Jensen served as a President of Yuba Natural Resources. Mr. Jensen is a registered professional engineer in California, and holds a B.S. and M.S. in chemical engineering from the Massachusetts Institute of Technology.

Thomas C. Tekulve has served as our Chief Financial Officer, Treasurer and Chief Administrative Officer since October 2004. Mr. Tekulve was appointed as our Secretary in February 2006. From January 1999 to September 2004, Mr. Tekulve served as Vice President of Finance and Treasurer of Southwest Water Company, a company engaged in the business of water production and distribution, wastewater collection and treatment, public works services and utility submetering. From 1995 to 1998, he served as Chief Financial Officer of SafeGuard Health Enterprises, a provider of dental and vision care benefit programs. From 1984 to 1994, Mr. Tekulve served in a variety of executive positions at Beckman Coulter, Inc., including as Director of International Finance. Mr. Tekulve is a certified public accountant and holds an MBA from Portland State University and a B.S. in accounting from California State University, Northridge.

Les Devitt has served as our Vice President—National Sales and Marketing since January 2006. From March 2004 to December 2005, Mr. Devitt served as Vice President of Sales & Marketing, The Americas, with GE Water and Process Technologies (formerly Ionics, Inc., a water treatment company). From 2001 to February 2004, Mr. Devitt formed a hedge fund and managed private investments, and from 1998 to 2001, Mr. Devitt served as Director of Embedded Software Sales and Marketing of BEA Systems. Prior to such time, Mr. Devitt served over ten years with Silicon Graphics, Inc. in various sales management roles. Mr. Devitt holds a B.S in Civil Engineering from Wentworth Institute of Technology.

Larry Rowe has served as our Vice President of Business Development since 2002. From 2000 to 2002, Mr. Rowe served as Manager of Water Resources of Psomas Engineering in Costa Mesa, California. From 1999 to 2000, Mr. Rowe served as the Vice President of Water Management of Western Water Company. From 1980 to 1999, he served as the General Manager of Mojave Water Agency and East Valley Water District, and from

1974 to 1979, Mr. Rowe held various responsibilities, including serving as Water Resources Engineer of the San Bernardino Valley Municipal District. Mr. Rowe is a registered professional engineer in California, and holds a B.S. in civil engineering from California State Polytechnic University.

Board of Directors

Russell C. Ball III has served as a director since February 2006. Since 1993, Mr. Ball has served as the Chief Executive Officer of Wind River Holdings, L.P., which is a privately owned company providing management services to the interests of the Ball Family Trusts. These interests include several operating companies and various real estate interests. Mr. Ball currently serves as a director for United America Indemnity, Ltd. as well as for various private companies affiliated with Wind River Holdings. Mr. Ball received a B.A. in economics from Harvard University and an MBA from Pennsylvania State University.

Victor J. Fryling has served as a director since April 2003. Since December 2000, Mr. Fryling has served as a consultant and principal of Integrum Energy Ventures LLC, a management consulting firm. From 1990 to 2000, Mr. Fryling served as a director of CMS Energy Corporation, a provider of natural gas and electricity service. At CMS Energy Corporation, Mr. Fryling also served as its President from 1990 to 2000 and as its Chief Financial Officer and Chief Operating Officer from 1996 to 2000. Mr. Fryling currently serves on the Board of Directors of Renewable Energy Systems Americas. Mr. Fryling received his B.A. in accounting and finance from Wayne State University.

Scott A. Katzmann has served as a director since August 2001. Since 1993, he has served as Managing Director at Paramount BioCapital, Inc., an investment banking firm. Prior to joining Paramount, from 1982 to 1993, Mr. Katzmann was at Credit Suisse First Boston where he specialized in the placement of a wide variety of private equity-oriented securities. From 1997 to 1999, Mr. Katzmann served as a director of Western Water Company. Mr. Katzmann received his B.A. in economics from Tulane University and an MBA in finance from the Wharton School at the University of Pennsylvania.

Keith R. Solar has served as a director since February 2000 and our Secretary from November 2002 until January 2006. Since February 2000, he has been a partner at the law firm of Alhadeff & Solar, LLP. From 1991 to 2000, he was a partner at the law firm of Alhadeff Cannon Rose Solar & Parks, LLP. Mr. Solar received his A.B. in journalism from Indiana University and his J.D. from the University of the Pacific, McGeorge School of Law.

William D. Watt has served as a director since August 2001. Since 1995, Mr. Watt has served as a principal and a director of SCCOT Financial Group Incorporated, an investment advisory firm. From 1996 to 1999, Mr. Watt served as a director of Western Water Company. Mr. Watt was employed by Lazard Freres & Co. from 1973 to 1995 where he was a General Partner. Prior to joining Lazard Freres, Mr. Watt was a Vice President at Blyth Eastman Dillon & Co. from 1971 to 1973. Throughout his investment banking career, Mr. Watt has specialized in raising capital for, and providing advice to, water, electric and gas utilities. Mr. Watt received his B.S. in business from the University of Connecticut and an MBA in finance from New York University.

Board Composition

Our board of directors currently consists of six members—Messrs. Ball, Fryling, Jensen, Katzmann, Solar and Watt. Our directors, other than Mr. Jensen, are not, and have never been, employees of our company or our subsidiary. Each of Messrs. Ball, Fryling, Solar and Watt are “independent directors,” as defined by the Nasdaq listing standards.

Effective upon the completion of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2007;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2009.

Upon the completion of this offering, Class I will consist of Mr. Jensen and Mr. Watt, Class II will consist of Mr. Fryling and Mr. Ball, and Class III will consist of Mr. Katzmann and Mr. Solar. At each annual meeting of our stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of our board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Pursuant to the subordinated notes purchase agreement, the purchasers of the XACP notes have the right to designate one of the members of our board of directors. Mr. Ball is the designee of the purchasers of the XACP notes. We have the obligation to take all such actions to cause the election of the purchasers’ designee until the XACP notes are repaid in full. We intend to use a portion of the net proceeds of this offering to repay the XACP notes in full, which will terminate the purchasers’ right to designate a member of our board of directors. After completion of this offering, Mr. Ball will continue to serve as a member of our board of directors until the annual meeting of stockholders to be held in 2008 and until his successor is duly elected and qualified or until his resignation from our board of directors.

Committees of our Board of Directors

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee, each of which has the composition and responsibilities described below as of the completion of this offering:

Audit Committee

Our audit committee’s main functions will be to oversee our accounting and financial reporting processes, internal control systems, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities will include the following:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	reviewing and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, adequacy, implementation and effectiveness of our internal controls established for finance, accounting, legal compliance and ethics;

•	reviewing the design, adequacy, implementation and effectiveness of our critical accounting and financial policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements of accounting matters;

•	reviewing with management and our independent registered public accounting firm the results of our annual and quarterly financial statements;

•	reviewing with management and our independent registered public accounting firm any earnings announcements or other public announcements concerning our operating results;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions.

Our audit committee is comprised of Mr. Ball, Mr. Fryling, and Mr. Watt, each of whom is a non-employee member of our board of directors. Mr. Fryling is the chairman of the audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Nasdaq listing standards. Our board of directors has determined that Mr. Watt does not meet the requirements for independence under Section 10A-3 of the Exchange Act. We intend to replace Mr. Watt on our audit committee with an additional director who will meet the requirements for independence under Section 10A-3 of the Exchange Act within the timeframe required by the SEC rules and Nasdaq listing standards. Our board of directors has also determined that Mr. Fryling is the “audit committee financial expert” as defined under SEC rules and regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. We intend to comply with future requirements regarding our audit committee to the extent they become applicable to us.

Compensation Committee

Our compensation committee’s primary functions will be to monitor and assist our board of directors in determining compensation for our senior management, directors and employees. This committee’s responsibilities will include the following:

•	setting performance goals for our officers and reviewing their performance against these goals;

•	reviewing and recommending compensation and benefit plans for our officers and compensation policies for our board of directors and members of our board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	independently assessing external market information on industry compensation practices; and

•	preparing the report that the SEC requires in our annual proxy statement.

Our compensation committee is comprised of Mr. Fryling, Mr. Solar and Mr. Watt, each of whom is a non-employee member of our board of directors. Mr. Solar is the chairman of the compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the SEC and Nasdaq listing standards. We intend to comply with future requirements regarding our compensation committee to the extent they become applicable to us.

Nominating and Governance Committee

The primary purpose of our nominating and governance committee will be to assist our board of directors by identifying individuals qualified to become directors consistent with criteria established by our board of directors. The responsibilities of this committee will include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to committees of our board of directors;

•	administering a policy for considering nominees for election to our board of directors;

•	overseeing our directors’ performance and self-evaluation process;

•	developing continuing education programs for our board of directors;

•	reviewing our corporate governance principles and providing recommendations to our board of directors regarding possible changes; and

•	reviewing and monitoring compliance with our code of conduct and ethics and our insider trading policy.

Our nominating and governance committee is comprised of Mr. Katzmann, Mr. Solar and Mr. Watt, each of whom is a non-employee member of our board of directors. Mr. Watt is the chairman of the nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee other than Mr. Katzmann meets the requirements for independence under the current requirements of the SEC and Nasdaq listing standards. We intend to replace Mr. Katzmann on our nominating and governance committee with an additional director who will meet the requirements for independence under the current requirements of the SEC rules and Nasdaq listing standards. We intend to comply with future requirements regarding our nominating and governance committee to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our executive officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our entire board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

We have not historically compensated our directors in cash for their services as members of our board of directors. Following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $15,000 for each non-employee director, plus a fee of $1,000 for attendance at each board meeting, or $500 for telephonic participation at each board meeting, and $1,000 for attendance at each committee meeting, or $500 for telephonic participation at each committee meeting. We will pay additional cash compensation to the chairman of the audit committee of $3,600 per year and to the chairman of the other committees of our board of directors of $3,000 per year. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Directors working on special projects that are approved by our board of directors will be paid $1,000 per day for such services. In addition, our board of directors have implemented a cap on the amount of compensation which can be received by a director in one year for retainer fees and regularly scheduled meetings of our board of directors and committees of our board of directors. A director may not receive more than $50,000 of such compensation in any year.

Additionally, our directors are eligible to receive and have received stock options under our 2001 option plan. See “Certain Relationships and Related Party Transactions” for details regarding option grants to our directors since January 1, 2003 as well as other transactions pursuant to which certain directors or organizations affiliated with them received compensation for services rendered to us.

On the date of each annual meeting of our stockholders following this offering, each non-employee director will be eligible to receive an option to purchase 10,000 shares of common stock. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant.

The options granted to non-employee directors on the date of each annual meeting of our stockholders above will vest as to one-half on the first anniversary of the date of grant and one-half on the second anniversary of the date of the grant, subject to the director’s continuing service on our board of directors on those dates. In the event of a change of control, these options granted to non-employee directors will immediately vest in full and become exercisable as of the date of consummation of such event. The term of each option granted to a non-employee director shall be 10 years. The terms of these options are described in more detail under “Employee Benefit Plans.”

Executive Compensation

The following table sets forth information regarding the compensation that we paid to our Chief Executive Officer and to our other most highly compensated executive officer during 2005. We refer to these officers in this prospectus as the “named executive officers.” There are no executive officers for 2005 other than those set forth below.

Summary Compensation Table

					Long-Term Compensation
	Annual Compensation				Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)		Securities Underlying Options (#)	All Other Compensation ($)
Peter L. Jensen President and Chief Executive Officer	2005	$120,350	$25,000	(a)	—	$17,040	(b)
Thomas C. Tekulve Chief Financial Officer, Treasurer, Chief Administrative Officer and Secretary	2005	125,000	—		110,000	—

(a)	Represents sales commissions earned under a sales commission plan offered to management and internal sales personnel.

(b)	Represents company vehicle use and office lease payments to executive.

Option Grants in Last Fiscal Year

The following table sets forth information regarding grants of stock options to each of the named executive officers during 2005. All options included on the table have an exercise price equal to no less than the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Potential realizable value is based upon an assumed initial public offering price of our common stock of $11.00 per share, the midpoint of the range set forth on the cover page of this prospectus. Potential realizable values are net of exercise prices, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC based on the assumed initial offering price of $11.00, the midpoint of the range set forth on the cover page of this prospectus, and do not represent our estimate or projection of our future stock price. We cannot assure you that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and overall stock market conditions.

The percentage of total options granted to our employees in 2005 is based on options to purchase an aggregate of 441,000 shares of common stock granted under our equity incentive plans to our employees in 2005.

Individual Grants

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in the Year Ended December 31, 2005	Exercise Price per share ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Peter L. Jensen	—	—	—	—	—	—
Thomas C. Tekulve	60,000	13.6	5.00	6/28/15	$749,478	$1,334,064
	50,000	11.3	5.00	12/20/15	$644,475	$1,172,240

Option Exercises in 2005 and Option Values as of December 31, 2005

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2005 by each of the named executive officers. The value realized and the value of unexercised in-the-money options as of December 31, 2005, is calculated based on the assumed initial public offering price of $11.00 per share of our common stock, the midpoint of the range set forth on the cover page of this prospectus, less the per share exercise price multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the options. All options, other than those options granted to Mr. Tekulve in September 2004 to purchase 110,000 shares of our common stock, were granted under our 2001 option plan.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options as of December 31, 2005		Value of Unexercised In-the-Money Options as of December 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Peter L. Jensen	—	—	90,000	—	$907,200	$—
Thomas C. Tekulve	—	—	36,667	183,333	$256,669	$1,173,331

Employment Agreements

Existing Agreements

We have entered into the following agreements relating to the employment of our named executive officers.

We entered into an employment agreement with Peter L. Jensen, our Chief Executive Officer and President on October 1, 2005. Under the terms of this agreement, Mr. Jensen receives a base annual salary of $125,000. He is also eligible for an annual bonus based on the Company’s attainment of certain performance and profitability objectives as determined and approved by our board of directors. The employment agreement’s term ends on October 1, 2007, subject to automatic one year extensions unless either party provides the other with written notice 60 days prior to the end of the term. In the event Mr. Jensen’s employment is terminated due to his death or disability, or if we terminate Mr. Jensen for cause, he or his estate, as applicable, is entitled to receive any earned but unpaid amounts of his salary. The employment agreement also contains customary non-competition and non-solicitation covenants on the part of Mr. Jensen. The terms of the employment agreement also prohibits Mr. Jensen from disclosing our confidential information and require Mr. Jensen to return all of our confidential information to us upon the expiration or termination of his employment with us.

We entered into an employment agreement with Thomas C. Tekulve, our Chief Financial Officer on August 27, 2004, which was amended on January 31, 2005 and June 27, 2005. Under the terms of this agreement,

Mr. Tekulve receives a base annual salary of $125,000. Pursuant to the original terms of his employment agreement, Mr. Tekulve was also eligible for either a bonus payment of $30,000 if, during the term of his employment, we successfully completed a private placement of equity securities of at least $5.0 million, or a bonus payment of $50,000 upon completion of this offering. However, under the terms of the second amendment, Mr. Tekulve has instead agreed to accept options to purchase 60,000 shares of our common stock at an exercise price of $5.00 per share in lieu of any such future bonus payment. All of Mr. Tekulve’s options will be subject to accelerated vesting such that all of his options will become fully vested upon completion of this offering. The employment agreement’s term ends on August 27, 2007. In the event Mr. Tekulve’s employment is terminated due to his death or disability, or if we terminate Mr. Tekulve for cause, he or his estate, as applicable, is entitled to receive any earned but unpaid amounts of his salary. The employment agreement also contains customary non-competition and non-solicitation covenants on the part of Mr. Tekulve. The terms of the employment agreement also prohibit Mr. Tekulve from disclosing our confidential information and require Mr. Tekulve to return all of our confidential information to us upon the expiration or termination of his employment with us.

In the event of a merger or consolidation in which we are not the surviving corporation, if we sell all or substantially all of our assets or stock, or in the event of another change of control of the company, all options granted to Mr. Jensen and to Mr. Tekulve will vest in full immediately and become exercisable.

For purposes of the employment agreements with Mr. Jensen and Mr. Tekulve, “cause” means, generally, the employee’s falsification of accounts, embezzlement or material dishonesty with respect to our company, conviction or plea of no contest to a felony or other crime involving moral turpitude, a material breach of the employment agreement (with cure periods for some defaults), failure to perform satisfactorily a material and substantial portion of the employee’s duties which continues for 30 days after notice is given, gross or willful misconduct that continues for 10 days after notice is given, or change in the company’s circumstances such that it would not be economically feasible to retain the employee.

Agreements Effective Upon Completion of Offering

We intend to enter into new employment agreements with our executive officers, who are Peter L. Jensen, our President and Chief Executive Officer, and Thomas C. Tekulve, our Chief Financial Officer, Treasurer, Chief Administrative Officer and Secretary. These employment agreements are conditioned on the consummation of this offering and will supersede the employment agreements currently in effect with each of the executive officers.

Pursuant to the employment agreements, each executive is required to devote substantially all of his productive time and efforts to our business and affairs. Mr. Jensen’s initial annual base salary is $168,750 and Mr. Tekulve’s initial annual base salary is $151,250. The employment agreements also provide that Mr. Jensen will receive a restricted stock grant of 8,125 shares of common stock, and Mr. Tekulve will receive a restricted stock grant of 4,875 shares of common stock. Such grants will be subject to standard 3-year vesting periods subject to acceleration upon the occurrence of certain events. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews by the compensation committee. Each of the executives is eligible to participate in any management incentive compensation plan adopted by us or such other bonus plan as our board of directors may approve for senior executives. Each of the executives is an at-will employee. Each employment agreement has a three year term.

The employment agreements also provide each executive with certain severance benefits in the event his employment is terminated by us other than for cause or if the executive resigns with good reason. Specifically, in the event of such a termination or resignation, the executives will receive 12 months’ base salary payable in a lump sum, an amount equal to the greater of the executive’s bonus for the year prior to the date of termination or the executive’s target bonus for the year in which the date of termination occurs payable in a lump sum as soon as practicable, 12 months healthcare benefits continuation at our expense, plus $15,000 towards outplacement services. In the event of an executive’s termination by us other than for cause or resignation for good reason within 24 months following a change of control of the company, the executives will receive the foregoing severance benefits; however, the base salary component will be equal to the executive’s base salary for a period equal to the greater of (i) 12 months or (ii) the remaining term of the employment agreement. In addition, upon an executive’s termination without cause or resignation for good reason, all of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the date of termination.

The employment agreements also provide that, in connection with a change of control of the company, 100% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately become vested.

The employment agreements also contain customary non-competition and non-solicitation covenants on the part of the executives. The terms of the employment agreements also prohibit the executives from disclosing our confidential information and require the executives to return all of our confidential information to us upon the expiration or termination of employment.

Mr. Tekulve’s agreement provides that, to the extent we form and capitalize a subsidiary related to the BIONExchange process, we will grant him an option to purchase approximately 1.5% of the shares of such subsidiary.

Stock Options

Pursuant to an agreement with Mr. Tekulve, all of his outstanding stock options will vest immediately upon completion of this offering.

In the event of (i) a change of control, (ii) a merger or consolidation in which we are not the surviving corporation or (iii) the sale of all or substantially all of our assets or stock, all stock options granted under our 2001 option plan will immediately vest and become exercisable as of the date of the consummation of such event.

Employee Benefit Plans

2006 Equity Incentive Award Plan

We intend to adopt a 2006 Equity Incentive Award Plan, or the 2006 award plan, that will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act. The principal purposes of the 2006 award plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries. We believe that grants of options, restricted stock and other awards will stimulate their personal and active interest in our development and financial success, and induce them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the 2006 award plan permits us to grant options to our directors.

Under the 2006 award plan, 2,500,000 shares of our common stock (or the equivalent in other equity securities) will be reserved initially for issuance upon exercise of options, stock appreciation rights, or SARs, and other awards, or upon vesting of restricted stock awards or restricted stock units.

In addition, the 2006 award plan contains an evergreen provision that allows for an annual increase in the number of shares available for issuance under the plan on January 1 of each year during the ten-year term of the 2006 award plan, beginning on January 1, 2007. Under this evergreen provision, the annual increase in the number of shares shall be equal to the least of:

•	5.0% of our outstanding capital stock on the first day of the relevant fiscal year;

•	1,000,000 shares; and

•	an amount determined by our board of directors.

In no event shall the number of shares of our common stock that may be issued or transferred pursuant to awards under the 2006 award plan exceed an aggregate of 12,500,000 shares.

No individual may be granted awards under the 2006 award plan representing more than 2,000,000 shares in any calendar year.

The principal features of the 2006 award plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2006 award plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors will administer the 2006 award plan. To administer the 2006 award plan, our compensation committee must consist of at least two members of our board of directors, each of whom is an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, a non-employee director for purposes of Rule 16b-3 under the Exchange Act, and an independent director under the Nasdaq listing standards.

Subject to the terms and conditions of the 2006 award plan, our compensation committee has the authority to select the persons (except for non-employee directors) to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2006 award plan. Our compensation committee also is authorized to adopt, amend or rescind rules relating to administration of the 2006 award plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2006 award plan. Our entire board of directors will administer the 2006 award plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and other awards under the 2006 award plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards also may be granted to our directors and consultants. Only employees may be granted incentive stock options, or ISOs.

Awards. The 2006 award plan provides that our compensation committee (or our board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or our board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee (or our board of directors, in the case of awards to non-employee directors).

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Incentive Stock Options will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2006 award plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until such restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other award, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2006 award plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee (or our board of directors, in the case of awards to non-employee directors) in the SAR agreements. Our compensation committee (or our board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee (or our board of directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards also may include bonuses that may be granted by our compensation committee (or our board of directors, in the case of awards to nonemployee directors) on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by our compensation committee (or our board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

Corporate Transactions. In the event of a change of control where the acquirer does not assume or replace awards granted under the 2006 award plan, awards issued under the 2006 award plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable.

In addition, our compensation committee may make appropriate adjustments to awards under the Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. Under the 2006 award plan, a change of control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	the replacement of two-thirds of the incumbent members of our board of directors with new directors whose nominations have not been approved by an affirmative vote of the incumbent members or their nominees during any two-year period;

•	a merger or consolidation in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	our liquidation or dissolution.

Securities Laws and Federal Income Taxes. The 2006 award plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The 2006 award plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2006 award plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code sets forth certain new requirements for non-qualified deferred compensation arrangements. Some types of awards under the 2006 award plan are subject to the requirements of Section 409A, in form and in operation. For example, the following types of awards will be subject to Section 409A: restricted stock unit awards and other awards that provide for deferrals of compensation. If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxable on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2006 award plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2006 award plan.

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Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2006 award plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2006 award plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2006 award plan;

•	the issuance of all employer stock and other compensation that has been allocated under the 2006 award plan; or

•	the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

After the transition date, rights or awards granted under the 2006 award plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2006 award plan in such a manner that, after the transition date the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2001 Stock Option Plan

We initially adopted our 2001 option plan in August 2001. As amended to date, we have reserved a total of 2,100,000 shares of our common stock for issuance under our 2001 option plan. As of December 31, 2005, options to purchase a total of 180,000 shares of our common stock had been exercised, options to purchase 1,019,083 shares of our common stock were outstanding under our 2001 option plan and options to purchase 900,917 shares of our common stock remained available for grant. As of December 31, 2005, the outstanding options were exercisable at a weighted average exercise price of $2.99 per share.

The principal features of our 2001 option plan are summarized below, but the summary is qualified in its entirety by reference to our 2001 option plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

No Further Grants. After the effective date of the 2006 award plan, no additional awards will be granted under our 2001 option plan.

Administration. Our board of directors has administered our 2001 option plan prior to this offering. Upon completion of this offering, our 2001 option plan will be administered by our compensation committee, which will be constituted as described above. Subject to the terms and conditions of our 2001 option plan, our board of directors (or, following completion of this offering, our compensation committee) has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of our 2001 option plan. Our board of directors (or, following completion of this offering, our compensation committee) also is authorized to adopt, amend or rescind rules relating to administration of our 2001 option plan. Our board of directors at any time may abolish the compensation committee and revest in itself the authority to administer our 2001 option plan.

Eligibility. Options under our 2001 option plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of any of our subsidiary corporations. Such awards may also be granted to our directors. Only employees may be granted ISOs.

Awards. Our 2001 option plan provides that our board of directors may grant or issue stock options. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which may be no less than 100% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our board of directors (or, following completion of this offering, our compensation committee)) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our board of directors (or, following completion of this offering, our compensation committee). Under our 2001 option plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, our 2001 option plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may be granted only to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be modified subsequently to disqualify them from treatment as ISOs. Under our 2001 option plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2001 stock option plan, as amended and restated, provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

Corporate Transactions. In the event of (i) a change of control, (ii) a merger or consolidation in which we are not the surviving corporation, or (iii) the sale of all or substantially all of our assets or stock, all NQSOs and ISOs awarded under our 2001 option plan will vest immediately and become exercisable as of the date of the consummation of such event.

Securities Laws and Federal Income Taxes. Our 2001 option plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2006 award plan.

Additional Option Grants

From September 2004 through February 2005 we granted to certain employees options to purchase an aggregate of 190,000 shares of our common stock at an exercise price of $4.00 per share outside our 2001 option plan. These awards are governed by individual written option agreements.

2006 Employee Stock Purchase Plan

We intend to adopt our 2006 employee stock purchase plan, or 2006 purchase plan, which we will submit to our stockholders for approval prior to the completion of this offering. Our board of directors will determine when the plan will become effective. The 2006 purchase plan is designed to allow our eligible employees to purchase shares of common stock with their accumulated payroll deductions.

We will reserve initially a total of 500,000 shares of our common stock for issuance under the 2006 purchase plan. The 2006 purchase plan provides for an annual increase to the shares of common stock reserved under the 2006 purchase plan on each January 1 during the 10-year term of the 2006 purchase plan, beginning on January 1, 2007, equal to the least of:

•	1.0% of our outstanding shares on the applicable January 1;

•	250,000 shares; or

•	A lesser amount determined by our board of directors.

Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be determined by the administrator of the 2006 purchase plan and will not be less than 85% of the market value per share on the first day of the offering period or the purchase date, whichever is lower.

The 2006 purchase plan will terminate no later than the 10th anniversary of the 2006 purchase plan’s initial adoption by our board of directors.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 102 of the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and bylaws, that will be effective upon completion of this offering, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws will provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

In connection with this offering, we intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally will require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct. These indemnification agreements also generally will require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which any of them is seeking indemnification from us, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have in place a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. We intend to obtain a renewed policy of directors’ and officers’ liability insurance that will be effective upon completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2003, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders. We believe that the terms obtained or consideration paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. It is our intention to ensure that all future transactions between us and our directors, officers, holders of more than 5% of our common stock or any members of their immediate families and their affiliates are approved by a majority of our board of directors, including a majority of the disinterested directors, and are on terms no less favorable to us than those that we may obtain from unaffiliated third parties. The information set forth in this section assumes conversion of all outstanding shares of preferred stock into shares of common stock.

Preferred Stock Issuances

We have 627,500 shares of Series A preferred stock outstanding that were issued at a per share price of $4.00 for an aggregate consideration of $2,510,000. From January 1, 2003 through the date of this prospectus, we issued in private placements an aggregate of 1,250,875 shares of Series B preferred stock at a per share price of $4.00 for an aggregate consideration of $5,003,500. The price for the Series A and Series B preferred stock was based on the good faith determination of our board of directors of the fair market value of such stock, reflecting a variety of factors such as the stage of our development and general market conditions at the time of each financing.

The following table sets forth the aggregate number of shares of our preferred stock and warrants to purchase shares of our preferred stock acquired by the listed directors, executive officers or holders of more than 5% of our common stock, or their affiliates:

Investor	Shares of Series A Preferred Stock	Shares Subject to Series A Warrants		Shares of Series B Preferred Stock	Shares Subject to Series B Warrants
Victor J. Fryling(1)	—	—		185,000	—
William D. Watt(2)	18,750	31,375	(3)	6,250	39,244	(3)
Scott A. Katzmann	—	11,138	(3)	—	15,462	(3)
Lindsay A. Rosenwald, M.D.	—	12,550	(3)	—	15,697	(3)

(1)	Includes 45,000 shares of Series B preferred stock held by Mr. Fryling’s brother.

(2)	Includes 6,250 shares of Series B preferred stock held by Mr. Watt’s wife and 6,250 shares of Series A preferred Stock held in a trust for the benefit of Mr. Watt’s son.

(3)	These warrants have an exercise price of $4.40 per share. These warrants were issued in connection with investment advisory services provided by SCCOT Financial Group, Inc. (in the case of Mr. Watt) and Paramount Biocapital, Inc. (in the cases of Mr. Katzmann and Dr. Rosenwald). The warrants granted to Mr. Watt, Mr. Katzmann and Dr. Rosenwald had an aggregate fair value of approximately $54,000, $21,000 and $22,000, respectively.

The terms of our certificate of incorporation provide that the outstanding shares of our Series A preferred stock and Series B preferred stock will automatically convert into shares of our common stock upon completion of this offering.

Common Stock Issuances

From January 1, 2003 through the date of this prospectus, we issued in private placements an aggregate of 717,000 shares of our common stock at a per share price of $5.00 for an aggregate consideration of $3,585,000. The price for the common stock was based on the good faith determination of our board of directors of the fair market value of such stock, reflecting a variety of factors such as the stage of our development and general market conditions at the time of such financing.

The following table sets forth the aggregate number of shares of common stock acquired by the listed directors, executive officers or holders of more than 5% of our common stock, or their affiliates:

Investor	Shares of Common Stock
Peter L. Jensen(1)	2,777,857
Scott A. Katzmann(2)	839,954
Lindsay A. Rosenwald, M.D.(3)	749,954
William D. Watt(4)	609,969
Keith R. Solar(5)	218,259

(1)	Includes 1,320,000 shares held in a voting trust for the benefit of Mr. Jensen’s wife for which Mr. Jensen serves as trustee. These shares were issued in 2000 in consideration of services rendered and expenses paid by Mr. Jensen on behalf of the company shortly after our incorporation. The aggregate consideration for these shares was approximately $53,000.

(2)	Between 2000 and 2003, Mr. Katzmann paid an aggregate of approximately $200,000 in cash for these shares, which include 90,000 shares of common stock issued pursuant to option agreements.

(3)	Between 2000 and 2001, Dr. Rosenwald paid an aggregate of approximately $125,000 in cash for these shares.

(4)	Between 2000 and 2003, Mr. Watt paid an aggregate of approximately $175,000 in cash for these shares, which include 90,000 shares of common stock issued pursuant to option agreements.

(5)	These shares were issued to Mr. Solar’s law firm between 2000 and 2002 as consideration for legal services rendered to us in connection with our incorporation and organization and day-to-day business operations. The shares were subsequently distributed to Mr. Solar. The aggregate consideration for these shares was approximately $42,000.

BWCA Loan

Pursuant to the BWCA loan, we owe BWCA I, LLC indebtedness of $4.0 million. We intend to use $4.2 million of the net proceeds of this offering to repay our outstanding indebtedness under the BWCA loan, including a prepayment penalty of $0.2 million. In addition, in connection with the consent granted by BWCA I, LLC with respect to our issuance of the Aqua note, we issued to BWCA I, LLC in February 2006 a warrant to purchase 50,000 shares of our common stock at an exercise price of $8.00 per share. This warrant may be exercised for five years after the date of the grant.

Subordinated Notes and Warrants Transaction

Mr. Ball is Chief Executive Officer of Wind River Holdings, L.P., which manages trusts that indirectly own a 3.3% partnership interest in The Co-Investment 2000 Fund, L.P., through a one-third ownership interest of the limited partnership interests of Co-Invest Management L.P., which is the general partner of The Co-Investment 2000 Fund, L.P. The Co-Investment 2000 Fund, L.P. acquired $2.25 million of the XACP notes and warrants to purchase 337,500 shares of our common stock at an exercise price of $5.50 per share and 112,500 shares of common stock at an exercise price of $7.00 per share. The XACP notes bear interest at an annual rate of 7.0%

and will be due and payable on the earlier of an underwritten public offering of our common stock resulting in gross proceeds to us of at least $15.0 million and October 14, 2008. So long as we have not closed an underwritten public offering of our common stock resulting in gross proceeds of at least $15.0 million and there is no event of default under the purchase agreement relating to the XACP notes, we may, at our option, extend the maturity of the XACP notes to September 1, 2010. We intend to, and are required under the terms of the XACP notes to, repay all of our indebtedness outstanding under the XACP notes with a portion of the net proceeds of this offering. We have entered into a registration rights agreement with The Co-Investment 2000 Fund, L.P., pursuant to which this fund has registration rights with respect to the common stock issuable upon exercise of their warrants. See “Description of Capital Stock—Registration Rights” for additional information.

Pursuant to the subordinated notes purchase agreement, the purchasers of the XACP notes have the right to designate one of the members of our board of directors. Mr. Ball is the designee of the purchasers of the XACP notes. We have the obligation to take all such actions to cause the election of the purchasers’ designee until the XACP notes are repaid in full. We intend to use a portion of the net proceeds of this offering to repay the XACP notes in full, which will terminate the purchasers’ right to designate a member of our board of directors. After completion of this offering, Mr. Ball will continue to serve as a member of our board of directors until the annual meeting of stockholders to be held in 2008 and until his successor is duly elected and qualified.

Option Grants

From January 1, 2003 through the date of the prospectus, we have granted options to purchase an aggregate of 919,333 shares of common stock to our current directors, executive officers and other employees, with exercise prices ranging from $4.00 to $9.00 per share.

We have granted the following options to certain non-employee directors:

•	In September 2003, we granted Mr. Fryling an option to purchase 28,333 shares of our common stock at an exercise price of $4.00 per share, which vested completely on September 1, 2004.

•	In September 2003, we granted Mr. Katzmann an option to purchase 20,000 shares of our common stock at an exercise price of $4.00 per share, which vested completely on September 1, 2004.

•	In September 2003, we granted Mr. Solar an option to purchase 20,000 shares of our common stock at an exercise price of $4.00 per share, which vested completely on September 1, 2004.

•	In September 2003, we granted Mr. Watt an option to purchase 20,000 shares of our common stock at an exercise price of $4.00 per share, which vested completely on September 1, 2004.

•	In April 2005, we granted Mr. Fryling an option to purchase 20,000 shares of our common stock at an exercise price of $5.00 per share, which vested completely on January 27, 2006.

•	In April 2005, we granted Mr. Katzmann an option to purchase 20,000 shares of our common stock at an exercise price of $5.00 per share, which vested completely on January 27, 2006.

•	In April 2005, we granted Mr. Solar an option to purchase 20,000 shares of our common stock at an exercise price of $5.00 per share, which vested completely on January 27, 2006.

•	In April 2005, we granted Mr. Watt an option to purchase 20,000 shares of our common stock at an exercise price of $5.00 per share, which vested completely on January 27, 2006.

We have granted the following options to our executive officers:

•	In September 2004, we granted Mr. Tekulve, our chief financial officer, an option to purchase 110,000 shares of our common stock at an exercise price of $4.00 per share, as to which one-third of the shares vested on the first anniversary of the grant date, and one-third of the remaining shares shall vest on each of the second and third anniversaries of the grant date.

•	In June 2005, we granted Mr. Tekulve an option to purchase 60,000 shares of our common stock at an exercise price of $5.00 per share, as to which one-third of the shares shall vest on each of the first, second and third anniversaries of the grant date. Mr. Tekulve accepted these options in lieu of a cash bonus payment owed to him.

•	In December 2005, we granted Mr. Tekulve an option to purchase 50,000 shares of our common stock at an exercise price of $5.00 per share, as to which one-third of the shares shall vest on each of the first, second and third anniversaries of the grant date.

All of the options granted to Mr. Tekulve described above will become fully vested and immediately exercisable upon completion of this offering.

Registration Rights

We have provided registration rights to holders of our preferred stock and certain holders of warrants to purchase shares of our preferred stock and common stock that provide for certain rights relating to registration of their shares of common stock issuable upon conversion of their preferred stock or exercise of their warrants. These rights will continue following the completion of this offering, and all of these rights will terminate three years following the completion of this offering, or for any particular holder with registration rights, at such earlier time following this offering when all securities held by that stockholder entitled to registration rights may be sold pursuant to Rule 144 of the Securities Act in any three-month period. Holders of our preferred stock and warrants to purchase shares of our preferred stock and common stock, including the directors and 5% stockholders listed in the table under “Principal Stockholders,” are entitled to these registration rights. The purchasers of the XACP notes have all waived their registration rights in connection with this offering. See “Description of Capital Stock—Registration Rights” for additional information.

In addition, BWCA I, LLC has certain registration rights set forth in its warrants to purchase shares of our common stock. Under the terms of these warrants, if we propose to register any of our securities under the Securities Act, BWCA I, LLC is entitled to notice of such registration and is entitled to include the shares issuable upon exercise of the warrants in our registration. BWCA I, LLC has waived these registration rights in connection with this offering.

Employment Agreements

We have entered into employment agreements with Peter L. Jensen, our President and Chief Executive Officer, and Thomas C. Tekulve, our Chief Financial Officer. See “Management—Employment Agreements” for further information.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

Our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporate Law. A description of these provisions is contained under the heading “Description of Capital Stock—Limitations of Liability and Indemnification Matters.” In addition, in connection with this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements generally will require us to indemnify these individuals to the fullest extent permitted by Delaware law. Furthermore, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Legal Services

We paid legal fees in the amount of approximately $97,000, $66,000 and $154,000 in the years ended December 31, 2003, 2004 and 2005, respectively, to Alhadeff & Solar LLP, a law firm whose partner, Keith Solar, is one of our directors.

Investment Advisory Services

We paid commissions and related expenses to Paramount BioCapital, Inc. (formerly Paramount Capital, Inc.), an investment banking firm of which one of our directors, Mr. Katzmann, is a managing director, and to SCCOT Financial Group, Inc., an investment advisory firm of which one of our directors, Mr. Watt, is a principal, for services rendered in connection with our private placement offerings of Series A preferred stock and Series B preferred stock and the consummation of the BWCA loan. Payments to Paramount BioCapital, Inc. during the years ended December 31, 2003 and 2004, respectively, were approximately $92,000 and $33,000. Payments to SCCOT Financial Group, Inc. during the years ended December 31, 2003 and 2004, respectively, were approximately $89,000 and $33,000. We made no payments to Paramount BioCapital, Inc. or SCCOT Financial Group, Inc. during the year ended December 31, 2005.

In addition, in connection with the services rendered by Paramount BioCapital, Inc. and SCCOT Financial Group, Inc., Mr. Katzmann was granted warrants to purchase 11,138 shares of our Series A preferred stock at an exercise price of $4.40 per share and 15,462 shares of our Series B preferred stock at an exercise price of $4.40 per share, and Mr. Watt was issued warrants to purchase 31,375 shares of our Series A preferred stock at an exercise price of $4.40 per share and 39,244 shares of our Series B preferred stock at an exercise price of $4.40 per share. The warrants granted to Mr. Katzmann and Mr. Watt had an aggregate fair value of approximately $21,000 and $54,000, respectively.

Dr. Rosenwald, one of our 5% stockholders listed in the above table, is also Chairman and Chief Executive Officer of Paramount BioCapital, Inc. Dr. Rosenwald was granted warrants to purchase 15,697 shares of our Series B preferred stock at an exercise price of $4.40 per share. The warrants granted to Dr. Rosenwald had an aggregate fair value of approximately $22,000.

Voting Trust Agreement

On September 20, 2005, Mr. Jensen and his wife entered into a voting trust agreement whereby Mr. Jensen acts as trustee for a voting trust that holds 1,320,000 shares for the benefit of his wife. The voting trust terminates on September 20, 2008, or earlier upon written agreement of the trustee and the beneficiary. During the term of the voting trust, the trustee will have sole and exclusive right to vote the shares in the voting trust. Until September 20, 2008, the beneficiary may not sell her beneficial interest in the shares unless the trustee otherwise consents. From September 20, 2008 to September 20, 2011, if the beneficiary desires to sell or pledge her beneficial interest in the shares, she must first give the trustee written notice of such desire, whereupon the trustee will have the right to purchase such shares at the price offered by the beneficiary. If the trustee declines to purchase such shares, then the beneficiary may sell the shares to a third party at a price no lower than that offered to the trustee.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2006, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Basin Water, Inc., 8731 Prestige Court, Rancho Cucamonga, California 91730.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based upon the information furnished to us, that the persons and entities named in the table below have voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 12,664,672 shares of common stock outstanding at March 31, 2006 (assuming the conversion of 2,361,625 shares of preferred stock into common stock), and 17,677,672 shares of common stock upon completion of this offering (which includes 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering). In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable as of May 30, 2006, which is 60 days after March 31, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). In the table below, the number of shares of our common stock beneficially owned before this offering assumes the conversion of the preferred stock into common stock.

	Shares Beneficially Owned Before Offering		Percentage Owned After Offering
Name and Address of Beneficial Owner	Number	Percent

5% and Greater Stockholders
Funds affiliated with Cross Atlantic Capital Partners(1)	900,000	6.6%	4.8%
Lindsay A. Rosenwald, M.D.(2)	778,201	6.1%	4.4%
BWCA I, LLC(3)	767,450	5.7%	4.2%

Named Executive Officers and Directors
Peter L. Jensen(4)	2,777,857	21.8%	15.7%
Thomas C. Tekulve(5)	220,000	1.7%	1.3%
Scott A. Katzmann(6)	906,554	7.1%	5.1%
William D. Watt(7)	745,588	5.8%	4.2%
Keith R. Solar(8)	348,259	2.7%	2.0%
Victor J. Fryling(9)	233,333	1.8%	1.3%
Russell C. Ball III(10)	—	—	—

All directors and executive officers as a group (7 persons)(11)	5,231,591	39.2%	28.6%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)

Includes 450,000 shares issuable upon exercise of warrants that are immediately exercisable held by The Co-Investment 2000 Fund, L.P. and 450,000 shares issuable upon exercise of warrants that are immediately exercisable held by Cross Atlantic Technology Fund II, L.P. The general partner of The Co-Investment

2000 Fund, L.P. is Co-Invest Management, L.P. Co-Invest Capital Partners, Inc. is the general partner of Co-Invest Management, L.P. The officers of Co-Invest Capital Partners, Inc. are Brian Adamsky, Donald R. Caldwell, Richard M. Fox, Gerry McCrory and Frederick C. Tecce. The general partner of Cross Atlantic Technology Fund II, L.P. is XATF Management II, LP. Cross Atlantic Capital Partners II, Inc. is the general partner of XATF Management II, LP. The officers of Cross Atlantic Capital Partners II, Inc. are Mr. Adamsky, Mr. Caldwell, Hazel Cameron, Mr. Fox, Mr. McCrory and Mr. Tecce. The address of Co-Invest Capital Partners, Inc. and Cross Atlantic Capital Partners II, Inc. is Five Radnor Corporate Center, Suite 555, 100 Matsonford Road, Radnor, PA 19087.

(2)	Includes 28,247 shares held by Dr. Rosenwald that are issuable upon exercise of warrants that are immediately exercisable. The address for Dr. Rosenwald is c/o Paramount BioCapital, Inc., 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(3)	Includes 767,450 shares issuable upon exercise of warrants that are immediately exercisable. The managing member of BWCA I, LLC is Oscar Tang. The address for BWCA I, LLC is c/o Reich & Tang, 600 5th Avenue, 8th Floor, New York, NY 10020.

(4)	Upon completion of this offering, Mr. Jensen will beneficially own 2,785,982 shares of common stock, which includes 90,000 shares Mr. Jensen has the right to acquire pursuant to outstanding options that are exercisable as of May 30, 2006, 1,320,000 shares held in a voting trust for the benefit of Mr. Jensen’s wife for which Mr. Jensen serves as trustee and 8,125 shares of restricted stock to be granted upon completion of this offering, as to which one-third of the shares will vest on each of the first, second and third anniversaries of the grant date.

(5)	Upon completion of this offering, Mr. Tekulve will beneficially own 224,875 shares of common stock, which includes options to purchase 220,000 shares of common stock that will be fully vested and immediately exercisable and 4,875 shares of restricted stock to be granted upon completion of this offering, as to which one-third of the shares will vest on each of the first, second and third anniversaries of the grant date. Currently, Mr. Tekulve has the right to acquire 36,667 shares pursuant to outstanding options that are exercisable as of May 30, 2006.

(6)	Includes 40,000 shares Mr. Katzmann has the right to acquire pursuant to outstanding options that are exercisable as of May 30, 2006. Also includes 26,600 shares held by Mr. Katzmann that are issuable upon exercise of warrants that are immediately exercisable.

(7)	Includes 40,000 shares Mr. Watt has the right to acquire pursuant to outstanding options that are exercisable as of May 30, 2006. Also includes 70,619 shares held by Mr. Watt that are issuable upon exercise of warrants that are immediately exercisable, 6,250 shares held by Mr. Watt’s wife and 6,250 shares held by a trust for the benefit of Mr. Watt’s son.

(8)	Includes 130,000 shares Mr. Solar has the right to acquire pursuant to outstanding options that are exercisable as of May 30, 2006.

(9)	Includes 48,333 shares Mr. Fryling has the right to acquire pursuant to outstanding options that are exercisable as of May 30, 2006. Also includes 45,000 shares held by Mr. Fryling’s brother.

(10)	Mr. Ball is Chief Executive Officer of Wind River Holdings, L.P., which manages trusts that indirectly own a 3.3% partnership interest in The Co-Investment 2000 Fund, L.P., through a one-third ownership interest of the limited partnership interests of Co-Invest Management, L.P., which is the general partner of The Co-Investment 2000 Fund, L.P. Mr. Ball disclaims beneficial ownership of the shares issuable upon exercise of the warrants held by The Co-Investment 2000 Fund, L.P.

(11)	Upon completion of this offering, our directors and executive officers as a group will beneficially own 5,244,591 shares of common stock, which includes 13,000 shares of restricted stock to be granted to our two executive officers upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, after giving effect to the conversion of all of our outstanding preferred stock into common stock and filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

As of March 31, 2006, there were 10,303,047 shares of common stock outstanding, held of record by 95 stockholders. After this offering, there will be 17,677,672 shares of our common stock outstanding, or 18,427,672 shares if the underwriters exercise their over-allotment option in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election if they so choose, subject to the rights of any preferred stockholders. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 31, 2006, there were 2,361,625 shares of preferred stock outstanding, including 627,500 shares of Series A preferred stock held of record by 34 stockholders, and 1,734,125 shares of Series B preferred stock held of record by 65 stockholders. The terms of our certificate of incorporation provide that the outstanding shares of our Series A preferred stock and Series B preferred stock will convert automatically into shares of our common stock upon the completion of this offering. Accordingly, upon the completion of this offering, all outstanding shares of preferred stock as of March 31, 2006 will convert automatically, on a share-for-share basis, into 2,361,625 shares of our common stock.

Following the offering, our board of directors will have the authority, without any action by the stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Warrants

Upon completion of this offering and conversion of all outstanding shares of our preferred stock, there will be outstanding warrants to purchase approximately 2,803,688 shares of our common stock. Warrants to purchase 15,000 shares of our common stock will have an exercise price of $0.83 per share, warrants to purchase 717,450 shares of our common stock will have an exercise price of $4.00 per share, warrants to purchase 141,238 shares of our common stock will have an exercise price of $4.40 per share, warrants to purchase 930,000 shares of our common stock will have an exercise price of $5.50 per share, warrants to purchase 300,000 shares of our common stock will have an exercise price of $6.00 per share, warrants to purchase 650,000 shares of our common stock will have an exercise price of $7.00 per share and warrants to purchase 50,000 shares of our common stock will have an exercise price of $8.00 per share.

Registration Rights

Upon completion of this offering and conversion of all outstanding shares of our preferred stock, the holders of approximately 2,361,625 shares of our common stock and warrants to purchase 2,308,688 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreements between us and the holders of the registrable securities, including the purchasers of the XACP notes, BWCA I, LLC and Aqua America, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and are entitled to include their shares of registrable securities in our registration. The holders of warrants to purchase our preferred stock, the purchasers of the XACP notes and Aqua America are entitled to demand registration, pursuant to which they may require us to use commercially reasonable efforts to register their registrable securities under the Securities Act. We are required to effect and pay the expenses for a maximum of one demand registration by these holders so long as the holders propose to sell registrable securities of at least $10.0 million. Holders of registrable securities also may require us to file an unlimited number of additional registration statements on Form S-3 at our expense (with respect to two such S-3 registrations) so long as the holders propose to sell registrable securities of at least $3.0 million, and we have not already filed one registration statement on Form S-3 in the previous 12 months.

All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a demand registration during the period of 60 days prior to and 180 days after any registered offering of our securities, including this offering.

The lender under the BWCA loan and the purchasers of the XACP notes are entitled to request the inclusion of the common stock issuable upon exercise of their warrants in any registered offering of our securities made by us, including this offering. All of these registration rights have been waived with respect to this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws, as amended and restated in connection with this offering will contain provisions that could make the following transactions more difficult, including acquisition of us by means of a tender offer, acquisition of us by means of a proxy contest or otherwise or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board or president, or by the president or secretary at the request in writing by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See “Management—Board of Directors” for more information on the classified board. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then-outstanding common stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they also may inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may deem otherwise to be in their best interests.

Limitations of Liability and Indemnification Matters

As permitted by Section 102 of the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and bylaws that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholder;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our bylaws also will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law and that we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions. We believe that indemnification under our amended and restated certificate of incorporation and our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated certificate of incorporation or Section 145 of the Delaware General Corporation Law would permit indemnification.

In connection with this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which is in addition to and may be broader than the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, Plaza Level, New York, NY 10038.

Nasdaq National Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “BWTR.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could affect prevailing market prices adversely. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 17,677,672 shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants. Of these shares, the 5,000,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 12,677,672 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, assuming no exercise of options or warrants, as follows:

•	89,538 restricted shares will be eligible for immediate sale on the effective date of this offering;

•	6,497,845 restricted shares will be eligible for sale upon expiration of applicable lock-up agreements; and

•	6,090,289 restricted shares will be eligible for sale upon the expiration of their one year holding period and applicable lock-up agreements, from time to time and subject to volume limitations and other restrictions under Rule 144 (4,579,039 of which are held by executive officers, directors and their affiliates).

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

We, current holders of substantially all shares of our common stock and our executive officers and directors have entered into lock-up agreements with the underwriter. Under these agreements, subject to exceptions, we may not issue any new shares of our common stock other than the shares of our common stock or options to acquire shares of our common stock issued under our equity incentive plans or upon exercise or conversion of currently outstanding exercisable or convertible securities, and those holders of stock may not, directly or indirectly, offer to sell, sell, pledge, contract to sell or otherwise transfer or dispose of enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of or engage in any short selling of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly disclose the intention to do any of the foregoing, without the prior written consent of Janney Montgomery Scott LLC for a period of 180 days from the effective date of the registration statement of which the prospectus forms a part. Janney Montgomery Scott LLC, in its sole discretion, may release the securities subject to the lock-up agreements in whole or in part at any time with or without notice. Janney Montgomery Scott LLC has advised us that when determining whether to release such securities from the lock-up agreements, it will consider, among other factors, the holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time of the request for such release. Janney Montgomery Scott LLC has further advised us that other than one request, which was granted, from a private equity investor to transfer its securities to an affiliated fund subject to continued lock-up, it does not at this time have any intention of releasing any of the securities subject to the lock-up agreements prior to the expiration of the lock-up period. In addition, during this 180-day period, we also have agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to exercise any demand, mandatory, piggyback, optional or any other registration rights with respect to, the registration any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Janney Montgomery Scott LLC. Notwithstanding the foregoing, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of this 180-day period or prior to the expiration of this 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of this 180-day period, the restrictions imposed by lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of such earnings release or the occurrence of such material news or material event.

Registration Rights

Upon completion of this offering, under specified circumstances and subject to customary conditions, the holders of 2,361,625 shares of our common stock and warrants to purchase 2,308,688 shares of our common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning six months from the effective date of this offering. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our stock option plans and our 2006 purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus by means of an underwritten public offering. We have entered into a firm commitment underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase the aggregate number of shares of our common stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares
Janney Montgomery Scott LLC
A.G. Edwards & Sons, Inc.
Canaccord Adams Inc.

Total	5,000,000

The underwriting agreement is subject to a number of terms and conditions and may be terminated by the underwriters in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters also may be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares of our common stock to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $             per share to brokers and dealers. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The shares of our common stock are offered subject to a number of conditions, including:

•	the registration statement, of which the prospectus is a part, has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	the shares of our common stock to be sold in this offering have been approved for listing on the Nasdaq National Market;

•	we deliver customary closing documents to the underwriters;

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. We have granted the underwriters an over-allotment option to buy up to additional shares of our common stock at the price specified on the cover page of this prospectus less underwriting discounts and commissions. These additional shares of our common stock may only be used to cover sales of shares by the underwriters that exceed the total number of shares of our common stock described above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If purchased, the additional shares of our common stock will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total Paid by Us
	No Exercise	Full Exercise
Per share
Total

We estimate that the expenses of this offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            .

Listing. We have applied to list our common stock on the Nasdaq National Market under the symbol “BWTR.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	purchases to cover positions created by short sales; and

•	penalty bids.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of the common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

These activities may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result of these activities, the price of shares of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriter may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

IPO Pricing. Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the underwriters believe to be comparable to us; and

•	other factors that we may deem relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. We, current holders of substantially all shares of our common stock and our executive officers and directors have entered into lock-up agreements with the Janney Montgomery Scott LLC, on behalf of the underwriters. Under our agreement with the underwriters, subject to certain exceptions, we may not issue any new shares of our common stock other than the shares of our common stock, options to purchase shares of our common stock or common stock issuable upon exercise of options issued under our equity incentive plans or upon exercise or conversion of currently outstanding exercisable or convertible securities.

Under agreements with Janney Montgomery Scott LLC, on behalf of the underwriters, the holders of substantially all shares of our common stock may not, directly or indirectly, offer to sell, sell, pledge, contract to sell or otherwise transfer or dispose of enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of or engage in any short selling of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly disclose the intention to do any of the foregoing, without the prior written consent of Janney Montgomery Scott LLC for a period of 180 days from the effective date of the registration statement of which the prospectus forms a part. Janney Montgomery Scott LLC, in its sole discretion, may release the securities subject to the lock-up agreements in whole or in part at any time with or without notice. Janney Montgomery Scott LLC has advised us that when determining whether to release such securities from the lock-up agreements, it will consider, among other factors, the holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time of the request for such release. Janney Montgomery Scott LLC has further advised us that other than one request, which was granted, from a private equity investor to transfer its securities to an affiliated fund subject to continued lock-up, it does not at this time have any intention of releasing any of the securities subject to the lock-up agreements prior to the expiration of the lock-up period. In addition, during this 180-day period we also have agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to exercise any demand, mandatory, piggyback, optional or any other registration rights with respect to, the registration any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Janney Montgomery Scott LLC, other than a registration statement on Form S-8 to register the shares of our common stock, options to purchase shares of our common stock and shares of our common stock issuable upon exercise of options pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus. Notwithstanding the foregoing, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of this 180-day period or prior to the expiration of this 180-day period or we announce that we will release earnings results during the 16-day period beginning on the last day of this 180-day period, the restrictions imposed by lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of such earnings release or the occurrence of such material news or material event.

Directed Share Program. At our request, certain of the underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of our common stock being offered for sale to some of our directors, officers, employees and other persons having a business relationship with us, our affiliates or persons with whom we have a business relationship. At the discretion of our management, these other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Conflicts/Affiliates. The underwriters and their affiliates have provided in the past, and may provide in the future, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Janney Montgomery Scott LLC owns a 3.3% partnership interest in The Co-Investment 2000 Fund, L.P., through its one-third ownership interest of the limited partnership interests of Co-Invest Management, L.P., which is the general partner of The Co-Investment 2000 Fund, L.P. Janney Montgomery Scott LLC holds one of three seats on the investment committee of Co-Invest Management, L.P., but has abstained from voting on all matters in relation to The Co-Investment 2000 Fund, L.P.’s decisions regarding us. The Co-Investment 2000 Fund, L.P. holds $2.25 million of XACP notes and warrants to purchase 450,000 shares of our common stock. A portion of the net proceeds of this offering will be used to repay the XACP notes, including the amounts held by The Co-Investment 2000 Fund, L.P. In connection with this offering and pursuant to NASD Rule 2710(g)(1), The Co-Investment 2000 Fund, L.P. agreed not to directly or indirectly, offer to sell, sell, pledge, contract to sell or otherwise transfer or dispose of enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of or engage in any short selling of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly disclose the intention to do any of the foregoing, including any such shares that are attributable to Janney Montgomery Scott LLC by virtue of its interest in The Co-Investment 2000 Fund, L.P., for a period of 180 days from the effective date of the registration statement of which the prospectus forms a part.

We have agreed to engage Janney Montgomery Scott, LLC as our financial advisor in connection with any sale, acquisition, merger, business combination or other material event affecting the ownership of all or substantially all of our assets or outstanding securities that may occur before the earlier of June 30, 2006 or the closing of this offering. In connection with any such transaction, we have agreed to pay the underwriter a reasonable and customary fee to be negotiated in good faith and on a transaction-by-transaction basis.

Purchases by our 5% and Greater Holders. Certain of our 5% and greater holders have indicated an interest in purchasing shares of our common stock from the underwriters in this offering.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus and the related registration statement have been so included in reliance on the report of Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, as set forth in their report on our audited financial statements appearing elsewhere in this prospectus and the related registration statement, and are included in reliance upon their report given upon the authority of Singer Lewak Greenbaum & Goldstein LLP as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed herewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website.

B ASIN WATER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Basin Water, Inc.

Rancho Cucamonga, California

We have audited the balance sheets of Basin Water, Inc. (the “Company”) as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule of the Company listed in Schedule II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3, the Company has restated its financial statements as of December 31, 2004 and for each of the two years in the period then ended, related to revenue recognition, cost allocation and capitalization and depreciable lives of its long lived assets. We audited the adjustments necessary for these restatements. In our opinion, such adjustments are appropriate and have been properly applied.

SINGER LEWAK GREENBAUM & GOLDSTEIN, LLP

Santa Ana, California

March 24, 2006 except for Note 10 as to which the date is April 18, 2006

BASIN WATER, INC.

BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2004	2005
ASSETS
Current assets
Cash and cash equivalents	$1,704	$2,724
Accounts receivable, net of allowance for doubtful accounts of $0 and $22	771	7,050
Inventory	79	347
Prepaid expenses and other	109	189
Notes receivable	325	100

Total current assets	2,988	10,410

Property and equipment
Property and equipment	8,532	10,445
Less: accumulated depreciation	456	962

Property and equipment, net	8,076	9,483

Other assets
Long term accounts receivable	—	2,744
Notes receivable	100	—
Patent costs, net	179	286
Loan costs, net	166	428
Other assets	214	447

Total other assets	659	3,905

Total assets	$11,723	$23,798

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable	$682	$2,150
Current portion of notes payable	67	674
Current portion of capital lease obligations	21	15
Current portion of deferred revenue	394	215
Accrued expenses and other	402	799

Total current liabilities	1,566	3,853
Notes payable, net of current portion and unamortized discount	3,628	6,878
Capital lease obligations, net of current portion	22	40
Deferred revenue, net of current portion	614	439
Redeemable convertible Series A preferred stock, no par value—6,000,000 shares authorized, 627,500 shares issued and outstanding	2,250	2,250
Redeemable convertible Series B preferred stock, no par value—5,000,000 shares authorized, 1,547,375 and 1,734,125 shares issued and outstanding	5,933	6,529

Total liabilities	14,013	19,989

Commitments and contingencies

Stockholders’ equity (deficiency)
Common stock, no par value—40,000,000 shares authorized, 9,586,047 and 10,303,047 shares issued and outstanding	2,391	7,927
Accumulated deficiency	(4,681)	(4,118)

Total stockholders’ equity (deficiency)	(2,290)	3,809

Total liabilities and stockholders’ equity (deficiency)	$11,723	$23,798

See accompanying Independent Registered Public Accountant’s Report.

The accompanying notes are an integral part of these financial statements.

BASIN WATER, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2003	2004	2005
Revenues
System sales	$1,359	$3,001	$10,016
Contract revenues	736	1,306	2,215

Total revenues	2,095	4,307	12,231

Cost of revenues
Cost of system sales	703	1,046	4,467
Cost of contract revenues	737	1,300	2,323
Depreciation expense	127	216	340

Total cost of revenues	1,567	2,562	7,130

Gross profit	528	1,745	5,101

Research and development expense	261	316	651
Selling, general and administrative expense	1,511	1,765	3,334

Income (loss) from operations	(1,244)	(336)	1,116

Other income (expense)
Interest expense	(71)	(242)	(621)
Interest income	3	19	52
Other income	4	3	16

Total other income (expense)	(64)	(220)	(553)

Income (loss) before taxes	(1,308)	(556)	563
Income tax provision (benefit)	—	—	—

Net income (loss)	$(1,308)	$(556)	$563

Net income (loss) per share:
Basic	$(0.14)	$(0.06)	$0.06
Diluted	$(0.14)	$(0.06)	$0.04

Weighted average common shares outstanding:
Basic	9,507	9,586	9,924
Diluted	9,507	9,586	12,849

See accompanying Independent Registered Public Accountant’s Report.

The accompanying notes are an integral part of these financial statements.

BASIN WATER, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(In thousands)

	Common Stock		Accumulated Deficit	Totals
	Shares	Amount
Balance—January 1, 2003	9,462	$1,732	$(2,817)	$(1,085)
Issuance of common stock for services	2	8		8
Stock options exercised	120	99		99
Fair value of warrants issued		416		416
Net loss			(1,308)	(1,308)

Balance—December 31, 2003	9,584	2,255	(4,125)	(1,870)
Issuance of common stock for services	2	7		7
Fair value of warrants issued		129		129
Net loss			(556)	(556)

Balance—December 31, 2004	9,586	2,391	(4,681)	(2,290)
Issuance of common stock	717	3,584		3,584
Fair value of warrants and options issued		1,952		1,952
Net income			563	563

Balance—December 31, 2005	10,303	$7,927	$(4,118)	$3,809

See accompanying Independent Registered Public Accountant’s Report.

The accompanying notes are an integral part of these financial statements.

BASIN WATER, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2003	2004	2005
Cash flows from operating activities
Net income (loss)	$(1,308)	$(556)	$563
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	175	269	506
Issuance of common stock and warrants for services	8	7	417
Changes in operating assets and liabilities:
Accounts receivable	(1,281)	533	(6,279)
Inventory	94	(56)	(268)
Prepaid expenses and other	(31)	(224)	(80)
Accounts payable	250	74	1,468
Deferred revenues	11	671	(354)
Accrued expenses and other	211	60	397
Other assets	(42)	303	(2,779)

Net cash provided by (used in) operating activities	(1,913)	1,081	(6,409)

Cash flows from investing activities
Purchase of property, plant and equipment	(2,466)	(4,131)	(1,913)
Repayment (issuance) of notes receivable	(125)	(300)	325
Patent costs	(49)	(67)	(107)

Net cash used in investing activities	(2,640)	(4,498)	(1,695)

Cash flows from financing activities
Issuance of common stock	99	—	3,584
Issuance of redeemable preferred stock	1,329	3,193	596
Proceeds from notes payable	2,496	2,344	5,156
Loan origination fees	(117)	(67)	(100)
Repayments of notes payable and capital lease obligations	(82)	(705)	(112)

Net cash provided by financing activities	3,725	4,765	9,124

Net increase (decrease) in cash and cash equivalents	(828)	1,348	1,020

Cash and cash equivalents, beginning of period	1,184	356	1,704

Cash and cash equivalents, end of period	$356	$1,704	$2,724

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$9	$370	$372

Income taxes	$—	$—	$—

Non-cash financing activities:
Common stock issued for services	$8	$7	$—

Warrants issued for services and other	$416	$129	$1,952

See accompanying Independent Registered Public Accountant’s Report.

The accompanying notes are an integral part of these financial statements.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Note 1—Business Activity

Basin Water, Inc. (the Company) designs, builds and implements systems for the treatment of contaminated groundwater. The Company markets these systems primarily to utilities, municipalities and other organizations that supply water, collectively referred to as water providers, for use in treating groundwater sources that do not comply with federal or state regulations due to the presence of chemical contaminants. Customers can choose between entering purchasing and entering into long-term contracting arrangements for the Company’s systems.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues either from a sale of a system or as recurring revenue from a long-term contract under which a system is placed.

Sale. For groundwater treatment systems sold to customers, which are sold under fixed-price contracts, the Company recognizes revenues using the percentage-of-completion method. This method takes into account the cost, estimated earnings and revenues to date on systems not yet completed. This method is used because management considers total cost to be the best available method of measuring progress on systems sold to customers. In general, financial statements based on the percentage-of-completion method present the economic substance of production-type activities more clearly than the completed-contract method, and present the relationships between sales, cost of sales and related period costs more accurately. Because of inherent uncertainties in estimating costs, estimates used may change within the near term. Such estimates are adjusted under the cumulative-catch-up method. Unless contractually agreed to otherwise, the sales contract is deemed to be substantially complete when the groundwater treatment system has been physically completed and a performance test has been passed. Through the end of 2005, the Company has not incurred a loss on any sale of a groundwater treatment system. Therefore, the Company has not recorded an estimated provision for anticipated losses on groundwater treatment system sales through December 31, 2005. The Company will record anticipated future losses, if any, at the time that such losses are likely and determinable.

Contract Revenue. The Company’s recurring contract revenues are generated from two sources.

The first source of recurring contract revenues is from long-term contracts under which the Company installs its system at the customer’s site and treats the customer’s groundwater. The Company retains ownership of the installed system. Under this contract, the Company recognizes monthly revenues on a straight-line basis over the life of the contract, which represents a return of the capital value of the installed system. The amount of this fixed monthly revenue is based on both the capacity of the system and the type of contaminant(s) being treated. The straight-line method best reflects the value of having the system’s capacity available to the customer at all times and is similar to the method used for calculating depreciation.

The second source of recurring revenues is from long-term contracts for the treatment of the water produced from installed treatment systems, which the Company also refers to as service revenues. Service

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

revenues are recognized based on the actual volume of water treated each month. Such water treatment revenues bear a direct relationship to the variable costs for the purchase and delivery of salt and resin used in the system, the removal of waste and the cost to maintain and service the system. This revenue stream is generated both by systems that were purchased by our customers and by systems in which the Company retains ownership and recognizes revenues for the monthly capital component.

Under each of the long-term contracts, the customer is obligated to pay the Company for the treatment of its water—not for specific hours worked, supplies purchased or waste-hauls provided. The Company’s long-term contracts allow it to recover increased operating costs, including costs for salt, resin and removal of waste.

Under the criteria set forth in EITF 00-21, the Company has determined that the multiple deliverables of each of its long-term contracts, specifically, the capital component and the volume related service charge, qualify for separate accounting treatment. The three criteria required for separate accounting treatment are: 1) that each deliverable has a standalone value to the customer, 2) that there is objective and reliable evidence of fair value of each deliverable and 3) that there are no general refund rights for the deliverables.

In the case of contracts under which the Company owns the system, the customer is obligated to pay the Company the fixed capital component of the system on a monthly basis. These arrangements are classified and treated as operating leases under Statement of Financial Accounting Standards No. 13 (SFAS No. 13) Accounting for Leases because they meet the four criteria of an operating lease: 1) there is no transfer of title, 2) there is not a bargain purchase option, 3) the lease term is substantially shorter than the economic life of the system and 4) the present value of the capital component payments is less than 90% of the fair value of the water treatment system at the inception of the contract.

Accounts Receivable

In general, accounts receivable arising from systems sales to customers are due in accordance with the provisions of the sales contract, which may provide for extended payment terms ranging from several months to one year or more for a significant portion of the sales price. In contrast, accounts receivable from systems placed under long-term contracts with customers are usually due within a much shorter period of time, generally within one month after the date services have been performed and the customer has been billed. Accordingly, in periods in which the Company’s revenues from system sales are higher relative to revenues from long-term contracts, the collection of accounts receivable will be much slower due to the nature of the sales contracts. Management has assessed the collectibility of accounts receivable as of December 31, 2005, and has determined that there are no material accounts receivable which require an allowance for doubtful accounts.

Inventory

Inventory consists primarily of raw materials and supplies. Inventory items are stated at the lower of cost, on a first-in, first-out (FIFO) basis, or market. Physical counts of inventory are conducted periodically to help verify the balance of inventory. A reserve is maintained for obsolete inventory, if appropriate. The Company considers inventory to be obsolete when it is no longer usable as a system component.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Property consists primarily of groundwater treatment systems which the Company places with customers under various arrangements. For groundwater treatment systems placed with customers under long-term contracts, the Company capitalizes materials, labor, overhead and interest. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The Company capitalizes expenditures for significant renewals and betterments that extend the useful lives of property and equipment. The Company charges expenditures for maintenance and repairs to expense as incurred. Estimated useful lives are generally as follows: auto equipment—three to five years, furniture and fixtures—five to seven years, other equipment—five to 10 years, and groundwater treatment systems—20 years. Judgments and estimates made by the Company related to the expected useful lives of these assets are affected by factors such as changes in operating performance and fluctuations in economic conditions.

Construction in progress is recorded when costs related to the construction of water treatment systems are incurred.

The Company evaluates long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, the Company would measure an impairment loss in an amount equal to the excess of the carrying amount over the discounted cash flows. No impairment losses were recorded for the years ended December 31, 2003, 2004 and 2005.

Deferred Revenues

In connection with long-term contracts, the Company may receive payments from its customers prior to the system being placed in service. Such payments are recorded as deferred revenues. In addition, the Company may receive payments from its customers in excess of that which can be recognized on a straight-line basis. These payments are also recorded as deferred revenues. All deferred revenues amounts are recognized as revenues in the periods in which services are rendered to the customer.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method under SFAS No. 109, Accounting for Income Taxes, which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Patents

At December 31, 2004 and 2005, the Company has incurred legal fees in the amount of $224 and $288, respectively, as a result of application for a series of patents. On March 16, 2004, the United States Patent Office issued a patent for a fixed bed ion exchange system for removing arsenic from water. Accordingly, the Company began to amortize the patent costs included in the accompanying balance sheets in March 2004. At the time the patents are received, all costs incurred in obtaining the patents will be amortized over their estimated useful lives of 17 years. The amount of patent amortization expense was $1 and $2 for the years ended December 31, 2004 and 2005, respectively.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Loan Origination Costs

Charges associated with obtaining a new loan agreement are capitalized and amortized over the life of the loan. The loan origination costs related to the loan from BWCA I, LLC (the BWCA loan) are being amortized over a period of approximately ten years. Accumulated amortization of the loan origination costs related to the BWCA loan amounted to $17 and $36 at December 31, 2004 and 2005, respectively. The loan origination costs related to the $5,000 of subordinated notes (the XACP notes) issued in October 2005 to certain affiliates of Cross Atlantic Capital Partners and another purchaser are being amortized over a period of three years. Accumulated amortization of the XACP notes origination costs was $21 at December 31, 2005.

Research and Development Expenses

Research and development expenses are charged to operations in the year incurred. Research and development expenses totaled $261, $316 and $651 for the years ended December 31, 2003, 2004 and 2005, respectively.

Stock-Based Compensation

In accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), the Company recognizes compensation costs as a result of the issuance of stock options granted to employees or directors based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employee or director must pay to acquire the stock. Therefore, the Company is not required to recognize compensation expense as a result of any grants of stock options to employees or directors at an exercise price that is equivalent to or greater than fair value.

In general, the Company grants stock options with exercise prices equal to the estimated fair value of its common stock. However, to the extent that the deemed fair value of the common stock exceeds the exercise price of stock options on the date of the grant, the Company records deferred stock-based compensation expense and amortizes the expense over the vesting period of the options. The fair value of the Company’s common stock is determined by the Company’s Board of Directors (the Board). In the absence of a public trading market for the Company’s common stock, the Board considers both objective and subjective factors in determining the fair value of the Company’s common stock and related stock options. Consistent with the guidance provided by the American Institute of Certified Public Accountants in its Technical Practice Aid (TPA) entitled The Valuation of Privately Held Company Equity Securities Issued as Compensation, such considerations included, but were not limited to, the following factors:

•	The liquidation preference, anti-dilution and redemption rights of the preferred stock and the lack of such rights for the common stock;

•	The per share price for concurrent or recent sales of common stock and redeemable convertible preferred stock;

•	Historical performance and operating results at the time of the grant;

•	Expected future earnings performance;

•	Liquidity and future capital requirements;

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

•	Stage of development and business strategy;

•	Marketplace developments and major competition;

•	Market barriers to entry;

•	Strategic relationships with third parties;

•	Size of workforce and related skills;

•	The illiquidity of the common stock; and

•	The likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or a sale.

No stock-based compensation expense was recorded for the years ended December 31, 2003 and 2004 as the exercise price of the stock options granted in those years was equal to or in excess of the estimated fair value of the Company’s common stock on the date of grant. In connection with the Company’s initial public offering, the Company has re-evaluated the historical fair value of its common stock. As a result of this re-evaluation, the Company has recorded deferred stock-based compensation for the year ended December 31, 2005 in the amount of $229, which represents the difference between the exercise price of stock options granted in the fourth quarter of 2005 and the revised fair value of the common stock underlying such options on the date of grant. Pursuant to FASB Interpretation (FIN) No. 28, the Company amortizes this deferred compensation using an accelerated method over the vesting period of the options, which is generally three years. The Company recorded $31 of non-cash stock-based compensation expense in the year ended December 31, 2005. As of December 31, 2005, the balance of unamortized deferred stock-based compensation expense was $198, which will be amortized to expense in the amounts of $123, $55 and $20 during 2006, 2007 and 2008, respectively.

The Company also makes pro forma disclosures, as required by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), of net income or loss as if a fair-value-based method of accounting for stock options granted to employees had been applied if such amounts differ materially from the historical amounts. The fair value of the options is estimated based on the Black-Scholes option pricing model, which meets the criteria set forth in SFAS No. 123, and the assumption that all of the options or other equity instruments will ultimately vest. The effects of actual forfeitures are recognized as they occur.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

SFAS No. 123 requires the Company to disclose pro forma information as to what its net income (loss) would have been if equity awards to employees had been accounted for using the fair value method of SFAS No. 123, rather than the intrinsic value method of APB No. 25. The pro forma information for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year Ended December 31,
	2003	2004	2005

Net income (loss) as reported	$(1,308)	$(556)	$563

Add: employee stock-based compensation expense included in reported net income (loss)	—	—	31
Less: fair value of employee stock-based compensation	(65)	(122)	(370)

Pro forma net income (loss)	$(1,373)	$(678)	$224

Basic net income (loss) per share:
As reported	$(0.14)	$(0.06)	$0.06
Pro forma	$(0.14)	$(0.07)	$0.02

Diluted net income (loss) per share:
As reported	$(0.14)	$(0.06)	$0.04
Pro forma	$(0.14)	$(0.07)	$0.02

The fair value of each employee option grant (under the minimum value method) has been estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2003	2004	2005

Expected life in years	5.5 to 6.5	6.5	0.8 to 7.5
Risk free interest rate	2.9%	3.6%	4.0% to 4.2%
Volatility	30.7%	45.8%	30.0%
Dividend yield	0.0%	0.0%	0.0%

The expected life in years was calculated using an average of the vesting period and the option term, in accordance with the “simplified” method for “plain vanilla” stock options allowed under Staff Accounting Bulletin (SAB) 107. The risk-free interest rate is the rate on a zero-coupon U.S. Treasury bond with a remaining term equal to the expected life of the option. The volatility was derived from an industry-based index, in accordance with the calculated-value method allowed under SFAS No. 123.

Impact of Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs. SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) under the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing. Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition,

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS No. 151 to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment to APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates certain differences in the guidance in APB No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to APB No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. Management does not expect adoption of SFAS No. 153 to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) amends SFAS No. 123, Accounting for Stock-Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No.123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments. This statement is effective for all public companies as of the first fiscal year beginning after December 15, 2005. Management is currently assessing the effect of SFAS No. 123(R) on the Company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 completely replaces APB Opinion No. 20 and SFAS No. 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and the correction of errors. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. Management does not expect adoption of SFAS No. 154 to have a material impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative financial instrument. Generally, SFAS No. 133 requires that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately (referred to as bifurcation) under certain conditions. That general rule notwithstanding, SFAS No. 133 (prior to amendments made to it by SFAS No. 155) provides a broad exception for interest-only

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

and principal-only strips initially resulting from the separation of rights to receive contractual cash flows of a financial instrument that itself does not contain an embedded derivative that would have been accounted for separately. SFAS No. 155 amends SFAS No. 133 to restrict the scope exception to strips that represent rights to receive only a portion of the contractual interest cash flows or of the contractual principal cash flows of a specific debt instrument. Prior to amendments made by SFAS No. 155, SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, permitted a qualifying special-purpose entity (SPE) to hold only passive derivative financial instruments pertaining to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor. SFAS No. 155 amends SFAS No. 140 to allow a qualifying SPE to hold a derivative instrument pertaining to beneficial interests that itself is a derivative financial instrument. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006, with early adoption as of the beginning an entity’s fiscal year. Management does not expect adoption of SFAS No. 155 to have a material impact on the Company’s financial statements.

Note 3—Restatement

Subsequent to the issuance of the Company’s 2004 financial statements, management made the following adjustments and reclassifications to its 2003 and 2004 financial statements:

a)	Management elected to adopt the percentage-of-completion method of accounting for sales of systems, rather than the previous completed contract method. The percentage-of-completion method is the preferred method of accounting for production-type contracts. Management believes that the percentage-of-completion method more appropriately reflects the economic activity of the Company. The effect of this change was to increase revenues, costs and gross profit by $1,173, $703 and $470, respectively, for 2003, and to reduce revenues, cost of revenues and gross profit by $899, $563 and $336, respectively, for 2004.

b)	Contract revenues were increased by $174 and $184 in 2003 and 2004, respectively, to appropriately recognize revenues as required on a straight-line basis from the dates of substantial completion of the systems.

c)	Approximately $647 and $856 for 2003 and 2004, respectively, had been incorrectly classified as selling, general and administrative expense. These amounts were reclassified as follows: $575 and $856 for 2003 and 2004, respectively to operating expense, and $73 for 2003 to research and development expense.

d)	Labor and overhead in the amount of $459 and $534 for 2003 and 2004, respectively, were appropriately capitalized to system cost as required rather than expensed.

e)	Interest expense in the amount of approximately $107 for 2004 was appropriately capitalized to system cost as required rather than expensed. In addition, interest expense was recorded in the amount of approximately $53 and $40 in 2003 and 2004, respectively, representing the amortization of the fair value of warrants issued in connection with the BWCA loan.

f)	Other adjustments were made, which are not considered individually or collectively material, affecting receivables, property and equipment, notes payable, deferred revenues, common stock and operating expenses.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

As a result, the accompanying financial statements have been restated from the amounts previously reported to correct the above matters. A summary of the significant effects of the restatement is as follows (notes (a) through (f) refer to the items above):

	2003			2004
	As Previously Reported	As Restated		As Previously Reported	As Restated
At December 31:
Accounts receivable	$1,914	$1,304	a, b	$586	$1,241	a, b
Property and equipment, net	3,444	4,144	d, f	6,875	8,076	d, e, f
Current portion of deferred revenues	1,650	337	b, f
Deferred revenue, net of current portion	711	—	b, f	1,084	528	b, f
Notes payable, net of current portion	3,999	2,073	f	4,041	3,628	f
Common stock	1,843	2,255	f	1,848	2,391	f
Accumulated deficit	(5,595)	(4,125)	a, b, d, f	(6,477)	(4,681)	a, b, d, f

For the year ended December 31:
Revenues	$709	$2,095	a, b	$4,941	$4,307	a, b
Cost of revenues	726	1,567	a - c	2,614	2,562	a - c

Gross profit	(17)	528	a - c	2,327	1,745	a - c
Research and development expense	188	261	c	316	316	c
Selling, general and administrative expense	2,156	1,511	c	2,620	1,765	c

Income (loss) from operations	(2,361)	(1,244)	a - f	(608)	(336)	a - f
Other income (expense)				(296)	(220)	e

Net loss	$(2,415)	$(1,308)	a - f	$(882)	$(556)	a - f

For the year ended December 31:
Net loss	$(2,415)	$(1,308)		$(882)	$(556)
Net cash provided by (used in) operating activities	(2,301)	(1,913)		390	1,081
Net cash used in investing activities	(2,225)	(2,640)		(3,792)	(4,498)
Net cash provided by financing activities	3,697	4,765		4,751	9,136

Note 4—Earnings Per Share

In accordance with the provisions of SFAS No. 128, Earnings Per Share, the Company reports earnings per share (EPS) by computing both basic and diluted EPS. Basic EPS measures the Company’s performance for a reporting period by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS measures the Company’s performance for a reporting period by dividing net income available to common stockholders by the weighted average number of common shares plus common stock equivalents outstanding during the period. Common stock equivalents consist of all potentially dilutive common shares, such as stock options and warrants, which are convertible into shares of common stock.

The Company incurred a net loss for the years ended December 31, 2003 and 2004. Approximately 628,000 and 768,000 stock options, as well as 709,000 and 874,000 warrants and 1,412,000 and 2,175,000 shares of redeemable convertible preferred stock, have been excluded from the computation of diluted EPS in 2003 and 2004, respectively, due to the antidilutive effect of such common stock equivalents.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The following tables contain a reconciliation of the numerators (net income or loss) and denominators (weighted average shares) used in both basic and diluted EPS calculations:

	Year Ended December 31,
	2003	2004	2005
Net income (loss) per share
Numerator:
Net income (loss) applicable to common shares	$(1,308)	$(556)	$563

Denominator:
Weighted average common shares outstanding	9,507	9,586	9,924

Net income (loss) per common share	$(0.14)	$(0.06)	$0.06

Net income (loss) per share—assuming dilution
Numerator:
Net income (loss) applicable to common shares	$(1,308)	$(556)	$563

Denominator:
Weighted average common shares outstanding	9,507	9,586	9,924
Add shares issued on assumed:
Exercise of stock options	—	—	391
Exercise of warrants	—	—	196
Conversion of redeemable convertible preferred stock	—	—	2,338

Weighted average common shares outstanding	9,507	9,586	12,849

Net income (loss) per common share—diluted	$(0.14)	$(0.06)	$0.04

Note 5—Concentrations of Risk

Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally insured limits. At December 31, 2005, the Company had cash balances of $2.6 million in excess of the FDIC insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash equivalent accounts.

Major Customers

In 2005, the Company had four customers from which it received approximately 71% of revenues. The largest customer represented 34% of revenues. In 2004, the Company had four customers from which it received approximately 69% of revenues. The largest customer represented 27% of revenues. In 2003, the Company received approximately 77% of revenues from two customers. At December 31, 2005 and 2004, accounts receivable from these same customers amounted to 83% and 44% of total accounts receivable, respectively. The Company had five customers that accounted for 94% of total accounts receivable as of December 31, 2005, while three customers accounted for 76% of total accounts receivable as of December 31, 2004.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Note 6—Inventory

Inventory consists of the following:

	December 31,
	2004	2005
Raw materials	$79	$347

Note 7—Patents

The Company capitalizes costs of patent applications. When patents are issued, the Company amortizes the patent cost over the life of the patent, usually 17 years. Future amortization of patent costs at December 31, 2005 is as follows:

Year Ending December 31,	Amount
2006	$3
2007	3
2008	3
2009	3
2010	3
Thereafter	30

Total	$45

Capitalized patent costs are written off in the period in which a patent application is denied.

Note 8—Long-term Accounts Receivable and Notes Receivable

The Company has two customer system sales agreements which provide for payment terms of two years, unless certain conditions are met, in which case the payment terms are accelerated. At December 31, 2005, the amount of long-term accounts receivable was $2,744, which represents the balance due from these two customers under the extended payment terms.

The Company had a note receivable from a company that provided for interest only payments beginning January 8, 2004 at a rate of 9% per annum. The note was secured by a first deed of trust on real property. All unpaid principal and interest was paid on December 8, 2005.

In 2004, in connection with the sale of a system, the Company received a $300 unsecured note that provides for interest at a rate of 3% per annum. The Company received a payment of $200 in connection with this note in 2005. An additional principal payment of $100 is due in 2006.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Note 9—Property and Equipment

Property and equipment consists of the following:

	December 31,
	2004	2005
Office furniture and equipment	$146	$259
Vehicles	175	206
Machinery and equipment	26	56
Software and other	84	88
Water treatment facilities	3,306	8,423
Construction in progress	4,795	1,413

	8,532	10,445
Less: accumulated depreciation and amortization	456	962

Totals	$8,076	$9,483

Depreciation and amortization expense for property and equipment was approximately $155, $199, and $435 for the years ended December 31, 2003, 2004 and 2005, respectively.

Note 10—Equipment Placed with Customers, Net

As indicated in Note 2, for those systems not sold to customers, the Company retains ownership of such systems and bills the customers a fixed monthly amount, which represents a return of the capital value of the installed system. These long-term contract arrangements are classified as operating leases, and the systems are depreciated over their estimated useful lives, typically 20 years. Equipment under such long-term arrangements and the related accumulated depreciation were as follows:

	December 31,
	2004	2005
Equipment on long-term contracts	$3,306	$8,423
Less: accumulated depreciation	319	659

Equipment on long-term contracts, net	$2,987	$7,764

Depreciation expense for the systems placed under these long-term arrangements was approximately $98, $219 and $340 for the years ended December 31, 2003, 2004 and 2005, respectively.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The Company’s long-term contract arrangement terms are usually for five years, with an option to renew the contract for an additional five years or to purchase the system. The purchase option is not a bargain purchase. Scheduled minimum future contract revenues on these operating lease arrangements with original terms of one year or longer are as follows:

Year Ending December 31,	Amount
2006	$1,594
2007	1,897
2008	1,602
2009	1,260
2010	970
Thereafter	442

Total	$7,765

The Company had no contingent long-term contract revenue during any of the years ended December 31, 2003, 2004 and 2005.

Note 11—Capital Lease Obligations

The Company leases vehicles and certain office equipment under capital leases. The economic substance of the leases is that the Company is financing the acquisitions of vehicles and equipment through leases and, accordingly, they are recorded in the Company’s assets and liabilities. Included in depreciation expense is amortization of vehicles and equipment held under capital leases. At December 31, 2005, the net book value of assets subject to capital leases was $43.

The following is a schedule by year of the future minimum lease payments required under capital leases together with their present value as of December 31, 2005:

Year Ending December 31,	Amount
2006	$16
2007	15
2008	11
2009	13
2010	4

Total future capital lease payments	59
Less: amount representing interest	4

Net present value of minimum lease payments	55
Less: current portion of capital lease obligations	15

Capital lease obligations, net of current portion	$40

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Note 12—Notes Payable

Notes payable consists of the following:

	December 31,
	2004	2005
BWCA loan, interest payable quarterly at 9.0% per annum, principal due in seven annual installments beginning December 2006	$3,974	$3,974
XACP loan, interest payable semi-annually at 7.0% per annum, principal due in full in October 2008	—	5,000
Contract payable to a financing company in monthly installments including interest at 1.9% per annum	31	25
Notes payable to an insurance brokerage company in monthly installments including interest at 9.68%, 9.68% and 7.99%, respectively	47	85
Notes payable to an insurance brokerage company in monthly installments including interest at 6.49%, 7.25% and 8.00%, respectively	14	14

Total notes payable	4,066	9,098
Less: current portion of notes payable	(67)	(674)
Less: unamortized discounts on BWCA and XACP loans	(371)	(1,546)

Notes payable, net of current portion and unamortized discount	$3,628	$6,878

BWCA Loan

In October 2003, the Company entered into a business loan agreement with BWCA I, LLC, which allows the Company to borrow up to $5,000. The amounts outstanding under the BWCA loan accrue interest at a fixed rate of 9% per annum, payable on a quarterly basis. Additionally, under the terms of the BWCA loan, the Company was required to pay quarterly, until October 2005, an annual commitment fee computed at 0.5% of the average undrawn balance for the period. The Company is required to repay principal under the BWCA loan in seven annual installments commencing December 31, 2006. The BWCA loan is secured by a lien on substantially all of the Company’s assets, including its water treatment contracts and water service agreements. The term of the BWCA loan expires on December 31, 2013, at which time all outstanding amounts under the loan will be due and payable. Pursuant to the terms of the loan agreement, a principal payment of $592 was paid during the year ended December 31, 2004. No additional borrowings or repayments were made during the year ended December 31, 2005. At December 31, 2005, there was $3,974 outstanding under the terms stated above. As of December 31, 2005, under the terms of the Agreement, no further amounts are available to borrow.

In connection with the BWCA loan, as additional compensation, the Company issued to the lender warrants to purchase an aggregate of 717,450 shares of the Company’s common stock at an exercise price of $4.00 per share. The warrants are immediately exercisable and expire in 2008. The Company has applied the provisions of SFAS No. 123, Accounting for Stock-Based Compensation to the warrants issued to the lender. Accordingly, the total fair value of the warrants issued is approximately $435. In accordance with the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, these warrants’ fair value has been recorded as a discount to notes payable, with a corresponding increase to common stock. The fair value of the warrants is being amortized through the end of the Agreement term under the interest method. Amortization expense of the fair value of these warrants was approximately $10, $53 and $67 during the years ended December 31, 2003, 2004 and 2005, respectively.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

XACP Notes

On October 14, 2005, the Company issued $5,000 of subordinated notes to The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. (both funds affiliated with Cross Atlantic Capital Partners) and Catalyst Basin Water, LLC, under which the Company received aggregate net proceeds of approximately $4,700. The XACP notes are subordinated in right of payment to the amounts owed under the BWCA loan and are secured by a second priority lien on substantially all of the Company’s assets, including the Company’s water contracts and water services agreements. The XACP notes accrue interest at a rate of 7.0% per annum, payable on a semiannual basis beginning March 1, 2006. The XACP notes mature on the earlier of October 14, 2008 and the closing of an initial public offering. The maturity of the XACP notes may be extended, at the Company’s option, until September 1, 2010.

In connection with the XACP notes, the Company issued warrants to purchase an aggregate of 750,000 shares of the Company’s common stock at an exercise price of $5.50 per share and warrants to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $7.00 per share. These warrants are immediately exercisable and expire on the earliest of October 14, 2010, 30 months after an initial public offering and immediately prior to a change in control of the Company. The Company has applied the provisions of SFAS No. 123, Accounting for Stock-Based Compensation to the warrants issued to the lender. Accordingly, the total fair value of the warrants issued is approximately $1,337. In accordance with the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, these warrants’ fair value has been recorded as a discount to notes payable, with a corresponding increase to common stock. The fair value of the warrants is being amortized through the end of the agreement term under the interest method. Amortization expense of the fair value of these warrants was approximately $95 during the year ended December 31, 2005.

The Company also entered into promissory note agreements with insurance brokerage companies to finance the premiums on various insurance policies. All insurance premiums financed are due within one year. The Company also entered into a 5-year retail installment contract with a financing company for the purchase of a vehicle.

Principal payment requirements on notes payable in each of the five years subsequent to December 31, 2005 and thereafter are as follows:

Year Ending December 31,	Amount
2006	$674
2007	575
2008	5,575
2009	571
2010	568
Thereafter	1,135

Total	$9,098

Note 13—Related Party Transactions

At December 31, 2002, the Company had a $38 note payable for a software license agreement with an employee and minority stockholder of the Company. A payment of $24 was made in 2003, and a final payment of $14 was made in 2004. Upon final payment, the Company obtained ownership of the software license.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The Company paid legal fees to a legal firm whose partner is a director. The total payments for legal fees to this firm were $97, $66 and $154 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company also leases office space and equipment from two individuals, one of whom is a director and employee and the other an employee, under month-to-month agreements. The total payments under these related party rental agreements were $51, $55 and $54 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company also paid commissions and related expenses to two investment advisory firms, which are affiliated with two of the Company’s directors, for services rendered in the private placement offering of the Series A and B Preferred Stock and to obtain the loan agreement with BWCA. Total payments made to both parties for the years ended December 31, 2003 and 2004 were $181 and $66, respectively. The Company also issued warrants to purchase a total of 42,513 shares of Series A preferred stock and 54,706 shares of Series B preferred stock to these two directors. These warrants are immediately exercisable and expire in 2010. The fair value of these warrants was $33 and $42, respectively.

Note 14—Income Taxes

The components of the provision for income taxes consisted of the following:

	Year Ended December 31,
	2003	2004	2005
Current:
Federal	$(278)	$(806)	$(1,229)
State	24	(83)	(323)

	(254)	(889)	(1,552)

Deferred:
Federal	(121)	639	1,380
State	(137)	35	366

	(258)	674	1,746

Less: valuation allowance	512	215	(194)

Income tax provision (benefit)	$—	$—	$—

A reconciliation of the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,
	2003	2004	2005
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes, net of federal income tax impact	5.7%	5.7%	6.4%
Other	(0.5)%	(1.1)%	3.4%

	39.2%	38.6%	43.8%
Less: impact of valuation allowance	(39.2)%	(38.6)%	(43.8)%

Effective income tax rate	0.0%	0.0%	0.0%

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

At December 31, 2005, the Company has Federal and state income tax net operating loss carryforwards of approximately $9,300 and $6,600, respectively. The Federal net operating losses begin to expire in 2020. The California net operating losses have been suspended for two years and will begin to expire in 2012. Pursuant to the provisions of the Internal Revenue Code, the utilization of Federal net operating loss (NOL) carryforwards in future years may be subject to substantial annual limitations if a change of more than 50% in the ownership of the Company occurs.

The following summarizes the Company’s net deferred tax assets:

	December 31,
	2004	2005
Deferred tax assets:
NOL carryforwards	$2,209	$3,761
Deferred revenues	633	710
Other	34	144

Total deferred tax assets	2,876	4,615

Deferred tax liabilities:
Depreciation	(929)	(973)
Revenue recognition	(57)	(1,927)
Other	(22)	(163)

Total deferred tax liabilities	(1,008)	(3,063)

Less: valuation allowance	(1,868)	(1,552)

Net deferred income tax liability	$—	$—

The valuation allowance increased approximately $208 in 2004 and decreased approximately $316 in 2005, respectively. Due to the uncertainty of the Company’s ability to utilize the net operating loss carryforwards, at December 31, 2004 and 2005, the Company has recorded a valuation allowance to offset the net deferred tax asset.

Note 15—Common Stock and Redeemable Convertible Preferred Stock

Sales of Common Stock

During the period from May 2005 through September 2005, the Company sold 717,000 shares of no par value common stock at a price of $5.00 per share. After offering costs in the amount of $1, the net proceeds from these stock sales were approximately $3,584.

Sales of Redeemable Convertible Preferred Stock

As part of the offering of Series A preferred stock in prior years, in June 2003, the Company issued seven year warrants to purchase 62,750 shares of Series A stock at an exercise price of $4.40 per share. The estimated fair value of the warrants granted was determined to be approximately $49 based on the Black-Scholes valuation model. The warrants are fully exercisable and expire in 2010.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The Company sold 361,625, 762,500 and 149,250 shares of no par value Series B preferred stock for $4.00 per share during the years ended December 31, 2003, 2004 and 2005, respectively. Also, at December 31, 2004, the Company had committed to issue an additional 37,500 shares of Series B preferred stock for which it had received proceeds of $4.00 per share as of that date. Such stock was issued in January 2005. Costs of the offering totaled $118, $7 and $2 in 2003, 2004 and 2005, respectively. Additionally, as part of the offering, the Company issued seven-year warrants to purchase 78,488 shares of Series B convertible stock at an exercise price of $4.40 per share. The estimated fair value of the warrants granted was determined to be approximately $61 based on the Black-Scholes valuation model. The warrants are fully exercisable and expire in 2010.

The shares of both series are convertible at any time at the option of the stockholder at an initial conversion price of $4.00 per share. The conversion price is subject to adjustment upon the occurrence of a merger, acquisition, reorganization, consolidation, reclassification, stock dividend or stock split or other event that would change the number of common shares outstanding. The shares automatically convert to common stock upon an underwritten public offering of the Company’s common stock with an aggregate price to the public of at least $10,000. Other than the amount raised by the Company in its initial public offering, there are no other prerequisites to conversion of both series of preferred stock into common stock.

If the shares in each series have not been converted into common stock within ten years from the date of first issuance of any shares of such series, the Company is required to redeem all of the then outstanding shares of such series at $4.00 per share.

In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, Series A and Series B preferred stockholders are entitled to receive, on a pro rata basis, prior and in preference to the holders of any junior stock, the greater of: (a) conversion price per share plus declared but unpaid dividends or distributions in respect of the liquidation amount and (b) the shared allocation amount, which is the amount all holders would receive if all preferred stock were to convert into common stock prior to such liquidation event. If the assets to be distributed are insufficient to permit the payment in full to such stockholders, then all of the assets of the Company to be distributed are required to be distributed ratably to the holders of the Series A and Series B preferred stockholders.

Note 16—Stock Options and Warrants

Stock Options

On August 27, 2001, the Company established the Basin Water 2001 Stock Option Plan. Under the plan, 900,000 shares of Company common stock were initially reserved for issuance upon exercise of options pursuant to the plan. In June 2005, the plan was amended to increase the number of shares of Company common stock reserved for issuance to 2,100,000.

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

A summary of transactions relating to the plan during the years ended December 31, 2003, 2004 and 2005 is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance—January 1, 2003	610	$1.05
Options granted	138	$4.00
Options exercised	(120)	$0.83

Balance—December 31, 2003	628	$1.74
Options granted	190	$4.00
Options cancelled	(50)	$4.00

Balance—December 31, 2004	768	$2.16
Options granted	541	$4.91
Options cancelled	(100)	$5.00

Balance—December 31, 2005	1,209	$3.15

The weighted average fair value of options granted in 2004 and 2005 was $1.56 per share and $1.80 per share, respectively. The following table summarizes information about options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price
$0.83 - $1.33	490	$1.10	5.7 yrs	490	$1.10
$4.00	328	$4.00	8.4 yrs	168	$4.00
$5.00	391	$5.00	9.5 yrs	—	$5.00

	1,209	$3.15		658	$1.84

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Warrants

From time to time, the Company has issued common stock warrants to non-employees in connection with various transactions, primarily the issuance of notes payable (see Note 12). A summary of common stock warrants issued during the years ended December 31, 2003, 2004 and 2005 is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Balance—January 1, 2003	15	$0.83
Warrants issued	694	$4.08

Balance—December 31, 2003	709	$4.01
Warrants issued	165	$4.00

Balance—December 31, 2004	874	$4.01
Warrants issued	1,480	$6.06

Balance—December 31, 2005	2,354	$5.30

In addition, in June 2003, the Company issued warrants to purchase 62,750 shares of Series A preferred stock at a price of $4.40 per share and warrants to purchase 78,488 shares of Series B preferred stock at a price of $4.40 per share to non-employees as part of these two preferred stock offerings (see Note 15). The majority of these shares were issued to two of the Company’s directors (see Note 13).

The Company has applied the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to estimate the fair market value of both the common stock and preferred stock warrants on the date of issuance using the Black Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2003	2004	2005
Expected life in years	2.5 to 5.0	2.0 to 2.3	2.5
Risk free interest rate	2.9%	3.2% to 3.4%	3.8%
Volatility	30.7%	45.8%	30.0%
Dividend yield	0.0%	0.0%	0.0%

The expected life in years was calculated using an average of the vesting period and the option term, in accordance with the “simplified” method for “plain vanilla” stock options allowed under SAB 107. The risk-free interest rate is the rate on a zero-coupon U.S. Treasury bond with a remaining term equal to the expected life of the option. The volatility was derived from an industry-based index, in accordance with the calculated-value method allowed under SFAS No. 123.

As a result of these computations of the fair value of warrants issued, the following amounts have been recorded in the financial statements:

•	Warrants to purchase 717,450 shares of stock issued to the lender under the BWCA loan in 2003 and 2004 with an aggregate fair value of $435 have been recorded as a discount to debt with a corresponding credit to common stock, and this discount is being amortized to interest expense over the life of the BWCA loan (see Note 12).

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

•	Warrants to purchase 1,000,000 shares of stock issued to the purchasers of the XACP notes in October 2005 with an aggregate fair value of $1,337 have been recorded as a discount to debt with a corresponding credit to common stock, and this discount is being amortized to interest expense over the life of the XACP loan (see Note 12).

•	Pursuant to a $1,500 binding commitment letter with a customer in September 2005, the customer committed to purchase two of the Company’s groundwater treatment systems. As part of this transaction, the Company granted to the customer a warrant to purchase 180,000 shares of common stock at an exercise price of $5.50 per share. This warrant is fully vested upon issuance, and may be exercised for five years after the date of grant. This warrant has a fair value of $168, which is being recorded as a charge to revenues as the related revenues are recognized. Such charges totaled $154 during the year ended December 31, 2005.

•	Pursuant to a binding commitment letter with Shaw Environmental, Inc. (Shaw) in December 2005, Shaw committed to purchase a total of $5,000 of the Company’s groundwater treatment systems prior to December 31, 2006. The Company granted to Shaw a warrant to purchase 300,000 shares of common stock at an exercise price of $7.00 per share in connection with Shaw’s purchase of the Company’s groundwater treatment systems. This warrant vests 20% for each $1,000 paid in cash by Shaw to the Company in connection with this $5,000 purchase commitment, and may be exercised for five years after the date of grant. This warrant has a fair value of $537, which is being recorded as a charge to revenues as the related revenues are recognized under the $5,000 purchase commitment. Such charges totaled $191 during the year ended December 31, 2005.

In general, the Company grants warrants with exercise prices equal to the estimated fair value of its common stock. However, to the extent that the deemed fair value of the common stock exceeds the exercise price of warrants on the date of the grant, the Company records deferred charges and amortizes such deferred charges over the life of the underlying transaction with which the warrants were issued. The fair value of the Company’s common stock is determined by the Company’s Board of Directors (the Board). In the absence of a public trading market for the Company’s common stock, the Board considers both objective and subjective factors in determining the fair value of the Company’s common stock and related warrants. Consistent with the guidance provided by the American Institute of Certified Public Accountants in its Technical Practice Aid (TPA) entitled The Valuation of Privately Held Company Equity Securities Issued as Compensation, such considerations included, but were not limited to, the following factors:

•	The liquidation preference, anti-dilution and redemption rights of the preferred stock and the lack of such rights for the common stock;

•	The per share price for concurrent or recent sales of common stock and redeemable convertible preferred stock;

•	Historical performance and operating results at the time of the grant;

•	Expected future earnings performance;

•	Liquidity and future capital requirements;

•	Stage of development and business strategy;

•	Marketplace developments and major competition;

•	Market barriers to entry;

•	Strategic relationships with third parties;

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

•	Size of workforce and related skills;

•	The illiquidity of the common stock; and

•	The likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or a sale.

No warrant-related deferred charges were recorded for the years ended December 31, 2003 and 2004 as the exercise price of the warrants granted in those years was equal to or in excess of the estimated fair value of the Company’s common stock on the date of grant. In connection with the Company’s initial public offering, the Company has re-evaluated the historical fair value of its common stock. As a result of this re-evaluation, the Company has recorded deferred charges for warrants issued during the year ended December 31, 2005 in the amount of $60, which represents the difference between the exercise price of warrants granted in the fourth quarter of 2005 and the revised fair value of the common stock underlying such warrants on the date of grant. Pursuant to FASB Interpretation (FIN) No 28, the Company amortizes such deferred charges over the appropriate period of the underlying transaction. Accordingly, the Company recorded $13 of non-cash charges against revenues in the year ended December 31, 2005. As of December 31, 2005, the balance of unamortized deferred charges was $47, which will be amortized as charges to revenues as the remaining revenues are recognized under the $5,000 purchase commitment.

Note 17—Commitments

Customer Contracts

The Company has long-term water treatment contracts with various customers. Under the terms of these contracts, the Company is entitled to monthly standby fees from these customers for periods ranging from three to five years. Additionally, the Company has received prepayments in conjunction with certain long-term treatment contracts. These prepayments are recorded as deferred revenues. As of December 31, 2005, deferred revenues are expected to be recognized as revenues in future years as follows:

Year Ending December 31,	Amount
2006	$215
2007	140
2008	115
2009	114
2010	114
Thereafter	446

Total deferred revenues	1,144
Less: deferred revenues offset against accounts receivable at December 31, 2005	(490)

Net deferred revenues	$654

BASIN WATER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Operating Leases

The Company has entered into operating leases for office space, facilities and equipment. The office space lease agreements provide for extensions of the leases. The facility lease requires payment of common area maintenance, insurance and property taxes in addition to rental payments. The total gross rental expense for all operating leases for the years ended December 31, 2003, 2004 and 2005 was $158, $167 and $173, respectively. As of December 31, 2005, the minimum future payments under the leases are as follows:

Year Ending December 31,	Amount
2006	$125
2007	126
2008	58
2009	—
2010	—

Total	$309

Note 18—Subsequent Events

Aqua Note

In February 2006, the Company issued a $2,000 subordinated note to Aqua America, Inc. (the Aqua note). The Aqua note is subordinated in right of payment to the amounts owing under the BWCA loan and is secured by substantially all of the Company’s assets, including its water contracts and water services agreements. The Aqua note accrues at a rate of 7.0% per annum, payable on a semiannual basis beginning July 1, 2006. The Aqua note matures on the earlier of the first anniversary of the closing of an initial public offering and February 10, 2009.

In connection with a proposed nationwide strategic relationship with Aqua America and issuance of the Aqua note, the Company issued to Aqua America a warrant to purchase 300,000 shares of the Company’s common stock at an exercise price of $6.00 per share and a warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $7.00 per share. These warrants are immediately exercisable and expire on the earliest of February 10, 2011, 30 months after an initial public offering and immediately prior to a change in control of the Company. In the first quarter of 2006, the Company will assess the fair value of these warrants.

BWCA Warrant

In February 2006, in connection with the consent granted by BWCA I, LLC with respect to the Company’s issuance of the Aqua note, the Company granted to BWCA I, LLC a warrant to purchase 50,000 shares of the Company’s common stock at an exercise price of $8.00 per share. This warrant is immediately exercisable and may be exercised for five years after the date of grant. In the first quarter of 2006, the Company will assess the fair value of this warrant.

Facility Lease

In March 2006, the Company entered into an amendment to its current facility lease which provides for an additional 19,200 square feet of office and manufacturing space in a separate building contiguous to the Company’s current facility in Rancho Cucamonga, California. Under the terms of this amendment, the Company’s obligation for these facilities will initially be approximately $19,000 per month with annual escalations.

BASIN WATER, INC.

Schedule II—Valuation and Qualifying Accounts

(In thousands)

	Balance at Beginning of Year	Valuation Account Increases	Valuation Account Decreases	Balance at End of Year
Valuation allowance for net deferred tax assets:
Year ended December 31, 2003	$1,114	$546		$1,660
Year ended December 31, 2004	1,660	208		1,868
Year ended December 31, 2005	1,868		(316)	1,552

▲ Pomona, California
1 Million Gallons Per Day – Nitrate Removal System

▲ Sedona, Arizona
750,000 Gallons Per Day
Arsenic Removal System

▲ BasinWater's Proprietary
Computer Simulation

▲ San Bernardino, California
1.5 Million Gallons Per Day
Nitrate Removal System

▲ Redlands, California
1.5 Million Gallons Per Day
Perchlorate Removal System

Providing new sources of safe & reliable drinking water.

▲ East Los Angeles, California
1.5 Million Gallons Per Day
Perchlorate Removal System

BasinWater™

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

5,000,000 Shares

Common Stock

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

A.G. EDWARDS

CANACCORD ADAMS

The date of this prospectus is                     , 2006.

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item	Amount to be paid
SEC Registration Fee	$5,538
NASD Filing Fee	5,675
Nasdaq National Market Listing Fee	100,000
Legal Fees and Expenses	975,000
Accounting Fees and Expenses	125,000
Printing and Engraving Expenses	200,000
Blue Sky Fees and Expenses	15,000
Transfer Agent and Registrar Fees	35,000
Miscellaneous Expenses	38,787

Total	$1,500,000

Item 14.    Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the corporation—by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, attached as Exhibit 3.4 hereto, which will be effective upon completion of the offering of our common stock pursuant to this registration statement, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporate Law. In addition, in connection with this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification provisions contained in these agreements may be broader than those contained in the Delaware General Corporation Law. In addition, we have purchased a policy of directors’ and officers’

liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us, our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

Since January 1, 2003, we have issued and sold the following unregistered securities:

1.	In June 2003, we issued warrants to purchase 62,750 shares of our Series A preferred stock at an exercise price of $4.40 per share to two of our directors and the associates of one of these directors in exchange for financial advisory services provided to us in connection with the sale of our Series A preferred stock. Upon completion of this offering, the warrants to purchase shares of our Series A preferred stock will convert into warrants to purchase 62,750 shares of our common stock. These warrants may be exercised for seven years after the date of grant. The fair value of the services rendered to us by our directors and the associates of one of these directors (as measured by the fair value of the warrants issued), was approximately $49,000.

2.	In February and March 2003, we sold an aggregate of 361,625 shares of our Series B preferred stock at a per share price of $4.00 to 26 accredited investors for an aggregate consideration of $1,446,500. In June and July 2003, we issued warrants to purchase 78,488 shares of our Series B preferred stock at an exercise price of $4.40 per share to two of our directors and the associates of one of these directors in exchange for financial advisory services provided to us in connection with the sale of our Series B preferred stock. The fair value of the services rendered to us by our directors and the associates of one of these directors (as measured by the fair value of the warrants issued), was approximately $61,000. In April 2004, we sold an additional 36,250 shares of our Series B preferred stock at a per share price of $4.00 to three accredited investors for an aggregate consideration of $145,000. In July through December 2004, we sold an additional 716,250 shares of our Series B preferred stock at a per share price of $4.00 to 26 accredited investors for an aggregate consideration of $2,865,000. In January through April 2005, we sold an additional 136,750 shares of our Series B preferred stock at a per share price of $4.00 to 10 accredited investors for an aggregate consideration of $547,000. Upon completion of this offering, these shares of Series B preferred stock will convert into 1,250,875 shares of our common stock, and the warrants to purchase shares of Series B preferred stock will convert into warrants to purchase 78,488 shares of our common stock. These warrants may be exercised for seven years after the date of grant.

3.	Between May 2005 and September 2005, we sold an aggregate of 717,000 shares of our common stock at a per share price of $5.00 to 42 accredited investors for an aggregate consideration of $3,585,000.

4.	On July 1, 2003, we entered into a loan agreement with BWCA I, LLC, pursuant to which we are obligated to issue warrants to purchase shares of our common stock at an exercise price of $4.00 per share. To date, we have issued to BWCA I, LLC warrants to purchase a total of 717,450 shares of our common stock at an exercise price of $4.00 per share pursuant to this loan agreement. These warrants may be exercised for five years after the date of the grant but expire earlier upon a change in control of our company. The aggregate consideration received by us for these warrants (as measured by the fair value of the warrants issued) was approximately $435,000.

5.	On September 29, 2005, we issued a warrant to purchase 180,000 shares of our common stock at an exercise price of $5.50 per share to a customer in connection with the sale of one of our systems. This customer is also one of our shareholders. These warrants may be exercised for five years after the date of grant. The aggregate consideration received by us for this warrant (as measured by the fair value of the warrant issued) was approximately $168,000.

6.	On October 14, 2005, we issued to funds affiliated with Cross Atlantic Capital Partners $5,000,000 in subordinated notes, warrants to purchase 750,000 shares of our common stock at an exercise price of $5.50 per share and warrants to purchase 250,000 shares of our common stock at an exercise price of $7.00 per share for an aggregate consideration of $5,000,000. The warrants may be exercised until the earlier of October 14, 2010 and 30 months following the completion of this offering. The aggregate consideration received by us for these warrants (as measured by the fair value of the warrants issued) was approximately $1,337,000.

7.	From September 2003 to April 2006, we granted stock options to purchase 879,333 shares of our common stock at exercise prices ranging from $4.00 to $9.00 per share to our employees, consultants and directors under our 2001 option plan. In addition, between September 2004 and February 2005, we granted stock options to purchase 190,000 shares of our common stock at exercise prices of $4.00 per share to our employees, which grants were made outside our 2001 option plan. During this period, 150,000 options were surrendered resulting in a net of 919,333 options granted. The aggregate consideration received by us for these options (as measured by the fair value of the options issued) was approximately $1,641,000. During September 2003, we issued and sold an aggregate of 120,000 shares of our common stock to two of our directors at a price of $0.83 per share pursuant to exercises of options granted under our 2001 option plan for an aggregate consideration of $99,600.

8.	In February 2006, we issued to Aqua America, Inc. a $2,000,000 subordinated note, a warrant to purchase 300,000 shares of our common stock at an exercise price of $6.00 per share and a warrant to purchase 100,000 shares of our common stock at an exercise price of $7.00 per share for an aggregate consideration of $2,000,000. The warrants may be exercised until the earlier of February 10, 2011 and 30 months following the completion of this offering. The aggregate consideration received by us for these warrants (as measured by the fair value of the warrants issued) was approximately $639,000.

9.	In connection with the consent granted by BWCA I, LLC with respect to our issuance of the Aqua note, in February 2006, we granted to BWCA I, LLC a warrant to purchase 50,000 shares of our common stock at an exercise price of $8.00 per share. The warrant may be exercised for five years after the date of the grant. The aggregate consideration received by us for this warrant (as measured by the fair value of the warrant issued) was approximately $102,000.

10.	Pursuant to our binding commitment letter with Shaw, Shaw has committed to purchase a total of $5.0 million of our groundwater treatment systems prior to December 31, 2006. In December 2005, we granted to Shaw a warrant to purchase 300,000 shares of our common stock at an exercise price of $7.00 per share in connection with its purchase of our groundwater treatment systems. One-fifth of the shares subject to this warrant will vest upon each $1.0 million of our groundwater treatment systems paid for by Shaw. The warrant may be exercised for five years after the date of grant. The aggregate consideration received by us for this warrant (as measured by the fair value of the warrant issued) was approximately $537,000.

The sales and issuances of securities in the transactions described above in 1, 2, 3, 4, 5, 6, 8, 9 and 10 were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder and the sales and issuances of securities in the transactions described above in 7 were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through employment or other relationships, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15; we paid commissions and related expenses to Paramount BioCapital, Inc., an investment banking firm of which one of our directors, Mr. Katzmann, is a principal, and to SCCOT Financial Group, Inc., an investment advisory firm of which one of our directors, Mr. Watt, is a principal, for services rendered in connection with our private placement offerings of Series A and Series B preferred stock and the consummation of the BWCA loan. Payments to Paramount BioCapital, Inc. during the years ended December 31, 2003 and 2004, respectively, were approximately $92,000 and $34,000. Payments to SCCOT Financial Group, Inc. during the years ended December 31, 2003 and 2004, respectively, were approximately $89,000 and $34,000. We made no payments to Paramount BioCapital, Inc. or SCCOT Financial Group, Inc. during the year ended December 31, 2005. In addition, in connection with the services rendered by Paramount BioCapital, Inc. and SCCOT Financial Group, Inc., Mr. Katzmann was granted warrants to purchase 11,138 shares of our Series A preferred stock at an exercise price of $4.40 per share and 15,462 shares of our Series B preferred stock at an exercise price of $4.40 per share, and Mr. Watt was issued warrants to purchase 31,375 shares of our Series A preferred stock at an exercise price of $4.40 per share and 39,244 shares of our Series B preferred stock at an exercise price of $4.40 per share.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1(1)	Form of Underwriting Agreement

3.1(2)	Amended and Restated Articles of Incorporation of the Registrant

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3(2)	Bylaws of the Registrant

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

4.1	Form of the Registrant’s Common Stock Certificate

4.2(2)	Registration Rights Agreement dated June 28, 2005 among the Registrant and holders of Preferred Stock

4.3(3)	Form of Common Stock Warrant

4.4(2)	Form of Preferred Stock Warrant

4.5(2)	Form of Note issued to BWCA I, LLC

4.6(2)	Form of Warrant issued to BWCA I, LLC

4.7(2)	Form of Senior Subordinated Note issued to The Co-Investment 2000 Fund, L.P. and the other purchasers

4.8(2)	Form of Warrant issued to The Co-Investment 2000 Fund, L.P. and the other purchasers

4.9(2)	Registration Rights Agreement, dated October 14, 2005, among the Registrant, The Co-Investment 2000 Fund, L.P. and the other purchasers

4.10(2)	Senior Subordinated Note issued to Aqua America, Inc. dated February 10, 2006

4.11(2)	Form of Warrant issued to Aqua America, Inc.

4.12(2)	Registration Rights Agreement, dated February 10, 2006, among the Registrant and Aqua America, Inc.

5.1	Opinion of Latham & Watkins LLP

9.1(2)	Amended and Restated Voting Trust Agreement, dated September 20, 2005

Exhibit Number	Description
10.1(2)	Form of Director and Executive Officer Indemnification Agreement

10.2#(2)	2001 Stock Option Plan, as amended and restated, and form of option agreement thereunder

10.3#(4)	Director Equity Compensation Policy

10.4#	2006 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder

10.5#(4)	2006 Employee Stock Purchase Plan

10.6#(2)	Employment Agreement between the Registrant and Peter L. Jensen dated October 1, 2005

10.7#(1)	Form of Employment Agreement to be entered into between Registrant and Peter L. Jensen

10.8#(2)	Employment Agreement between the Registrant and Thomas C. Tekulve dated August 27, 2004, First Amendment to Employment Agreement dated January 31, 2005 and Second Amendment to Employment Agreement dated June 27, 2005

10.9#(1)	Form of Employment Agreement to be entered into between Registrant and Thomas C. Tekulve

10.10(2)	Standard Industrial/Commercial Single-Tenant Lease, dated June 7, 2002 between the Registrant and White Oak, LLC for the property located at 8731 Prestige Court, Rancho Cucamonga, California 91730

10.11(2)	First Amendment to Standard Industrial Commercial Single Tenant Lease—Gross, dated August 4, 2004, between the Registrant and White Oak, LLC

10.12(2)	Business Loan Agreement, dated July 1, 2003, between BWCA I, LLC and the Registrant

10.13(2)	Commercial Security Agreement, dated July 1, 2003, between BWCA I, LLC and the Registrant

10.14(2)	Subordinated Note with Warrants Purchase Agreement, dated October 14, 2005, among the Registrant, The Co-Investment 2000 Fund, L.P. and the other purchasers party thereto

10.15(2)	Security Agreement, dated October 14, 2005, among the Registrant, The Co-Investment 2000 Fund, L.P. and the other purchasers party thereto

10.16†	National Arsenic Sales Agreement, dated December 9, 2005, between the Registrant and Shaw Environmental, Inc.

10.17†	Sales Commitment Letter, dated December 23, 2005, between the Registrant and Shaw Environmental, Inc.

10.18(2)	Subordinated Note with Warrants Purchase Agreement, dated February 10, 2006, between the Registrant and Aqua America, Inc.

10.19(2)	Security Agreement, dated as of February 10, 2006, between the Registrant and Aqua America, Inc.

10.20(3)	Second Amendment to Standard Air Industrial Commercial Single-Tenant Lease-Gross, dated February 15, 2006, between the Registrant and White Oak, LLC

23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1(2)	Power of Attorney (See page II-7)

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#	Indicates management contract or compensatory plan.
(1)	Filed with Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 on April 20, 2006.
(2)	Filed with the Registrant’s Registration Statement on Form S-1 on February 13, 2006.
(3)	Filed with Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on March 27, 2006.
(4)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on April 24, 2006.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions described in Item 14 of this Registration Statement or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cucamonga, California on the 9th day of May 2006.

BASIN WATER, INC.

By:	/s/ PETER L. JENSEN
Peter L. Jensen President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated and on the 9th day of May 2006.

Signature	Title

/s/ PETER L. JENSEN Peter L. Jensen	President, Chief Executive Officer and Director (Chief Executive Officer)

/s/ THOMAS C. TEKULVE Thomas C. Tekulve	Chief Financial Officer, Treasurer, Chief Administrative Officer and Secretary (Principal Financial and Accounting Officer)

* Russell C. Ball III	Director

* Victor J. Fryling	Director

* Scott A. Katzmann	Director

* Keith R. Solar	Director

* William D. Watt	Director

*By:	/s/ PETER L. JENSEN
Peter L. Jensen Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1(1)	Form of Underwriting Agreement

3.1(2)	Amended and Restated Articles of Incorporation of the Registrant

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3(2)	Bylaws of the Registrant

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

4.1	Form of the Registrant’s Common Stock Certificate

4.2(2)	Registration Rights Agreement dated June 28, 2005 among the Registrant and holders of Preferred Stock

4.3(3)	Form of Common Stock Warrant

4.4(2)	Form of Preferred Stock Warrant

4.5(2)	Form of Note issued to BWCA I, LLC

4.6(2)	Form of Warrant issued to BWCA I, LLC

4.7(2)	Form of Senior Subordinated Note issued to The Co-Investment 2000 Fund, L.P. and the other purchasers

4.8(2)	Form of Warrant issued to The Co-Investment 2000 Fund, L.P. and the other purchasers

4.9(2)	Registration Rights Agreement, dated October 14, 2005, among the Registrant, The Co-Investment 2000 Fund, L.P. and the other purchasers

4.10(2)	Senior Subordinated Note issued to Aqua America, Inc. dated February 10, 2006

4.11(2)	Form of Warrant issued to Aqua America, Inc.

4.12(2)	Registration Rights Agreement, dated February 10, 2006, among the Registrant and Aqua America, Inc.

5.1	Opinion of Latham & Watkins LLP

9.1(2)	Amended and Restated Voting Trust Agreement, dated September 20, 2005

10.1(2)	Form of Director and Executive Officer Indemnification Agreement

10.2#(2)	2001 Stock Option Plan, as amended and restated and form of option agreement thereunder

10.3#(4)	Director Equity Compensation Policy

10.4#	2006 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder

10.5#(4)	2006 Employee Stock Purchase Plan

10.6#(2)	Employment Agreement between the Registrant and Peter L. Jensen dated October 1, 2005

10.7#(1)	Form of Employment Agreement to be entered into between Registrant and Peter L. Jensen

10.8#(2)	Employment Agreement between the Registrant and Thomas C. Tekulve dated August 27, 2004, First Amendment to Employment Agreement dated January 31, 2005 and Second Amendment to Employment Agreement dated June 27, 2005

Exhibit Number	Description
10.9#(1)	Form of Employment Agreement to be entered into between Registrant and Thomas C. Tekulve

10.10(2)	Standard Industrial/Commercial Single-Tenant Lease, dated June 7, 2002 between the Registrant and White Oak, LLC for the property located at 8731 Prestige Court, Rancho Cucamonga, California 91730

10.11(2)	First Amendment to Standard Industrial Commercial Single Tenant Lease—Gross, dated August 4, 2004, between the Registrant and White Oak, LLC

10.12(2)	Business Loan Agreement, dated July 1, 2003, between BWCA I, LLC and the Registrant

10.13(2)	Commercial Security Agreement, dated July 1, 2003, between BWCA I, LLC and the Registrant

10.14(2)	Subordinated Note with Warrants Purchase Agreement, dated October 14, 2005, among the Registrant, The Co-Investment 2000 Fund, L.P. and the other purchasers party thereto

10.15(2)	Security Agreement, dated October 14, 2005, among the Registrant, The Co-Investment 2000 Fund, L.P. and the other purchasers party thereto

10.16†	National Arsenic Sales Agreement, dated December 9, 2005, between the Registrant and Shaw Environmental, Inc.

10.17†	Sales Commitment Letter, dated December 23, 2005, between the Registrant and Shaw Environmental, Inc.

10.18(2)	Subordinated Note with Warrants Purchase Agreement, dated February 10, 2006, between the Registrant and Aqua America, Inc.

10.19(2)	Security Agreement, dated February 10, 2006, between the Registrant and Aqua America, Inc.

10.20(3)	Second Amendment to Standard Air Industrial Commercial Single-Tenant Lease-Gross, dated February 15, 2006, between the Registrant and White Oak, LLC

23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1(2)	Power of Attorney (See page II-7)

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.
#	Indicates management contract or compensatory plan.
(1)	Filed with Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 on April 20, 2006.
(2)	Filed with the Registrant’s Registration Statement on Form S-1 on February 13, 2006.
(3)	Filed with Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on March 27, 2006.
(4)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on April 24, 2006.